   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER   , 2000
                                                      REGISTRATION NO. 333-XXXXX
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         ------------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                             ---------------------

                       INTERNATIONAL MICROCIRCUITS, INC.
             (Exact name of registrant as specified in its charter)

                         ------------------------------

             CALIFORNIA                              3674                              94-2188223
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code number)              Identification No.)

                             525 LOS COCHES STREET
                           MILPITAS, CALIFORNIA 95035
                                 (408) 263-6300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                         ------------------------------

                                 ILHAN REFIOGLU
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       INTERNATIONAL MICROCIRCUITS, INC.
                             525 LOS COCHES STREET
                           MILPITAS, CALIFORNIA 95035
                                 (408) 263-6300

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

         DENNIS C. SULLIVAN, ESQ.                            NORA L. GIBSON, ESQ.
            JOHN M. FOGG, ESQ.                              JAMIE W. STEWART, ESQ.
         LYNN E. FULLERTON, ESQ.                              LORA D. BLUM, ESQ.
     GRAY CARY WARE & FREIDENRICH LLP               WILSON SONSINI GOODRICH & ROSATI, P.C.
           400 HAMILTON AVENUE                          ONE MARKET, SPEAR STREET TOWER
     PALO ALTO, CALIFORNIA 94301-1825                  SAN FRANCISCO, CALIFORNIA 94105
              (650) 833-2000                                    (415) 947-2000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM
                                                                   AGGREGATE            AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED       OFFERING PRICE (1)    REGISTRATION FEE
Common Stock (no par value).................................      $72,450,000            $19,127

(1) Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER   , 2000
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                          shares

                                     [LOGO]

                                  Common Stock

    We are offering              shares of our common stock and some of our
stockholders are offering              shares. We have granted the underwriters
an option to purchase a maximum of              additional shares to cover
over-allotments of shares.

    Prior to this offering, there has been no public market for our common
stock. The public offering price is expected to be between $         and
$         per share. We have applied to list our common stock on the Nasdaq
National Market under the symbol "IIMI."

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                                 Per Share           Total
                                                              ----------------  ----------------
Public offering price.......................................         $                 $
Underwriting commissions....................................         $                 $
Proceeds, before expenses, to us............................         $                 $
Proceeds to the selling stockholders........................         $                 $

    Delivery of the common stock will be made on or about              , 2000.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

WIT SOUNDVIEW                                            NEEDHAM & COMPANY, INC.

                      Prospectus dated              , 2000

                              [INSIDE FRONT COVER]

IMI Clocks

Zero Delay Buffers

EMI Reduction Integrated Circuits

High Performance Logic Integrated Circuits

IMI Spread Spectrum Clock Generator

[Graphic representation of integrated circuits and comparison of electromagnetic wave lengths before EMI reduction and after EMI reduction.]

[IMI Logo]

                                   [GATEFOLD]

Markets
Computing
Consumer Electronics
Communications

[Graphic representations of products that use our integrated circuits]

                              [INSIDE BACK COVER]

[IMI Logo]

[Graphic representation of timing device]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      3
Risk Factors................................................      7
Forward-Looking Statements..................................     17
Use of Proceeds.............................................     18
Dividend Policy.............................................     18
Capitalization..............................................     19
Dilution....................................................     20
Selected Consolidated Financial Data........................     21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     22
Business....................................................     31
Management..................................................     44
Related Party Transactions..................................     52
Principal and Selling Stockholders..........................     54
Description of Capital Stock................................     56
Shares Eligible for Future Sale.............................     58
Underwriting................................................     60
Legal Matters...............................................     62
Experts.....................................................     62
Where You Can Find More Information.........................     62
Index to Consolidated Financial Statements..................    F-1
Appendix: "Meet the Management" Presentation................    A-1

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE AND THE UNDERWRITERS ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                                 --------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

    UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THE OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS," THE FINANCIAL DATA AND RELATED NOTES, BEFORE MAKING AN INVESTMENT DECISION.

                                  OUR BUSINESS

    We design, develop and market high performance integrated circuits for the computing, communications, and consumer electronics markets. Our product portfolio includes integrated circuit timing devices and EMI reduction and high performance logic integrated circuits. We believe our gate-array-based architecture, proprietary input/output structures and extensive mixed-signal cell library enable us to deliver flexible, high performance solutions to our customers faster than many of our competitors, which in turn assists our customers in achieving their time-to-market objectives. Our design methodology gives us fast design and prototype cycle times and enables rapid product introductions. We sell our products to leading systems manufacturers in the computing, communications and consumer electronics markets. Our customers include Apple, Canon, Cisco, Dell, Fujitsu Siemens, Hewlett-Packard, IBM, NEC, Panasonic, Pioneer, Sharp, Samsung, Sanyo, Sony and Xerox.

    We believe that we have developed a compelling product portfolio, as evidenced by our significant design wins with industry leaders, such as Compaq and Cisco, which has resulted in the integration of our products into some of Compaq's personal computers and Cisco's leading-edge routers. In addition, our timing devices are designed into the Intel reference mobile motherboard. We have also successfully penetrated the digital camera, DVD and minidisc player markets with recent design wins at Sanyo, Sony and Kenwood.

                                OUR OPPORTUNITY

    There exists a growing demand for fast, high-bandwidth electronic systems characterized by ever-improving performance, flexibility, reliability and functionality, as well as decreasing size, cost and power consumption. This demand has resulted in both the development of new, and the enhancement of existing, electronic systems, such as digital cameras, DVD players, game consoles, internet appliances, network routers and switches, notebook computers and set-top boxes.

    The components of these electronic systems, which include microprocessors, memory, logic, and timing devices, must continue to increase in performance in order to enable the continued development of higher performance systems. Advances in the development of a particular type of integrated circuit timing device, known as a clock, are particularly critical as they generate the timing signals necessary for communication among the components within systems as well as between systems. Other integrated circuits that are becoming increasingly important in complex, high-speed systems such as computer servers, workstations and networking systems, where data transfers at optimum speeds are essential, include zero delay buffers and high performance, low power logic. High performance electronics systems often emit elevated levels of electromagnetic interference, or EMI. Because EMI is regulated by the Federal Communications Commission, systems manufacturers are seeking solutions to reduce levels of EMI.

    In order to meet the demand for higher performance systems in the computing, communications and consumer electronics markets, systems manufacturers require high performance integrated circuits with programmable features that allow the manufacturers to rapidly design and test systems, assisting them in meeting their time-to-market and cost objectives.

                                  OUR SOLUTION

    To address these needs, we have developed a portfolio of product families consisting of clocks, zero delay buffers and EMI reduction and high performance logic integrated circuits for the computing, communications and consumer electronics markets. Our products are based upon a flexible platform with which we are able to quickly build new products to meet our customers' requirements. We focus our product development efforts on applications in areas where we have identified a market opportunity and a large customer need. We currently offer more than 100 products, of which more than 50% have been introduced during the last 12 months. The key elements of our solution are:

    - UNIQUE AND FLEXIBLE DESIGN SOLUTION. Our design methodology and product design architectures have been optimized to enable rapid new product introductions and to provide flexibility during the development process while minimizing costs.

    - HIGH PERFORMANCE PRODUCTS. We design and manufacture our products to meet or exceed manufacturers' highest standards and specifications as evidenced by the integration of our products into the systems of industry leaders, such as Cisco, Compaq, Dell and Sony.

    - BROAD FEATURE SET. We offer products with unique programmability features and integration levels to address a broad range of system requirements and functionality.

    - CUSTOMER RESPONSIVENESS. We believe our unique fast time-to-market design capability enables us to respond to customer requests more rapidly than our competition.

                                  OUR STRATEGY

    Our objective is to be a leading supplier of clocks, zero delay buffers and EMI reduction and high performance logic integrated circuits to the computing, communications and consumer markets. Key elements of our strategy include:

    - further increase our market share through the continued penetration of existing customers and the expansion of our sales, marketing and applications support organization to acquire new customers;

    - leveraging our core competencies in timing and EMI solutions across the high growth communications and consumer products markets;

    - extending our leadership in the EMI market to maintain our position as the EMI solution provider of choice;

    - further penetration of industry leaders in an effort to influence the purchasing decisions of additional customers within those industries; and

    - continuing to expand our product offerings as end-product performance requirements and process technologies evolve.

                             CORPORATE INFORMATION

    International Microcircuits, Inc. was incorporated in California in
November 1972 and reincorporated in Delaware in             2000. Our principal
executive offices are located at 525 Los Coches Street, Milpitas, California 95035, our telephone number is (408) 263-6300, and our website is located at www.imicorp.com. Information on our website is not a part of this prospectus.

                                  THE OFFERING

Common stock offered by us...........................  shares

Common stock offered by the selling
  stockholders.......................................  shares

Common stock to be outstanding after this offering...  shares

Use of proceeds......................................  To repay outstanding indebtedness and redeem our Series A redeemable preferred stock and
                                                       for general corporate purposes, principally
                                                       working capital and capital expenditures. See
                                                       "Use of Proceeds." We will not receive any of
                                                       the proceeds from the sale of shares by the
                                                       selling stockholders.

Proposed Nasdaq National Market symbol...............  IIMI

    The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of June 30, 2000 and excludes:

    - 1,793,748 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000 under our 1995 and 1997 stock option plans, with a weighted average exercise price of $0.54 per share, and 3,691,000 shares reserved for future grants under our option plans; and

    - 200,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan.
                  ------------------------------------------------

    Unless specifically stated, the information in this prospectus:

    - reflects the automatic conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock into an aggregate of 10,662,057 shares of our common stock and 3,159,128 shares of our Series A redeemable preferred stock and the redemption of all such shares of Series A redeemable preferred stock for $12.4 million upon the closing of this offering;

    - reflects a three-for-two stock split that was effected in February 1998, a three-for-two stock split that was effected in February 2000 and a three-for-two stock split to be effected in September 2000;

    - does not take into account the possible sale of additional shares of common stock to the underwriters to cover over-allotments;

    - assumes the reincorporation of our company in Delaware prior to the completion of this offering; and

    - reflects the creation of a new class of preferred stock and an increase in the number of authorized shares of common stock to 100,000,000 shares upon the closing of this offering.

    Dial-a-dB, Dial-a-Drive, Dial-a-Frequency, Dial-a-Skew and IMI are trademarks of International Microcircuits, Inc. This prospectus contains product names, trade names and trademarks of International Microcircuits, Inc. and other organizations.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    You should read the following summary financial information with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                                                                   THREE MONTHS
                                                                                                       ENDED
                                                     FISCAL YEAR ENDED MARCH 31,                     JUNE 30,
                                         ----------------------------------------------------   -------------------
                                           1996       1997       1998       1999       2000       1999       2000
                                         --------   --------   --------   --------   --------   --------   --------
                                                                                                    (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net revenue..........................  $35,694    $27,857    $34,165    $38,998    $44,326    $10,516    $11,507
  Gross profit(1)......................   13,204     10,350     14,239     15,995     20,273      4,507      5,565
  Operating income (loss)..............    2,832      1,305       (934)     2,813      4,074      1,027        855
  Net income (loss)....................    1,197      1,029     (2,197)       987      1,774        425        217

  Net income (loss) per share(2):
    Basic..............................  $  0.07    $  0.06    $ (0.17)   $  0.33    $  0.47    $  0.13    $  0.05
    Diluted............................  $  0.07    $  0.06    $ (0.17)   $  0.01    $  0.06    $  0.01    $  0.00

  Weighted average shares(2):
    Basic..............................   17,213     17,213     13,008      2,735      3,602      3,028      3,982
    Diluted............................   17,213     17,213     13,008     14,642     15,908     16,176     16,052

                                                                 AS OF JUNE 30, 2000
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(3)
                                                              ---------   --------------
                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  4,670
  Working capital...........................................     6,455
  Total assets..............................................    17,817
  Long-term debt, including current portion.................     5,700
  Mandatorily redeemable securities.........................    15,821
  Total stockholders' equity (deficit)......................   (14,389)

------------------------

(1) Gross profit excludes stock-based compensation expense of $73,000 for the year ended March 31, 2000 and $60,000 for the three months ended June 30, 2000, which is combined with other stock-based compensation and included in operating income.

(2) See Note 1 of Notes to our consolidated financial statements for a description of the computation of the number of shares and net income (loss) per share.

(3) Adjusted to reflect the sale by us of       shares of common stock in this
    offering, at an assumed initial public offering price of $    per share
    after deducting the estimated underwriting discount and offering expenses, and to give effect to the conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock into common stock and Series A redeemable preferred stock, the redemption of all such shares of Series A redeemable preferred stock, and the application of the net proceeds of the offering. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON SHARES. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED, THE TRADING PRICE OF OUR COMMON SHARES COULD DECLINE AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO HARM OUR BUSINESS.

OUR FUTURE OPERATING RESULTS ARE LIKELY TO FLUCTUATE AND THEREFORE MAY FAIL TO MEET EXPECTATIONS WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

    Our operating results have varied widely in the past and are likely to do so in the future. In addition, our operating results may not follow any past trends. Our future operating results will depend on many factors and may fail to meet our expectations for a number of reasons, including those set forth in these risk factors. Any failure to meet expectations could cause our stock price to significantly fluctuate or decline.

    Factors that could cause our operating results to fluctuate include risks related to our internal operations, our dependence on our suppliers and customers and other risks affecting our industry generally. These factors are difficult or impossible to forecast. We place orders to purchase our products from independent foundries several months in advance of the scheduled delivery date, often in advance of receiving firm orders from our customers. If anticipated shipments in any quarter are canceled or do not occur as quickly as expected, expense and inventory levels could be disproportionately high. A significant portion of our expenses are relatively fixed, and the timing of increases in expenses is based in large part on our forecast of future revenue. As a result, if revenue does not meet our expectations we may be unable to quickly adjust expenses to levels appropriate to actual revenue, which could harm our operating results.

    As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenue or net income from levels expected by securities analysts or investors could cause a decline in the trading price of our stock.

WE DEPEND ON THE FREQUENT INTRODUCTION OF NEW PRODUCTS AND OUR INABILITY TO DEVELOP THESE NEW PRODUCTS COULD ADVERSELY AFFECT OUR BUSINESS.

    The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Product life cycles are continually becoming shorter, which may cause the gross margins of semiconductor products to decline as the next generation of competitive products is introduced. Therefore, our future success is highly dependent upon our ability to frequently develop new products, introduce them in commercial quantities to the marketplace and have them selected for inclusion in products of systems manufacturers. Our failure to develop new products, to have our products available in commercial quantities ahead of competitive products or to have them selected for inclusion in products of manufacturers would have a material adverse effect on our results of operations and financial condition.

WE DERIVE MOST OF OUR REVENUE FROM SALES TO A SMALL NUMBER OF LARGE MANUFACTURERS, AND IF WE ARE NOT ABLE TO RETAIN THESE CUSTOMERS, OR THEY RESCHEDULE, REDUCE OR CANCEL ORDERS, OUR REVENUE WOULD BE REDUCED AND OUR FINANCIAL RESULTS WOULD SUFFER.

    Our largest customers account for a substantial percentage of our revenue. During fiscal 2000, sales of our products to Apple Computer, Dell Computer and IBM, directly and through distributors and contract manufacturers, accounted for approximately 22.7%, 19.6% and 12.4%, respectively, of our net revenue. During the first quarter of fiscal 2001, sales to Apple Computer, Dell Computer and

Sanyo accounted for approximately 19.4%, 21.0% and 10.6%, respectively, of our total revenue. Sales to these large customers have varied significantly on a quarterly and annual basis and will continue to fluctuate in the future. We cannot assure you that we will be able to retain our key customers, that we will be able to attract additional customers or that our customers will be successful in selling their products which incorporate our integrated circuits. The loss of one or more of our largest customers, any substantial reduction or delay in sales to these customers or their contract manufacturers, or our inability to successfully develop relationships with additional customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

WE ARE SUBSTANTIALLY DEPENDENT ON TWO OF OUR PRODUCT FAMILIES. ANY FAILURE TO CONTINUE TO GROW THESE PRODUCT FAMILIES WOULD HAVE A NEGATIVE EFFECT ON OUR REVENUE AND FINANCIAL RESULTS.

    Our business, revenue and operating results are heavily dependent on our clock and EMI reduction product families. In fiscal 2000, sales of clocks comprised 62% of our revenue and sales of EMI reduction integrated circuits comprised 31% of our revenue. If sales of these product families decline, it may have a disproportionate effect on our revenue and operating results. For example, the growth in sales of our EMI reduction products faces several potential risks. If the Federal Communications Commission changes or rescinds existing EMI emission standards, the demand for our EMI reduction products would decline or cease. In addition, if manufacturers develop alternative solutions to achieve EMI reduction, the demand for our EMI reduction devices will not grow according to our forecasts. Any failure to continue to grow our core clock and EMI reduction product families would have a negative effect on our revenue and financial results.

WE RELY ON INDEPENDENT FOUNDRIES FOR THE MANUFACTURE OF OUR INTEGRATED CIRCUITS, AND THE FAILURE OF ANY OF THESE SUPPLIERS TO DELIVER PRODUCTS OR OTHERWISE PERFORM AS REQUESTED COULD DAMAGE OUR RELATIONSHIPS WITH OUR CUSTOMERS AND HARM OUR SALES AND FINANCIAL RESULTS.

    We do not operate any manufacturing facilities, and we rely on independent foundries to manufacture all of our products. These independent foundries fabricate products for other companies, including some of our competitors, and may also produce products of their own design. From time to time, there are manufacturing capacity shortages in the semiconductor industry. We do not have long-term supply contracts with any of our suppliers. Therefore, our suppliers are not obligated to manufacture products for us for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order.

    Our reliance on independent foundries involves a number of risks, including:

    - the inability to obtain adequate manufacturing capacity;

    - the unavailability of or interruption in access to certain process technologies necessary for the manufacture of our products;

    - reduced control over delivery schedules, quality assurance, manufacturing yields and costs; and

    - potential misappropriation of our intellectual property.

    In fiscal 1999 and fiscal 2000, we purchased all of our wafers from IBM Microelectronics, Chartered Semiconductor and Tower Semiconductor. If one or more of these foundries is unable or unwilling to produce adequate supplies of processed wafers on a timely basis, it could cause significant delays and expense in locating a new foundry and redesigning circuits to be compatible with the new manufacturer's processes and, consequently, could have a material adverse effect on our results of operations and financial condition.

    We also depend upon our wafer suppliers to participate in process improvement efforts, such as the transition to finer geometries. If our suppliers are unable or unwilling to do so, our development and introduction of new products could be delayed. Furthermore, sudden shortages of raw materials or production capacity constraints can lead wafer suppliers to allocate available capacity to customers other than us or for the suppliers' internal uses, interrupting our ability to meet our product delivery obligations. Any significant interruption in our wafer supply would seriously harm our development cycle for our products, providing time-to-market advantages to our competitors that have in-house fabrication capacity.

IF OUR INDEPENDENT FOUNDRIES DO NOT ACHIEVE SATISFACTORY YIELDS, OUR RELATIONSHIPS WITH OUR CUSTOMERS MAY BE HARMED.

    The fabrication of silicon wafers is a complex process. Minute levels of contaminants in the manufacturing environment, defects in photomasks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial portion of the integrated circuits on a wafer to be non-functional. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. As a result, foundries often experience problems achieving acceptable yields, which are represented by the number of good integrated circuits as a proportion of the number of total integrated circuits on any particular wafer. Poor yields from our independent foundries would reduce our ability to deliver our products to customers, harm our relationships with our customers and harm our business and our financial results.

WE DEPEND ON A LIMITED NUMBER OF ASSEMBLY SUBCONTRACTORS WITH WHOM WE DO NOT HAVE LONG-TERM CONTRACTS. ANY INABILITY OR UNWILLINGNESS OF OUR ASSEMBLY SUBCONTRACTORS TO MEET OUR ASSEMBLY REQUIREMENTS WOULD DELAY OUR PRODUCT SHIPMENTS AND HARM OUR BUSINESS.

    We primarily rely on foreign subcontractors for the assembly and packaging of our products and, to a lesser extent, for the testing of finished products. We have from time to time experienced difficulties in the timeliness and quality of product deliveries from our subcontractors and may experience similar or more severe difficulties in the future. We generally purchase these services through purchase orders and have no guaranteed arrangements with these subcontractors. These subcontractors could cease to meet our requirements for components or services, or there could be a significant disruption in supplies from them, or degradation in the quality of components or services supplied by them. Any circumstance that would require us to qualify alternative assembly and packaging sources could delay shipments, result in the loss of customers and limit or reduce our revenue.

OUR INDUSTRY IS HIGHLY CYCLICAL AND DOWNTURNS IN THE BUSINESS CYCLE COULD REDUCE OUR REVENUE AND THE PROFITABILITY OF OUR BUSINESS.

    The semiconductor industry is highly cyclical. Downturns in the industry often occur in connection with, or anticipation of, maturing product cycles for both semiconductor companies and their customers and declines in general economic conditions. These downturns have been characterized by abrupt fluctuations in product demand, production over-capacity and accelerated decline of average selling prices. In some cases, these downturns have lasted more than one year. A downturn in the semiconductor industry could reduce our revenue if demand drops or our gross margins if average selling prices decline. We may in the future experience substantial period-to-period fluctuations in our business and operating results due to general industry conditions.

INTENSE COMPETITION IN THE SEMICONDUCTOR INDUSTRY MAY REDUCE THE DEMAND FOR OUR PRODUCTS OR THE PRICES OF OUR PRODUCTS, WHICH COULD REDUCE OUR REVENUE.

    The semiconductor industry is intensely competitive. Our competitors include Cypress Semiconductor, Integrated Circuit Systems, Motorola, Pericom Semiconductor, Philips Semiconductor and Texas Instruments. Most of these competitors have substantially greater financial, technical, marketing, distribution and other resources, broader product lines and longer-standing customer relationships than we do. We also compete with other major and emerging companies that sell products to certain segments of our markets. Competitors with greater financial resources or broader product lines may have a greater ability to sustain price reductions in our primary markets in order to gain or maintain market share.

    We believe that our future success will depend on our ability to continue to improve and develop our products and processes. Unlike us, many of our competitors maintain internal manufacturing capacity for the fabrication and assembly of semiconductor products. This ability may provide them with more reliable manufacturing capability, shorter development and manufacturing cycles and time-to-market advantages. In addition, some of our larger competitors who have their own wafer fabrication facilities may be able to manufacture and sell competitive products at lower prices. Any introduction of products by our competitors that are manufactured with improved process technology could seriously harm our business. As is typical in the semiconductor industry, our competitors have developed and marketed products that function similarly or identically to ours. If our products do not achieve performance, price, size or other advantages over products offered by our competitors, our products may lose market share. Competitive pressures could also reduce market acceptance of our products, reduce our prices and increase our expenses.

OUR SUCCESS IS DEPENDENT ON THE GROWTH OF THE COMPUTING, COMMUNICATION AND CONSUMER ELECTRONICS MARKETS AND OUR ABILITY TO MARKET AND SELL OUR INTEGRATED CIRCUITS TO MANUFACTURERS SERVING THOSE MARKETS.

    In fiscal 1999, fiscal 2000 and the first quarter of fiscal 2001, we derived a majority of our revenue from the sale of integrated circuits for applications in the computing market, such as personal computers, notebook computers and workstations. The computing market, and in particular the personal computer industry, is subject to price competition, rapid technological change, evolving standards, short product life cycles and continuous erosion of average selling prices. Should the computing market decline or experience slower growth, a decline in the order rate for our products could occur. We expect that sales of our products for applications in the computing market, as well as applications in the communications and consumer electronic markets, will account for a significant portion of our revenues in the future. Our ability to market and sell our integrated circuits to manufacturers in those markets will have a significant impact on our financial performance for the foreseeable future. If the markets for these products and applications decline or fail to develop as expected or we are not successful in our efforts to market and sell our products to manufacturers who incorporate integrated circuits into these products, our financial results will be harmed.

PRODUCT PRICE DECLINES AND FLUCTUATIONS MAY CAUSE OUR FUTURE FINANCIAL RESULTS TO VARY.

    Historically, selling prices in the semiconductor industry generally, as well as for our products, have decreased significantly over the life of each product. We expect that selling prices for our existing products will continue to decline over time and that average selling prices for our new products will decline significantly over the lives of these products. Declines in selling prices for our products would affect our revenue and, if not offset by reductions in the costs of producing these products or by sales of new products with higher gross margins, would reduce our overall gross margins and could seriously harm our business.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS, AND WE ALLOCATE RESOURCES BASED ON OUR FORECASTS OF CUSTOMER DEMAND, WHICH COULD LEAD TO EXCESS INVENTORY OR LOST REVENUE OPPORTUNITIES.

    We generally do not enter into long-term purchase contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

    Our sales are generally made on the basis of purchase orders which may be cancelled at any time by customers rather than long-term non-cancelable purchase contracts, and we manufacture our products according to our estimates of customer demand. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may allocate resources to products that we may not be able to sell or we may have to sell our products to other customers at lower prices. As a result, we would have excess inventory, which would adversely affect our financial results. Conversely, if we underestimate customer demand, we may forego revenue opportunities or damage our customer relationships.

WE ARE DEPENDENT UPON OUR INTERNATIONAL SALES AND MANUFACTURING. ECONOMIC, POLITICAL OR MILITARY EVENTS IN A COUNTRY OR REGION WHERE WE MAKE SIGNIFICANT SALES OR OUTSOURCE SIGNIFICANT MANUFACTURING COULD HARM OUR BUSINESS.

    During fiscal 2000, approximately 75.2% of our total revenue was derived from international sales. During the first quarter of fiscal 2001, approximately 72.5% of our revenue was derived from international sales. A substantial portion of these international sales consist of sales to foreign subcontractors who incorporate our integrated circuits into products for domestic systems manufacturers. We anticipate that international sales will continue to represent a significant portion of our total revenue for the foreseeable future. In addition, a majority of our semiconductor products are manufactured, and substantially all are assembled, outside of the United States by independent foundries and subcontractors.

    We are subject to the risks inherent in doing business internationally, including:

    - unexpected changes in regulatory requirements;

    - fluctuations in exchange rates;

    - political and economic instability;

    - imposition of tariffs and other barriers and restrictions; and

    - the burdens of complying with a variety of foreign laws.

    The occurrence of any of these events could harm our sales and financial results.

    In addition, we are in the process of establishing a wholly-owned subsidiary in Istanbul, Turkey where we intend to develop a design facility. We expect to have several design engineers in this facility by the end of fiscal 2001 and hope to continue to add personnel in the future. Any inability to manage, or communicate effectively with, our design team in Turkey, could delay our development efforts and divert our management's attention.

THE PRICES OF OUR PRODUCTS MAY BECOME LESS COMPETITIVE DUE TO FOREIGN EXCHANGE FLUCTUATIONS.

    Foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in U.S. dollars for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country's currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in U.S. dollars. If they do not, our revenue and operating results will be subject to foreign exchange fluctuations.

OUR PRODUCTS GENERALLY HAVE LONG SALES CYCLES AND IMPLEMENTATION PERIODS, WHICH INCREASES OUR COSTS IN OBTAINING ORDERS AND REDUCES THE PREDICTABILITY OF OUR OPERATING RESULTS.

    Our products are technologically complex. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months. Longer sales cycles require us to invest significant resources in sales and marketing prior to the generation of revenue.

    Long sales cycles also subject us to other risks, including customers' budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another period due to unforeseen delays in customers' purchase decisions. The time required for our customers to incorporate our products into their own can vary significantly and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

IF WE ARE UNABLE TO OBTAIN AND MAINTAIN LICENSES OF KEY INTELLECTUAL PROPERTY FROM THIRD PARTIES, THE QUALITY OF OUR PRODUCTS MAY BE AFFECTED AND, AS A RESULT, OUR OPERATING RESULTS COULD BE HARMED.

    From time to time, we license technology from third parties to develop new products or product enhancements. For example, we currently license technology used in our EMI reduction products from Lexmark International. We may seek to license additional intellectual property from third parties in the future. If we are unable to obtain any third-party license required to develop new products and product enhancements, or if a licensor should cease to support our licensed technology, we may have to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm the competitiveness of our products.

OUR ABILITY TO COMPETE COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM CHALLENGES BY THIRD PARTIES.

    Our success and ability to compete depends in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The laws of many foreign countries in which our products are or may be developed, manufactured or sold, including Turkey, where we are developing our own design center, and various countries in Asia, where most of our subcontractors are located, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology, our ability to compete effectively could be harmed.

WE COULD BECOME SUBJECT TO CLAIMS AND LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS, WHICH COULD SERIOUSLY HARM OUR BUSINESS AND REQUIRE US TO INCUR SIGNIFICANT COSTS.

    In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. In the past, we have been subject to claims regarding alleged infringement of other parties' intellectual property rights. We could become subject to litigation in the future either to protect our intellectual property or as a result of allegations that we infringe others' intellectual property rights. Claims that our products infringe proprietary rights would force us to defend ourselves, and possibly our customers or manufacturers, against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages, as well as invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could force us to do one or more of the following:

    - stop selling our products that incorporate the challenged intellectual property;

    - obtain a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all;

    - pay damages; or

    - redesign those products that use the disputed technology.

If we are forced to take any of the foregoing actions, our business could be severely harmed.

OUR PRODUCTS COULD CONTAIN DEFECTS, WHICH COULD REDUCE SALES OF THOSE PRODUCTS OR RESULT IN CLAIMS AGAINST US.

    We develop complex products. Despite testing by us and our customers, errors may be found in existing or new products. This could result in, among other things, a delay in recognition or loss of revenue, loss of market share or failure to achieve market acceptance. These defects may cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with our customers. Defects, integration issues or other performance problems in our products could result in financial or other damages to our customers or could damage market acceptance of our products. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. The occurrence of these problems would likely harm our business.

WE DEPEND UPON KEY MANAGEMENT AND THE LOSS OF CERTAIN KEY MEMBERS OF MANAGEMENT COULD NEGATIVELY IMPACT OUR BUSINESS PROSPECTS.

    Our future success is substantially dependent on the continued services and continuing contributions of our senior management and other key personnel, particularly Ilhan Refioglu, our President and Chief Executive Officer, and Gregory J. Richmond, our Vice President, Engineering and Chief Technology Officer. Loss of the services of any of our executive officers or other key employees could harm our business. We have no long-term employment agreements with any of our key personnel other than Dr. Refioglu, whose employment agreement expires in September 2000 but is automatically renewable for one-year terms unless either party elects not to renew the agreement. We do not maintain key person life insurance on any of our key employees.

BECAUSE OF INTENSE COMPETITION FOR TECHNICAL AND MANAGERIAL PERSONNEL, WE MAY NOT BE ABLE TO RECRUIT OR RETAIN NECESSARY PERSONNEL, WHICH COULD HARM OUR BUSINESS.

    We are dependent upon our ability to attract and retain highly-skilled technical and managerial personnel. We believe that our future success in developing marketable products and achieving a competitive position will depend in large part upon whether we can attract and retain skilled personnel. Retention of scientific and engineering personnel in our industry typically requires us to present attractive compensation packages, including stock option grants. Competition for such personnel is intense, particularly in the Silicon Valley, and there can be no assurance that we will be successful in attracting and retaining the personnel we require to successfully develop new and enhanced products and to continue to grow and operate profitably.

WE MAY MAKE ACQUISITIONS WHICH COULD SUBJECT US TO A NUMBER OF OPERATIONAL
RISKS.

    In order to grow our business and maintain our competitive position, we may acquire other businesses in the future. We cannot predict whether or when any acquisitions will occur, and we cannot assure you that any acquired business will be successfully integrated into our operations or will perform as we expect. Any future acquisitions could involve risks, including the assumption of additional liabilities and diversion of management's attention from other business concerns. Furthermore, we may issue equity securities or incur debt to pay for any future acquisitions. If we issue equity securities, your percentage ownership of our company would be reduced. We may also enter into joint venture transactions. Joint ventures have the added risk that the other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with our interests and objectives. We may also have to fulfill our joint venture partners' economic or other obligations if they fail to do so. If we are unable to integrate any future acquisitions into our operations successfully, our business could be harmed.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE SEVERELY HARMED BY NATURAL DISASTERS.

    Our headquarters and some of our major suppliers' manufacturing facilities are located near major earthquake faults. One of the assembly subcontractors we use is located in Taiwan, which recently suffered a severe earthquake. We did not experience significant disruption to our operations as a result of that earthquake. However, if a major earthquake or other natural disaster were to affect our operations or those of our suppliers, our business would be seriously harmed.

A SIGNIFICANT PORTION OF THE NET PROCEEDS OF THIS OFFERING WILL BE USED TO REPAY INDEBTEDNESS, AND MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE REMAINDER OF THE PROCEEDS.

    We expect to use a significant portion of the net proceeds of this offering to repay indebtedness totaling approximately $5.7 million and to redeem preferred stock owned by TA Associates and its related investment funds for $12.4 million. As a result, the full amount raised in this offering will not be available to fund our future operations. We may require additional equity or debt financing to meet our working capital requirements or to fund our research and development efforts. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us. Our management will have broad discretion in determining how to spend the remainder of the net proceeds from this offering and may spend the proceeds in a manner that our stockholders may not deem desirable. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results.

INVESTMENT FUNDS AFFILIATED WITH TA ASSOCIATES WILL OWN A MAJORITY OF OUR OUTSTANDING STOCK UPON COMPLETION OF THIS OFFERING AND, AS A RESULT, CAN CONTROL THE ELECTION OF OUR BOARD OF DIRECTORS AND THE OUTCOME OF MOST ISSUES SUBMITTED TO OUR STOCKHOLDERS.

    Upon completion of this offering, investment funds affiliated with TA
Associates will hold, in the aggregate, approximately   % (or   % if the
underwriters' over-allotment option is exercised) of our outstanding common stock. In addition, two of the directors that will serve on our board following this offering will be representatives of TA Associates. By virtue of such stock ownership, these investment funds, acting alone, can control most matters submitted to our stockholders, including the election of our directors, and will continue to exercise control over our business, policies and affairs. This concentration of voting power could have the effect of delaying, deterring or preventing a change of control of our company or other business combination that might otherwise be beneficial to our stockholders.

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER, EVEN IF SUCH A TRANSACTION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

    Some provisions of our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

    - authorizing the board to issue additional preferred stock;

    - prohibiting cumulative voting in the election of directors;

    - limiting the persons who may call special meetings of stockholders;

    - prohibiting stockholder actions by written consent; and

    - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK WILL BECOME AVAILABLE FOR SALE IN THE PUBLIC MARKET SIMULTANEOUSLY, WHICH COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE.

    Sales of a substantial number of shares of our common stock in the public market following this offering, or the fact that a large number of shares simultaneously will become available for sale, could cause the market price of our common stock to decline. The number of shares of common stock available for sale in the public market will be limited by lock-up agreements under which the holders of substantially all of our outstanding shares of common stock and options to purchase common stock will agree not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Wit SoundView Corporation. Upon the expiration of these lock-up agreements and assuming the full exercise of all vested options to purchase common stock outstanding on June 30, 2000,
approximately       shares of common stock will become eligible for sale
simultaneously. Moreover, Wit SoundView Corporation may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE STOCK YOU PURCHASE.

    The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Therefore, based on an estimated initial public offering price of per share, if you purchase our common stock in this offering you will
suffer immediate dilution of approximately       per share. If additional shares
are sold by the underwriters following exercise of their over-allotment option, or if outstanding options or warrants for our common stock are exercised, there will be further dilution.

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

    There previously has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how liquid that market might become. The initial public offering price for our common stock was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. In addition, the stock market in general, and the Nasdaq National Market and stocks of technology companies in particular, have experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been initiated against the company. This type of litigation, if initiated against us, could result in substantial costs and a diversion of management's attention and resources, which would significantly harm our business.

                           FORWARD-LOOKING STATEMENTS

    Statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus about our future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under "Risk Factors" or described elsewhere in this prospectus.

    In some cases, you can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

    Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no obligation to update any of our forward-looking statements after the date of this prospectus. You should not place undue reliance on forward-looking statements.

                                USE OF PROCEEDS

    We estimate our net proceeds from the sale of the         shares of common
stock offered by us in this offering to be approximately $    million, or
approximately $    million if the underwriters exercise their over-allotment
option in full, based on an assumed initial public offering price of $    per
share and after deducting the estimated underwriting discount and offering expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

    We intend to use the net proceeds of this offering:

    - to repay outstanding principal of approximately $3.2 million and accrued interest under a bank term loan and $2.5 million and accrued interest under a promissory note payable to a stockholder;

    - to redeem all outstanding shares of our Series A redeemable preferred stock for $12.4 million; and

    - for general corporate purposes, including capital expenditures and working capital.

    We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, we have no current commitments or agreements with respect to any of these types of acquisitions or investments. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

    The term loan is payable in quarterly installments through December 2002 and bears interest, at our election, at the bank's prime rate plus 0.5%, or the LIBOR rate plus 2.0%. The interest rate on the term loan was 8.57% at June 30, 2000. The promissory note is payable upon the closing of this offering and bears interest at the rate of 9.0% per annum.

                                DIVIDEND POLICY

    We have never paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our bank credit facility currently prohibit the payment of dividends.

                                 CAPITALIZATION

    The following table sets forth our short-term debt and capitalization as of June 30, 2000:

    - on an actual basis, assuming that our reincorporation in Delaware and a three-for-two stock split had taken place as of June 30, 2000;

    - on a pro forma basis, giving effect to the conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock into an aggregate of 10,662,057 shares of common stock and 3,159,128 shares of Series A redeemable preferred stock;

    - on a pro forma basis, as further adjusted to reflect the sale by us of shares of common stock in this offering, at an assumed initial
      public offering price of $      per share after deducting the estimated
      underwriting discount and offering expenses, and our receipt and application of the net proceeds.

                                                                      AS OF JUNE 30, 2000
                                                              -----------------------------------
                                                                                     PRO FORMA AS
                                                               ACTUAL    PRO FORMA     ADJUSTED
                                                              --------   ---------   ------------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of long-term debt...........................  $    600   $    600      $     --
                                                              ========   ========      ========

Long-term debt, net of current portion......................  $  5,100   $  5,100      $     --
                                                              --------   --------      --------
Mandatorily redeemable securities:
    Mandatorily redeemable convertible preferred stock, no
      par value; 4,950,000 shares authorized, 3,159,128
      shares issued and outstanding, actual; no shares
      authorized, issued or outstanding, pro forma and pro
      forma as adjusted.....................................    13,824         --            --
    Series A redeemable preferred stock, no par value;
      4,950,000 shares authorized, no shares issued or
      outstanding, actual; 4,950,000 shares authorized,
      3,159,128 shares issued and outstanding, pro forma; no
      shares authorized, issued or outstanding, pro forma as
      adjusted..............................................        --     12,442            --
    Redeemable common stock, no par value; 1,316,250 shares
      authorized, issued and outstanding, actual; pro forma
      and pro forma as adjusted.............................     1,997      1,997         1,997
                                                              --------   --------      --------
  Total mandatorily redeemable securities...................    15,821     14,439         1,997
                                                              --------   --------      --------
Stockholders' equity (deficit):
    Preferred stock, $0.001 par value; 5,000,000 shares
      authorized, no shares issued or outstanding actual,
      pro forma and pro forma as adjusted...................        --         --            --
    Common stock, $0.001 par value; 100,000,000 shares
      authorized, 3,257,172 shares issued and outstanding,
      actual; 100,000,000 shares authorized, 13,919,229
      shares issued and outstanding, pro forma;       shares
      authorized,       shares issued and outstanding, pro
      forma as adjusted(1)..................................         3         14
    Additional paid-in capital..............................     8,208      9,579
    Deferred stock-based compensation.......................    (4,223)    (4,223)       (4,223)
    Notes receivable from stockholders......................      (367)      (367)         (367)
    Retained earnings (accumulated deficit).................   (18,010)   (18,010)      (18,010)
                                                              --------   --------      --------
  Total stockholders' equity (deficit)......................   (14,389)   (13,007)
                                                              --------   --------      --------
      Total capitalization..................................  $  6,532   $  6,532      $
                                                              ========   ========      ========

--------------------------

(1) Excludes:

    - 1,793,748 shares issuable upon exercise of options outstanding as of June 30, 2000 under our 1995 and 1997 stock option plans, with a weighted average exercise price of $0.54 per share, and 3,691,000 shares reserved for future grants under our option plans; and

    - 200,000 shares reserved for issuance under our 2000 employee stock purchase plan.

    See "Use of Proceeds," "Management--Stock Plans" and "Description of Capital Stock" and Note 7 of Notes to our consolidated financial statements.

                                    DILUTION

    The pro forma net tangible book value (deficit) of our common stock as of June 30, 2000 was approximately $(13.0) million, or $(0.85) per share. Pro forma net tangible book value (deficit) per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock into an aggregate of 10,662,057 shares of common stock and 3,159,128 shares of Series A redeemable preferred stock, and the redemption of all outstanding shares of Series A redeemable preferred stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately
after the offering. After giving effect to the sale by us of       shares of
common stock in this offering, at an assumed initial public offering price of
$      per share, and after deducting the estimated underwriting discount and offering expenses payable by us, the pro forma net tangible book value of our
common stock would have been $      million, or $      per share. This
represents an immediate increase in net tangible book value of $      per share
to existing stockholders and an immediate dilution of $      per share to new
investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
    Pro forma net tangible book value (deficit) per share as
      of June 30, 2000......................................  $(0.85)
    Increase in net tangible book value attributable to new
      public investors......................................
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................
                                                                       ------
Dilution per share to new public investors..................           $
                                                                       ======

    The following table summaries, on a pro forma basis, as of June 30, 2000:

    - the number of shares of common stock purchased from us;

    - the total consideration paid to us;

    - the average price per share paid by existing stockholders; and

    - the price per share paid by new investors, before deducting the estimated underwriting discount and offering expenses payable by us.

                                          SHARES PURCHASED         TOTAL CONSIDERATION
                                       -----------------------   -----------------------   AVERAGE PRICE
                                         NUMBER     PERCENTAGE     AMOUNT     PERCENTAGE     PER SHARE
                                       ----------   ----------   ----------   ----------   -------------
Existing stockholders................  15,235,479           %    $5,325,000           %       $
New investors........................                                                         $
                                       ----------      -----     ----------      -----
  Total..............................                  100.0%    $               100.0%
                                       ==========      =====     ==========      =====

    If the underwriters' over-allotment option is exercised in full, the number
of shares held by new investors will increase to       , or    % of the total
shares of common stock outstanding after this offering.

    The information in the above table excludes 1,793,748 shares issuable upon exercise of options outstanding at June 30, 2000 under our 1995 and 1997 stock option plans, with a weighted average exercise price of $0.54 per share. To the extent these options are exercised, there will be further dilution to the new investors. See "Management--Stock Plans" and Note 7 to our consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The consolidated statement of operations data for the years ended March 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of March 31, 1999 and 2000 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended March 31, 1996 and 1997 and the consolidated balance sheet data as of March 31, 1996, 1997 and 1998 are derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three month periods ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The results of operations for the three months ended June 30, 2000 are not necessarily indicative of the results that may be expected for any other future period.

                                                                                                            THREE MONTHS
                                                              FISCAL YEAR ENDED MARCH 31,                  ENDED JUNE 30,
                                                  ----------------------------------------------------   -------------------
                                                    1996       1997       1998       1999       2000       1999       2000
                                                  --------   --------   --------   --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)               (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Net revenue...................................  $35,694    $27,857    $34,165    $38,998    $44,326    $10,516    $11,507
  Cost of revenue...............................   22,490     17,507     19,926     23,003     24,053      6,009      5,942
                                                  -------    -------    -------    -------    -------    -------    -------
  Gross profit(1)...............................   13,204     10,350     14,239     15,995     20,273      4,507      5,565
                                                  -------    -------    -------    -------    -------    -------    -------
  Operating expenses:
    Research and development....................    2,265      3,819      4,887      6,997      7,945      1,597      2,141
    Selling, general and administrative.........    8,107      5,226      4,966      5,923      6,903      1,472      1,821
    Stock-based compensation....................       --         --      5,320        262      1,351        411        748
                                                  -------    -------    -------    -------    -------    -------    -------
      Total operating expenses..................   10,372      9,045     15,173     13,182     16,199      3,480      4,710
                                                  -------    -------    -------    -------    -------    -------    -------
  Operating income (loss).......................    2,832      1,305       (934)     2,813      4,074      1,027        855
  Gain (loss) on disposals of property and
    equipment...................................       19         80     (1,440)       294        436        109        109
  Interest and other income (expense), net......     (856)       330     (1,039)    (1,089)      (684)      (181)       (95)
                                                  -------    -------    -------    -------    -------    -------    -------
  Income (loss) before provision for income
    taxes.......................................    1,995      1,715     (3,413)     2,018      3,826        955        869
  Income tax (provision)........................     (798)      (686)     1,216     (1,031)    (2,052)      (530)      (652)
                                                  -------    -------    -------    -------    -------    -------    -------
  Net income (loss).............................  $ 1,197    $ 1,029    $(2,197)   $   987    $ 1,774    $   425    $   217
                                                  =======    =======    =======    =======    =======    =======    =======
  Net income (loss) per share:
    Basic.......................................  $  0.07    $  0.06    $ (0.17)   $  0.33    $  0.47    $  0.13    $  0.05
                                                  =======    =======    =======    =======    =======    =======    =======
    Diluted.....................................  $  0.07    $  0.06    $ (0.17)   $  0.01    $  0.06    $  0.01    $  0.00
                                                  =======    =======    =======    =======    =======    =======    =======
  Weighted average shares(2):
    Basic.......................................   17,213     17,213     13,008      2,735      3,602      3,028      3,982
                                                  =======    =======    =======    =======    =======    =======    =======
    Diluted.....................................   17,213     17,213     13,008     14,642     15,908     16,176     16,052
                                                  =======    =======    =======    =======    =======    =======    =======

                                                                    AS OF MARCH 31,
                                                  ----------------------------------------------------   AS OF JUNE 30,
                                                    1996       1997       1998       1999       2000          2000
                                                  --------   --------   --------   --------   --------   --------------
                                                                     (IN THOUSANDS)                       (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.....................  $     5    $  2,298   $  2,191   $  4,113   $  4,911      $  4,670
  Working capital...............................    2,532       3,927      6,674      5,436      5,875         6,455
  Total assets..................................   13,726      13,306     16,703     15,105     16,422        17,817
  Long-term debt, including current portion.....    2,930       3,024     16,500      8,250      6,450         5,700
  Mandatorily redeemable securities.............       --          --     13,725     14,225     15,821        15,821
  Total stockholders' equity (deficit)..........    5,907       7,462    (17,917)   (16,943)   (15,358)      (14,389)

------------------------------

(1) Gross profit excludes stock-based compensation of $73,000 for the year ended March 31, 2000 and $60,000 for the three months ended June 30, 2000 which has been combined with other stock-based compensation.

(2) See Note 1 of Notes to our consolidated financial statements for an explanation of the calculation of shares used in computing per share amounts.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER SUBSTANTIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We design, develop and market high performance integrated circuits for the computing, communications and consumer electronics markets. We were founded in 1972 as a supplier of semi-custom gate-array integrated circuits. In 1991, we entered the timing device market. We introduced our first EMI reduction circuits in 1994, our first zero delay buffers in fiscal 2000, and our initial line of high performance logic integrated circuits in fiscal 2001.

    In 1997, we decided to focus our efforts on establishing a leadership position in the timing device market and discontinued production of semi-custom gate-array integrated circuits. At that time, we also decided to outsource all wafer fabrication to independent foundries and discontinued operation of our own wafer fabrication facility. All fixed assets related to our wafer fabrication facility were sold, and a $1.4 million loss on the transaction was recorded in fiscal 1998.

    In December 1997, we recapitalized our company, resulting in a group of investors, led by TA Associates, acquiring a 92% equity interest in our company. In connection with this recapitalization, we received $13.8 million in net proceeds from the sale of equity securities and incurred indebtedness of $15.0 million. An aggregate of 15,896,250 shares out of a total of 17,212,500 outstanding shares of common stock held by our founder were redeemed for $24.3 million, $21.8 million of which was paid in cash and $2.5 million of which was paid by issuance of a promissory note. Our founder retained an 8% equity interest in our company. The recapitalization was accounted for as a leveraged recapitalization such that our assets and liabilities remain at their historical bases for financial reporting purposes. For income tax purposes, the transaction was treated as a taxable business combination such that the financial statements reflect a "step-up" in tax basis. We recorded a $5.3 million stock-based compensation charge in fiscal 1998 primarily related to the repurchase of outstanding stock options in connection with the recapitalization.

    In July 1998, we disposed of land and a building with a net book value of $2.8 million. We recorded a gain of $3.0 million on the disposal of this property. We subsequently leased the land and building from the buyer and deferred the gain on sale, which is being recognized ratably over the seven-year term of the lease. We recognized $436,000 of the gain during fiscal 2000.

    We derive all of our revenue from the sale of our integrated circuit products. We sell our products through our direct sales force and indirectly through distributors and manufacturers' representatives. Revenue from product sales to original equipment manufacturers and from sales to distributors who have no, or limited, product return rights and no price protection rights, is recognized upon shipment, net of allowances for estimated returns. When distributors have product return or price protection rights, we defer revenue recognition until the time the distributor sells the product to the end customer.

    Our international revenue was 69.3%, 80.5% and 75.3% of our total revenue for fiscal 1998, 1999 and 2000, respectively, and 72.5% for the three months ended June 30, 2000. All of our sales are denominated in U.S. dollars. A substantial portion of this international revenue consists of sales to foreign contract manufacturers and assemblers who incorporate our integrated circuits into products for domestic systems manufacturers. We expect that revenue derived from shipments to international customers will continue to represent a significant and growing portion of our total revenue. During fiscal 2000, sales of our products to Apple, Dell and IBM, directly and through distributors and contract manufacturers, accounted for 22.7%, 19.6% and 12.4%, respectively, of our revenue. During the quarter ended June 30, 2000, sales to Apple, Dell and Sanyo accounted for 19.4%, 21.0% and 10.6%, respectively, of our revenues. A significant percentage of our sales are made to distributors and to contract manufacturers and assemblers who incorporate our integrated circuits into products for systems manufacturers, including Apple and Dell. Natsteel Electronics, a contract manufacturer, accounted for 18.8% of our revenue in fiscal 2000. Natsteel Electronics, Global Electronics, one of our Japanese distributors, and Jabil Circuit, another contract manufacturer, accounted for 14.6%, 12.0% and 10.7%, respectively, of our revenue in the quarter ended June 30, 2000.

    Historically, average selling prices in the semiconductor industry generally, and for our products, have decreased over the life of a particular product. We attempt to maintain gross margins as average selling prices decline through the introduction of new products with higher margins and through manufacturing efficiencies and cost reductions. We believe that as our product lines continue to mature and competitive markets evolve, we are likely to experience further declines in the average selling prices of our products, although we cannot predict the timing and amount of such future changes with any certainty.

    Our cost of revenue consists primarily of fabrication costs, assembly and test costs, costs of materials and overhead from operations. We outsource all our fabrication and assembly operations and a small percentage of our final test operations. Accordingly, a significant portion of our cost of revenue consists of payments to our contract manufacturers. We conduct supply chain management, assembly engineering, quality assurance and documentation control at our facility in Milpitas, California. There can be no assurance that we will be able to reduce our cost of revenue to keep pace with anticipated decreases in average selling prices.

    Our gross profit margins vary among our product families. Generally, our gross margins are higher on our EMI reduction integrated circuits and zero delay buffers than on our clocks. We expect that our overall gross margins will fluctuate from period to period as a result of shifts in product mix, anticipated decreases in average selling prices and our ability to reduce product costs.

    Research and development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, the cost of developing prototypes and fees paid to consultants. We charge all research and development expenses to operations as incurred. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect that our research and development expenses will increase in absolute dollars in future periods.

    Selling expenses consist primarily of sales commissions, salaries and related expenses for personnel engaged in sales, marketing and field support activities, and other costs associated with the promotion of our products. We intend to pursue aggressive selling and marketing campaigns and to expand our direct sales organization. We therefore expect that our selling expenses will increase in absolute dollars in future periods. General and administrative expenses consist primarily of salaries and related expenses for administrative and finance personnel, professional fees and other corporate expenses. We expect that, in support of our continued growth and our operations as a public company, general and administrative expenses will continue to increase in absolute dollars in the foreseeable future.

    In connection with the grant of stock options to employees between April 1, 1999 and June 30, 2000, we recorded deferred stock-based compensation of $3.6 million in fiscal 2000 and $2.1 million in fiscal 2001, representing the difference between the deemed value of our common stock for accounting purposes and the option exercise price of these options at the date of grant. Deferred stock-based compensation is presented as a reduction of stockholders' equity, with accelerated amortization recorded over the vesting period which is typically four years. We amortized $974,000 and $689,000 of deferred stock-based compensation during fiscal 2000 and the three months ended June 30, 2000. The amount of stock-based compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

RESULTS OF OPERATIONS

    The following table sets forth consolidated statement of operations data as a percentage of revenue for the periods indicated:

                                                                   FISCAL YEAR ENDED              THREE MONTHS
                                                                       MARCH 31,                 ENDED JUNE 30,
                                                           ---------------------------------   -------------------
                                                             1998          1999       2000       1999       2000
                                                           --------      --------   --------   --------   --------
Net revenue..............................................   100.0%        100.0%     100.0%     100.0%     100.0%
Cost of revenue..........................................    58.3          59.0       54.3       57.1       51.6
                                                            -----         -----      -----      -----      -----
Gross profit.............................................    41.7          41.0       45.7       42.9       48.4
                                                            -----         -----      -----      -----      -----
Operating expenses:
  Research and development...............................    14.3          17.9       17.9       15.2       18.6
  Selling, general and administrative....................    14.5          15.2       15.6       14.0       15.9
  Stock-based compensation...............................    15.6           0.7        3.0        3.9        6.5
                                                            -----         -----      -----      -----      -----
    Total operating expenses.............................    44.4          33.8       36.5       33.1       41.0
                                                            -----         -----      -----      -----      -----
Operating income (loss)..................................    (2.7)          7.2        9.2        9.8        7.4
Gain (loss) on disposals of property and equipment.......    (4.2)          0.8        1.0        1.0        0.9
Interest and other income (expense), net.................    (3.1)         (2.8)      (1.6)      (1.7)      (0.7)
                                                            -----         -----      -----      -----      -----
Income (loss) before provision for income taxes..........   (10.0)          5.2        8.6        9.1        7.6
Income tax (provision) benefit...........................     3.6          (2.7)      (4.6)      (5.1)      (5.7)
                                                            -----         -----      -----      -----      -----
Net income (loss)........................................    (6.4)%         2.5%       4.0%       4.0%       1.9%
                                                            =====         =====      =====      =====      =====

THREE MONTHS ENDED JUNE 30, 2000 COMPARED TO THREE MONTHS ENDED JUNE 30, 1999

    NET REVENUE. Net revenue increased by 9.4% to $11.5 million in the three months ended June 30, 2000 from $10.5 million in the same period in 1999. The increase in net revenue was the result of increased unit sales of our products due to new product design wins and customer applications, offset by a slight decrease in average selling prices. We expect that average selling prices will continue to decline in the near term until sales volumes of our new higher-margin products increase.

    GROSS PROFIT. Gross profit increased by 23.5% to $5.6 million in the three months ended June 30, 2000 from $4.5 million in the same period in 1999. Gross margin increased to 48.4% in the three months ended June 30, 2000 compared to 42.9% in the same period in 1999. The increase was due to a shift in product mix to our higher-margin EMI reduction integrated circuits and zero delay buffer products and to lower per unit manufacturing costs. Gross profit for the three months ended June 30, 2000 excludes $60,000 of stock-based compensation.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by 34.1% to $2.1 million in the three months ended June 30, 2000 from $1.6 million in the same period in 1999. The increase was primarily due to the hiring of additional development personnel, an increase in fees paid to consultants and increased prototyping costs. These increased expenditures were primarily related to the development of new integrated circuit designs using smaller manufacturing geometry and customizations. Research and development expenses increased as a percentage of revenue to 18.6% in the three months ended June 30, 2000, compared to 15.2% in the same period in 1999.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 23.7% to $1.8 million in the three months ended June 30, 2000 from $1.5 million in the same period in 1999. The increase was primarily due to increased sales and marketing expenses related to the expansion of our direct international sales force, the hiring of additional applications engineers and higher sales commissions resulting from increased revenue.

    INTEREST AND OTHER INCOME (EXPENSE), NET. Net interest and other income (expense) was $95,000 in the three months ended June 30, 2000, compared to a net expense of $181,000 in the same period in 1999. The improvement resulted primarily from a decrease in the average balance of our outstanding indebtedness.

    PROVISION FOR INCOME TAXES. Our effective income tax rate was 75% and 55.5% for the three month periods ended June 30, 2000 and June 30, 1999, respectively. The effective rates were higher than our statutory rate due to the effect of stock-based compensation charges.

FISCAL YEAR ENDED MARCH 31, 2000 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1999

    NET REVENUE. Net Revenue increased by 13.7% to $44.3 million in fiscal 2000 from $39.0 million in fiscal 1999. The increase in net revenue resulted primarily from increased unit sales of our EMI reduction integrated circuits and clocks and the introduction of our zero delay buffer product family in the second half of fiscal 2000. These increased unit sales were offset slightly by a decline in average selling prices.

    GROSS PROFIT. Gross profit increased by 26.7% to $20.3 million in fiscal 2000 from $16.0 million in fiscal 1999. Gross margin increased to 45.7% in fiscal 2000, compared to 41.0% in fiscal 1999. The increase was due to a shift in product mix toward an increased percentage of higher-margin products, including new clocks and zero delay buffers in fiscal 2000. Lower per unit manufacturing costs also contributed to the improvement in gross margin. Gross profit for the year ended March 31, 2000 excludes stock-based compensation of $73,000.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by 13.5% to $8.0 million in fiscal 2000 from $7.0 million in fiscal 1999. Research and development expenses increased as a result of planned increases in headcount, consultants' fees and prototyping costs for the design of new clocks and zero delay buffers. Research and development expenses remained at 18.0% of revenue during fiscal 1999 and 2000.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 16.5% to $6.9 million in fiscal 2000 from $5.9 million in fiscal 1999. The increase was primarily due to increased sales and marketing expenses related to the expansion of our direct international sales force, the hiring of additional applications engineers and higher sales commissions resulting from increased revenue.

    INTEREST AND OTHER INCOME (EXPENSE), NET. Interest expense was $773,000 in fiscal 2000 compared to $1,098,000 in fiscal 1999. The improvement resulted primarily from a decrease in the average balance of our outstanding indebtedness.

    PROVISION FOR INCOME TAXES. Our effective tax rate was 54% in fiscal 2000 compared to 51% in fiscal 1999. The effective rates were higher than our statutory rate due to the effect of stock-based compensation charges.

FISCAL YEAR ENDED MARCH 31, 1999 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1998

    NET REVENUE. Net Revenue increased by 14.1% to $39.0 million in fiscal 1999 from $34.2 million in fiscal 1998. The increase in net revenue resulted primarily from increased unit sales of our EMI reduction integrated circuits and clocks as the result of the addition of new customers with multiple design wins, partially offset by a decrease in average selling prices.

    GROSS PROFIT. Gross profit increased by 12.3% to $16.0 million in fiscal 1999, from $14.2 million in fiscal 1998. Gross margin decreased to 41.0% in 1999 compared to 41.7% in 1998. The decrease was due to the decline in average selling prices.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by 43.2% to $7.0 million in fiscal 1999 from $4.9 million in fiscal 1998. The increase was due to increased headcount and prototype costs related to the design of higher performance products. Research and development expenses increased as a percentage of revenue to 17.9% in fiscal 1999 from 14.3% in fiscal 1998.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 19.3% to $5.9 million in fiscal 1999 from $5.0 million in fiscal 1998. The increase was due primarily to higher levels of sales commissions and increased headcount in the marketing department.

    INTEREST AND OTHER INCOME (EXPENSE), NET.  Interest expense was
$1.1 million in fiscal 1999 compared to $800,000 in fiscal 1998. During fiscal year 1999, interest expense increased due to an increase in the average balance of our outstanding indebtedness.

    PROVISION FOR INCOME TAXES. Our effective tax rate was 51% in fiscal 1999 compared to 36% in fiscal 1998. The tax benefit was the result of our net losses in fiscal 1998.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present unaudited quarterly data for the nine quarters ended June 30, 2000, and this data expressed as a percentage of revenue for such quarters. In our opinion, this unaudited information includes all adjustments, consisting of only normal recurring adjustments that we consider necessary to present fairly, in all material respects, the unaudited quarterly results when read in conjunction with our audited consolidated financial statements. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                               JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                 1998       1998        1998       1999       1999       1999        1999       2000       2000
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
                                                                         (IN THOUSANDS)
Net revenue..................   $9,091     $10,745    $10,042     $9,120    $10,516     $12,498    $11,511     $9,801    $11,507
Cost of revenue..............    5,530       6,269      5,903      5,301      6,009       6,872      6,242      4,930      5,942
                                ------     -------    -------     ------    -------     -------    -------     ------    -------
Gross profit.................    3,561       4,476      4,139      3,819      4,507       5,626      5,269      4,871      5,565
                                ------     -------    -------     ------    -------     -------    -------     ------    -------
Operating expenses:
  Research and development...    1,342       1,617      2,086      1,952      1,597       1,919      1,903      2,526      2,141
  Selling, general and
    administrative...........    1,404       1,659      1,474      1,386      1,472       1,692      1,768      1,971      1,821
  Stock-based compensation...       64          64         64         70        411         108        323        509        748
                                ------     -------    -------     ------    -------     -------    -------     ------    -------
    Total operating
      expense................    2,810       3,340      3,624      3,408      3,480       3,719      3,994      5,006      4,710
                                ------     -------    -------     ------    -------     -------    -------     ------    -------
Operating income (loss)......      751       1,136        515        411      1,027       1,907      1,275       (135)       855
Gain (loss) on disposals of
  plant and equipment........       --          76        109        109        109         109        109        109        109
Interest and other income
  (expense), net.............     (411)       (275)      (227)      (176)      (181)       (168)      (179)      (156)       (95)
                                ------     -------    -------     ------    -------     -------    -------     ------    -------
Income (loss) before
  provision for income
  taxes......................      340         937        397        344        955       1,848      1,205       (182)       869
Income tax provision.........     (174)       (478)      (203)      (176)      (530)       (782)      (612)      (128)      (652)
                                ------     -------    -------     ------    -------     -------    -------     ------    -------
Net income (loss)............   $  166     $   459    $   194     $  168    $   425     $ 1,066    $   593     $ (310)   $   217
                                ======     =======    =======     ======    =======     =======    =======     ======    =======

                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                               JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                 1998       1998        1998       1999       1999       1999        1999       2000       2000
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
Net revenue..................   100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
Cost of revenue..............    60.8        58.3       58.8       58.1       57.1        55.0       54.2       50.3       51.6
                                -----       -----      -----      -----      -----       -----      -----      -----      -----
Gross profit.................    39.2        41.7       41.2       41.9       42.9        45.0       45.8       49.7       48.4
                                -----       -----      -----      -----      -----       -----      -----      -----      -----
Operating expenses:
  Research and development...    14.8        15.0       20.8       21.4       15.2        15.3       16.5       25.8       18.6
  Selling, general and
    administrative...........    15.4        15.5       14.7       15.2       14.0        13.5       15.4       20.1       15.9
  Stock-based compensation...     0.7         0.6        0.6        0.8        3.9         0.9        2.8        5.2        6.5
                                -----       -----      -----      -----      -----       -----      -----      -----      -----
    Total operating
      expense................    30.9        31.1       36.1       37.4       33.1        29.7       34.7       51.1       41.0
                                -----       -----      -----      -----      -----       -----      -----      -----      -----
Operating income (loss)......     8.3        10.6        5.1        4.5        9.8        15.3       11.1       (1.4)       7.4
Gain (loss) on disposals of
  plant and equipment........     0.0         0.7        1.1        1.2        1.0         0.9        0.9        1.1        0.9
Interest and other income
  (expense), net.............    (4.6)       (2.6)      (2.2)      (1.9)      (1.7)       (1.4)      (1.5)      (1.6)      (0.7)
                                -----       -----      -----      -----      -----       -----      -----      -----      -----
Income (loss) before
  provision for income
  taxes......................     3.7         8.7        4.0        3.8        9.1        14.8       10.5       (1.9)       7.6
Income tax provision.........    (1.9)       (4.4)      (2.1)      (2.0)      (5.1)       (6.3)      (5.3)      (1.3)      (5.7)
                                -----       -----      -----      -----      -----       -----      -----      -----      -----
Net income (loss)............     1.8%        4.3%       1.9%       1.8%       4.0%        8.5%       5.2%      (3.2)%      1.9%
                                =====       =====      =====      =====      =====       =====      =====      =====      =====

    NET REVENUE. Our quarterly operating results have been affected by seasonal factors. Original equipment manufacturers that purchase our integrated circuits for incorporation into personal computers and consumer electronics typically increase their purchases during the pre-year-end holiday period. As a result, our revenues have historically peaked in the second and third quarter of each fiscal year and declined in the fourth quarter of the fiscal year. We expect these seasonal fluctuations to continue for the foreseeable future. The increases in quarterly revenue from one fiscal year to the next were primarily due to increased unit shipments as the result of new customer design wins.

    GROSS PROFIT. Gross margins improved in each quarter of fiscal 2000 over the corresponding quarter in fiscal 1999 due to a shift in product mix toward our higher-margin EMI reduction and zero delay buffer integrated circuits and to reductions in per unit manufacturing costs. Gross margins have varied on a sequential quarterly basis due to seasonal revenue levels and quarterly fluctuations in product mix.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased over the nine-quarter period primarily due to the hiring of additional development personnel and consultants and an increase in prototyping costs. The high expenditures in the quarters ended December 31, 1998 and March 31, 2000 were due to unusually large numbers of prototypes delivered during those quarters.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses fluctuate primarily as the result of sales commissions, which are based on quarterly revenue. The unusually high expenditures in the quarters ended March 31, 2000 and June 30, 2000 were related to the expansion of our direct international sales force and the hiring of additional applications engineers.

    We may experience a delay in generating or recognizing revenue for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty.

    Most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed in the near term. In addition, our expense levels are based in part on our expectations regarding future revenues. As a result, any shortfall in revenue relative to our expectations could cause significant changes in our operating results from quarter to quarter. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Due to the foregoing factors, you should not rely on our quarterly revenue and operating results to predict our future performance.

LIQUIDITY AND CAPITAL RESOURCES

    Since fiscal 1998 we have financed our operations through net cash flow from our operations. At June 30, 2000, we had $4.7 million of cash and cash equivalents and $6.5 million of working capital.

    Net cash provided by (used in) operating activities was $(2.3) million, $4.9 million and $3.9 million in fiscal 1998, 1999 and 2000, respectively. The net cash used in fiscal 1998 primarily represented our net loss and cash used to finance our increases in accounts receivable and inventory. In fiscal 1999, net income and an increase in accounts payable were the primary sources of cash from operating activities. In fiscal 2000, net income and an increase in accrued expenses and other liabilities, offset by a decrease in accounts receivable, were the primary sources of cash from operating activities.

    Net cash provided by (used in) investing activities was $(1.0) million, $5.1 million, and $(1.4) million in fiscal 1998, 1999 and 2000, respectively. Net cash used in investing activities in fiscal 1998 and fiscal 2000 primarily represented purchases of equipment for development activities. Net cash provided by investing activities in fiscal 1999 primarily represented the proceeds from the sale of our building. We intend to purchase approximately $2.0 million of equipment to be used in development activities in fiscal 2001.

    Net cash provided by (used in) financing activities was $3.2 million, ($8.0) million and $(1.7) million in fiscal 1998, 1999 and 2000, respectively. In fiscal 1998, we sold preferred stock and incurred long-term debt to finance the repurchase of 10,597,500 shares of outstanding common stock in conjunction with our recapitalization. Net cash used for financing activities in fiscal 1999 and 2000 primarily represented principal payments on our long-term debt.

    We have a line of credit arrangement under a loan agreement with a bank which allows for borrowings up to the lesser of $5.0 million or (i) 80% of our net outstanding eligible accounts receivable balances, plus (ii) 50% of our net outstanding eligible foreign accounts receivable, plus (iii) 100% of our net outstanding eligible receivables supported by a letter of credit from a financial institution. The loan agreement also includes a term loan arrangement. Borrowings under our line of credit and our term loan bear interest, at our election, at either the bank's prime rate, which was 9.5% at June 30, 2000, plus 0.5%, or the LIBOR rate, which was 6.57% at June 30, 2000, plus 2%. The line of credit expires on December 16, 2002. There were no borrowings outstanding under this line of credit arrangement at June 30, 2000.

    In connection with our recapitalization, we borrowed $15.0 million from a bank under our term loan arrangement. The term loan is payable in quarterly installments of principal and interest through December 2002. Debt issuance costs of $325,000 are being amortized over the term of the term loan. During fiscal 2000, we made principal payments on the term loan aggregating
$1.8 million, of which $900,000 were made in advance of the scheduled due date. During the three month period ended June 30, 2000, the Company made principal payments on the term loan aggregating $750,000, all of which were made in advance of the scheduled due date (unaudited).

    We believe that the net proceeds from this offering, together with our current balances of cash, anticipated cash flow from operations and borrowings available under our line of credit will satisfy our anticipated working capital and capital expenditure requirements for at least the next 12 months. After the next 12 months, our capital and operating requirements will depend on many factors, including the levels at which we maintain inventory and accounts receivable, costs of securing access to adequate manufacturing capacity and increases in our operating expenses.

    Additional capital may also be required for the consummation of any acquisitions, businesses, products or technologies. To the extent that the funds generated from this offering, together with existing resources and cash generated from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private financing or borrowings. No assurance can be given than additional funds will be available or that we can obtain funds on terms favorable to us.

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISKS

  INTEREST RATE RISK

    Our cash and cash equivalents are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short maturities of our investments, the carrying value approximates the fair value. In addition, we do not use our investments for trading or other speculative purposes.

    We have performed an analysis to assess the potential effect of reasonably possible near-term changes in interest and foreign currency exchange rates. The effect of such rate changes is not expected to be material to our results of operations, cash flows or financial condition. All transactions to date have been denominated in U.S. dollars.

  FOREIGN CURRENCY EXCHANGE RISK

    Substantially all of our sales are denominated in U.S. dollars and as a result, we have relatively little exposure to foreign currency exchange risk with respect to any of our sales. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized on the balance sheet at their fair market value, and that the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of Effective Date of FASB Statement No. 133," is effective for all fiscal quarters and years beginning after June 15, 2000. We do not currently have, or plan to enter into, forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for hedging, trading or speculative purposes.

    In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosures related to revenue recognition policies. In June 2000, the SEC issued SAB 101B, "Amendment: Revenue Recognition in Financial Statements" which extends the effective date of SAB 101 to the fourth fiscal quarter of fiscal years commencing after December 15, 1999. The SEC is preparing to issue interpretative guidance relating to SAB 101, and the FASB continues to address revenue and other related accounting issues. Our management believes that we are in compliance with all of the rules and related guidance as they currently exist related to SAB 101. However, any changes to generally accepted accounting principles in these areas could impact the accounting for our operations.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--An Interpretation of APB Opinion No. 25" (FIN 44). This Interpretation clarifies the definition of employee for the purposes of applying Accounting Practice Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000.

                                    BUSINESS

OVERVIEW

    We design, develop and market high performance integrated circuits for the computing, communications and consumer electronics markets. Our product portfolio includes timing devices and EMI reduction and high performance logic integrated circuits. We believe our gate-array-based architecture, proprietary input/output structures and extensive mixed-signal cell library enable us to deliver flexible, high performance solutions to our customers faster than many of our competitors, which in turn assists our customers in achieving their time-to-market objectives. Our design methodology gives us fast design and prototype cycle times and enables rapid new product introductions. We have leveraged our design expertise to develop a portfolio of mixed signal silicon platforms that can be quickly customized to produce different products in the last few manufacturing steps without compromising performance.

    We derive all of our revenues from the sales of our integrated circuit products. We sell our integrated circuits to some of the leading original equipment manufacturers in the computing, communications and consumer electronics markets. We believe that we have developed a compelling product portfolio, as evidenced by our design wins with industry leading manufacturers, including Apple, Canon, Cisco, Dell, Fujitsu Siemens, Hewlett Packard, IBM, NEC, Panasonic, Pioneer, Sharp, Samsung, Sanyo, Sony and Xerox. For example, our timing devices are designed into the Intel reference 815E mobile motherboard and are referenced in the design reference guide for Intel 815E chipset-based notebooks. In addition, we have earned design wins at Cisco, which have resulted in the integration of our products into some of Cisco's leading edge routers. We have also successfully penetrated the digital camera, DVD and minidisc player market with recent design wins at Sanyo, Sony and Kenwood.

INDUSTRY BACKGROUND

  DEMAND FOR HIGH PERFORMANCE ELECTRONIC SYSTEMS

    Electronic systems play an increasingly important role in our lives, as evidenced by the growth in personal computing, communications and consumer electronics markets. The growth of these markets has been driven by the demand for, and availability of, electronic systems characterized by ever-improving performance, flexibility, reliability and functionality, as well as decreasing size, cost and power consumption. In addition, the dramatic growth of the Internet has resulted in consumer demand for greater bandwidth and higher speed. These demands have resulted in both the development of new, and the enhancement of existing, products in the computing, communications and consumer markets, such as digital cameras, DVD players, game consoles, internet appliances, network routers and switches, notebook computers and set-top boxes.

    Advances in integrated circuits and improvements in semiconductor technology have contributed significantly to the increased performance of, and demand for, these electronic systems. These advances have also enabled the continuing transition from analog to digital systems. The performance of the components of these systems, which include microprocessors, memory, logic, and timing devices, must continue to improve in order to enable the continued development of higher performance systems.

  THE COMPONENTS RESPONSIBLE FOR SYSTEM PERFORMANCE

    Electronic systems generate and manipulate electrical signals using primarily four types of components:

    - control integrated circuits, such as microprocessors and controllers, which perform arithmetic and control functions;

    - memory integrated circuits, which store data and instructions for future retrieval;

    - logic integrated circuits, which control the transfering, buffering and routing of data; and

    - timing devices, which generate, buffer and distribute precise timing signals required to synchronize the operation of control and memory integrated circuits.

    While control and memory integrated circuits primarily consist of digital circuits, integrated circuit timing devices and high performance logic typically consist of digital and analog circuits, or mixed-signal circuits. Digital circuits process discrete electrical signals in a binary format, while analog circuits process continuous electrical signals over a specified range. Mixed-signal circuits process both digital and analog signals on a single integrated circuit to achieve higher levels of integration and enhanced performance. The development of these mixed-signal integrated circuits incorporates a level of circuit design complexity that presents significant development challenges, requiring a high level of design expertise.

  THE ROLE OF TIMING DEVICES IN ELECTRONIC SYSTEMS

    Timing devices enable communication among the components within systems as well as between systems. For proper communication between devices, their input and output signals must be coordinated. Timing devices are often described as providing the "heartbeat" of a system, as they generate the pulse by which all the system's components coordinate their communication.

    Historically, the crystal oscillator has dominated the timing device market. A crystal oscillator contains a piece of quartz that vibrates at a single and fixed frequency, producing a timing signal. Although crystal oscillators can meet the timing requirements of relatively simple electronic systems, they are not ideally suited for many of the timing functions required in more complex systems. For example, each crystal oscillator can generate only one base frequency and, therefore, a separate crystal oscillator is required for each base frequency generated within a system. Most complex systems, such as personal computers, use multiple frequencies in their operation making the use of crystal oscillators in such systems space and cost-prohibitive. Another shortcoming of the crystal oscillator is that, in many applications, an additional integrated circuit is required to amplify or multiply the oscillator signal. Furthermore, crystal oscillators tend to become more expensive and less reliable at the higher frequencies required by high performance systems.

    Over the last decade, the shortcomings of crystal oscillators have caused the personal computing market to shift to the use of a type of integrated circuit timing device known as a clock. A single clock can generate multiple base frequencies, enabling the replacement of multiple crystals with a single timing device, thereby lowering cost. Clocks also produce high quality signals over a broad spectrum of frequencies, including the higher frequencies required for high performance systems. Another benefit of clocks is their ability to generate multiple copies of the same frequency while maintaining high signal integrity. In addition, clocks provide frequency selection, which permits system manufacturers to select the clock frequencies, thereby significantly reducing system development time. As digital solutions become more pervasive, the same transition from crystal oscillators to clocks that the computing market experienced is now occurring in many other high volume applications, such as digital cameras, DVD players, game consoles, internet appliances, network routers and switches and set-top boxes.

    According to industry sources, the total market for clocks and crystal oscillators is expected to grow from $2.8 billion in 1999 to over $3.8 billion by 2001, an 18% compounded annual growth rate. In 1999, the market for clocks was approximately $378 million, or 14% of the total market for clocks and crystal oscillators. The market for clocks is expected to grow to over $850 million, or 23% of the total market, by 2001, a 50% compounded annual growth rate.

    Another category of timing device, the zero delay buffer, is an integrated circuit that generates multiple outputs from a single input signal received from a timing device without causing the delay typically created when an electronic signal is transmitted through a system. Zero delay buffers are increasingly being used in complex, high-speed systems such as computer servers, workstations and networking systems, where data transfers at optimum speeds are essential.

  THE ROLE OF HIGH PERFORMANCE LOGIC IN ELECTRONIC SYSTEMS

    Logic integrated circuits control the transfer, buffering and routing of data between system components. Without a very high degree of precision in the transfer, buffering and routing of electrical signals, the system either will operate at a degraded performance level or crash. Systems with large memory and energy efficiency requirements, such as computer servers and networking routers, are increasingly requiring high performance, low-power buffering logic. These products can be sold as complements to zero delay buffers in many applications. According to Insight Onsite, this high performance buffering logic segment is expected to grow from $370 million in 2000 to over $478 million by 2003.

  PERFORMANCE CHALLENGES

    Electronic system trends, including analog to digital conversion and increasing performance and functionality, have driven the demand for high-speed, high-performance integrated circuits to handle the transfer, routing, buffering and timing of digital and analog signals, at high speeds with minimal loss of signal quality. In order to meet the market demand for higher performance systems, designers require integrated circuits that effectively address the following performance issues:

    - PROPAGATION DELAY. Propogation delay refers to the time required to transfer an electrical signal from a source to a destination. Long propagation delays create signal transfer bottlenecks and reduce system speed.

    - JITTER. Jitter refers to the inevitable random fluctuations in the frequency and phase of signals. Excess jitter in a signal can cause a loss of data or a system crash.

    - SKEW. Skew refers to the timing relation between the arrival of two or more signals at a designated place in the integrated circuit or system. The need to wait for all signals to arrive before a function can be performed results in added delay, and thus, lower system performance.

    - EMI. EMI is a phenomenon that occurs when electromagnetic waves within systems interfere with other electronic signals. All operating circuits emit electromagnetic waves. EMI can impair system performance and interfere with electronic systems in close proximity.

  THE GROWING IMPORTANCE OF EMI

    High performance computing, communications and consumer electronics systems operate at high frequencies and, as a result, emit elevated levels of EMI. These high performance systems are also particularly susceptible to system disruption due to incoming EMI. When EMI becomes too high at one frequency, it interferes with communications systems using that frequency. Because EMI disrupts the operations of cellular phones, televisions and other communications systems, regulatory agencies worldwide place strict limitations on the peak emissions allowed from any electronic device. For example, the Federal Aviation Administration bans the use of computers and other electronic equipment during take-offs and landings to prevent EMI from affecting avionics instruments.

    As a result of EMI regulation by the Federal Communications Commission, manufacturers of electronic equipment must reduce EMI to remain in compliance with governmental standards. Manufacturers have employed a variety of methods to solve the EMI problem, such as the use of shielding material, most of which have proven to increase end product size and weight and to be costly and time consuming to deploy. Spread spectrum technology has become the EMI reduction approach of choice because of its flexibility, ease of use and cost advantages. This technique is used to modulate the output frequency of a clock generator by a very small percentage, thus reducing the peak energy generated by the occurrence of multiple signal transitions without compromising the precision timing requirements of the system.

  INDUSTRY DEMANDS

    In order to meet the demand for higher performance systems in the computing, communications and consumer electronics markets, systems manufacturers require high performance integrated circuits with programmable features that allow the manufacturers to rapidly design and test systems, assisting them in meeting their time-to-market and cost objectives. Due to both short design time and limited product life cycles that these manufacturers face, they require integrated circuit vendors to develop products rapidly and to deliver them in volume. In addition, manufacturers need solutions that reduce the overall footprint and cost of ownership of timing devices in their systems, while at the same time, effectively handling some of the associated system performance issues such as propagation delay, jitter, skew and EMI.

    Several major market trends have made system reliability at high frequency and high data transfer rates even more challenging. System clock frequencies have increased at a very rapid rate, shortening the time available to perform data transfers. The increasing system-wide EMI emissions that result from higher-frequency integrated circuits have compelled system designers to develop and implement new ways to further reduce these emissions. These factors all increase the need for very high performance timing, EMI reduction and logic circuits with outstanding performance specifications. Integrated circuit vendors are further required to accomplish these tasks in a cost-effective manner that responds flexibly to specific customer needs.

THE IMI SOLUTION

    We design, develop and market high performance integrated circuits for the computing, communications, and consumer electronics markets. Leveraging our extensive mixed-signal design expertise and applications knowledge, we combine quick time-to-market design capabilities and customer responsiveness to provide compelling solutions for these markets. Our product portfolio includes clocks, zero delay buffers and EMI reduction and high performance logic integrated circuits. The key elements of our solution are:

    UNIQUE AND FLEXIBLE DESIGN SOLUTION. We believe our gate-array-based architecture, proprietary input/output structures and extensive mixed-signal cell library enable us to deliver flexible, high performance solutions to our customers faster than many of our competitors, which in turn assists our customers in achieving their time-to-market objectives. Our design methodology gives us fast design and prototype cycle times and enables rapid new product introductions. Our product design architectures have been optimized to provide flexibility during the development process while minimizing costs. In addition, our flexible design methodology enables us to customize our products at the end of the manufacturing process, thereby effectively reducing our inventory exposure. If any particular component is in higher demand than forecasted, base material can be diverted to that product, enabling us to respond rapidly to specific customer demands.

    HIGH PERFORMANCE PRODUCT SOLUTIONS.

    - CLOCKS. We manufacture all of our clock products using the most advanced process technology in the timing device industry. This process technology, coupled with our advanced designs, enables us to provide timing devices that operate at high frequencies and well within industry standards for jitter and skew. A majority of our timing devices incorporate spread spectrum technology to reduce EMI. This combination of high frequency, high performance and EMI reduction features makes our timing devices an ideal choice for manufacturers of high performance systems.

    - ZERO DELAY BUFFERS. We offer zero delay buffers in a wide variety of configurations to meet various customer cost and performance targets. Our zero delay buffers offer excellent jitter and input/output skew performance over a broad range of frequencies, providing our customers with additional design flexibility and performance margins.

    - EMI REDUCTION INTEGRATED CIRCUITS. Through the use of spread spectrum technology, we provide manufacturers with a cost-effective EMI reduction solution. We have leveraged our early EMI reduction research to implement variations of this technique, including programmable spread percentage and simplified spread profiles. Consequently, we believe we provide the most comprehensive EMI reduction portfolio currently available, offering our customers a wide range of alternatives in performance and cost.

    - HIGH PERFORMANCE LOGIC INTEGRATED CIRCUITS. We believe we offer the highest performance 1.8 volt to 3.3 volt logic available in the market today, with typical propagation delays as low as one nanosecond. Based on our proprietary technology, our high-speed logic integrated circuits offer superior signal integrity compared to alternative commercially available solutions. This provides our customers with higher system performance and better system design margin.

    BROAD FEATURE SET. We offer products with a wide range of features and integration levels to address a broad range of system requirements. Our clock products, for example, now include a variety of programmable features, including incremental frequency selection, EMI reduction control, and features that can alter device functionality. We have developed unique programmable features, such as programmable EMI control, or Dial-a-dB, and programmable frequency adjustment, or Dial-a-Frequency, thus increasing functionality and performance, without increasing package size or cost. In addition, our products are software programmable, enabling system designers to control the configuration and functionality of the device. These features give system designers the ability to more rapidly design and test systems, thereby achieving faster time-to-market and lower costs.

    CUSTOMER RESPONSIVENESS. We develop long term relationships with our customers by working closely with their development engineers and providing quality customer service. We believe our unique fast time-to-market design capability enables us to respond to customer requests more rapidly than our competition. In addition, our production planning organization works closely with customer procurement groups to maintain aggressive product lead times, excellent on time delivery performance and flexible delivery terms. Some of the key factors that enable us to respond quickly to our larger customers includes electronic data exchange capability, remote warehousing programs, annual purchasing agreements and other joint development projects and other services intended to enhance responsiveness. Our service-oriented approach has allowed us to work closely with leading systems manufacturers, understand and address their current needs and anticipate their future requirements.

OUR STRATEGY

    Our objective is to be a leading supplier of clocks, zero delay buffers and EMI reduction and high performance logic integrated circuits to the computing, communications and consumer markets. Key elements of our strategy include:

    FURTHER EXPAND MARKET SHARE. Our strategy is to continue strengthening our position as an industry leader in the timing and EMI markets and to rapidly expand market share in the high performance logic market. We intend to further penetrate existing customers in our target markets by leveraging our design wins to pursue additional design wins on complementary products. Further, we intend to expand our sales, marketing and applications support organizations in order to establish new customer relationships in our target markets.

    LEVERAGE CORE COMPETENCIES ACROSS MULTIPLE, HIGH GROWTH MARKETS. Our leading timing and EMI solutions have been and, we believe, will continue to be a point of entry into high-growth markets. We believe that timing and EMI solutions will increasingly be adopted in rapidly growing communications and consumer products markets such as DVD players, digital cameras, game consoles, internet appliances, network routers and switches and set-top boxes. In addition, we believe that the high level of technical support we provide will enable us to retain and cultivate customer relationships in the existing and emerging markets for our products.

    EXTEND OUR LEADERSHIP IN THE EMI MARKET. We intend to continue to be the EMI solution provider of choice across the computing, communications and consumer markets. Leveraging years of development, we offer the industry's most comprehensive EMI reduction product portfolio. We plan to continue to focus our internal resources on product development to remain at the forefront of EMI technology.

    FURTHER PENETRATE INDUSTRY LEADERS. Our strategy is to leverage our proven expertise in producing high performance products to further penetrate leading accounts, such as Cisco and Lucent in the communications market, Apple, Dell and IBM in the computing market and Sanyo and Sony in the consumer market. We believe that establishing accounts with these industry leaders will enable us to attract other customers. Additionally, we target industry leaders like AMD, ATI, Intel, nVidia and VIA that set the specifications for future system designs. We work closely with these companies to be adopted into their reference platforms. This enables broad acceptance of our products with leading manufacturers.

    CONTINUE TO EXPAND PRODUCT OFFERINGS. We currently offer one of the most extensive timing solutions in the industry and more EMI reduction products than any of our competitors. We plan to continue to expand our portfolio by developing new timing, EMI reduction and logic products and to transition products over time to new product families and new manufacturing processes as product performance requirements and process technologies evolve. Our design methodology enables us to customize our products to individual system requirements rapidly while enjoying the economies of scale of sharing the same base die with numerous other products.

PRODUCTS

    We offer a portfolio of product families consisting of clocks, zero delay buffers and EMI reduction and high performance logic integrated circuits for the computing, communications and consumer electronics markets. Our products are based upon a flexible platform with which we are able to quickly and easily build new products. We focus our product development efforts on applications in areas where we have identified a market opportunity and a large customer need. As of June 30, 2000, our offerings included over 100 products, of which more than 50% have been introduced during the last twelve months.

    The following table summarizes our current product families:

                                            NUMBER OF
PRODUCT FAMILY                              PRODUCTS     PRINCIPAL APPLICATIONS
Clocks:
  Computing                                     54       desktop computers
                                                         notebook computers
                                                         servers and workstations

  Application Specific                          12       digital cameras
                                                         DVD players
                                                         minidisc players
                                                         peripherals
Zero Delay Buffers                              17       memory modules
                                                         network routers and switches
                                                         servers and workstations
EMI Reduction Integrated Circuits               19       digital cameras
                                                         DVD players
                                                         peripherals
High Performance Logic Integrated Circuits      10       network routers and switches
                                                         servers and workstations

  CLOCKS

    Our clocks have jitter and skew performance that is typically well within industry standard specifications. These products incorporate many features including hard-wired and software controls for frequency selection, spread spectrum modulation control, functional configuration, testability and power controls. We have added registers and serial data interface to our clocks to further increase functionality. All of our computer clocks include spread spectrum technology to reduce EMI, and almost all have features to allow the user to tune the amount of spread required for their particular system to meet FCC regulations. Our clocks incorporate low noise output drivers to minimize both the internal and external noise created by faster output edge rates. For extremely high frequency architectures, we have optimized high-performance differential outputs to produce clock outputs capable of running at frequencies well in excess of the requirements of most current electronic systems.

  COMPUTING APPLICATIONS

    We develop products based on the specifications and requirements of Intel, other manufacturers and major third party vendor requirements. This has led to the development of over 50 products specifically designed for desktop and high-performance computing applications. Due to the trend of integrating more clocks into a single component, most hard-wired control functions have been combined with output functionality utilizing dual mode pins.

    Notebook computer clocks require high precision clocks, programmability, spread spectrum and other functional controls. Due to the need for low power modes, these clocks tend to incorporate more features related to power control and reduction, such as low frequency modes or various power down or sleep modes. The clocks for these applications tend to be assembled in small pin count packages, and tend to be offered in a smaller range of frequency combinations and number of clock outputs. To address this market, we offer products that operate at lower frequencies and within a smaller range of frequencies and are assembled in packages with fewer pins.

  APPLICATION SPECIFIC CLOCKS

    We have worked directly with several key manufacturers to develop application specific clocks for products such as digital cameras, DVD players, game consoles and printers. After developing the product, we also offer these clocks as standard products. These low skew, low jitter clocks incorporate a subset of the features found in our computing clocks, and in general are offered in smaller pin count packages.

  ZERO DELAY BUFFERS

    Leveraging our clock design expertise, we have developed a family of low skew, programmable zero delay buffers. These devices accept an input reference clock signal and then synchronize it with an output signal. Most of our zero delay buffers have external feedback loops that give the user the ability to adjust the input to output delays by loading or delaying the feedback signal. Our zero delay buffers run at frequencies higher than most available in the market today, with an operating range as wide as 10MHz to 150MHz.

  EMI REDUCTION INTEGRATED CIRCUIT

    One of our fastest growing products is EMI reduction integrated circuits. In conjunction with these products, we have developed a variety of spread spectrum techniques offering customers a choice in cost and EMI reduction performance. Our EMI products provide the exact amount of EMI reduction required for manufacturers' systems. Manufacturers can tune the amount of EMI reduction required for their systems to meet FCC requirements with our programmable integrated circuits. These products also include a frequency multiplication function to eliminate the need for expensive higher order crystals.

  HIGH PERFORMANCE LOGIC INTEGRATED CIRCUITS

    To complement our zero delay buffers, we offer two families of high speed, low skew 1.8 volt to 3.3 volt bus interface and back plane logic products, our advanced low voltage CMOS, or AVC, and advanced very low voltage CMOS, or ALVC, families. Our AVC family is composed of 16, 18, and 20 bit registers, latches, buffers and transceivers and results in a typical propagation delay of one nanosecond. We believe this is currently the fastest and lowest noise low voltage transistor transistor logic, or LVTTA, compatible family available in the market today. Our logic products operate over a wide temperature range, making them robust enough for both commercial and industrial applications. Our ALVC family meets older 3.3 volt specifications with typical propagation delays of 3.5 nanoseconds, and serves the more mature logic market.

TECHNOLOGY

    Our key technological advantage lies in our ability to combine mixed-signal integrated circuit design expertise with fast time-to-market architectures and development tools. This technological advantage enables us to produce clocks, zero delay buffers, EMI reduction integrated circuits and high performance logic with leading edge performance. Our design expertise, coupled with our proprietary gate-array design methodology, has resulted in a portfolio of mixed signal silicon platforms that can be quickly customized to produce different products in the last few manufacturing steps without compromising performance.

  CLOCK CIRCUIT DESIGN

    At the core of each clock is a phase lock loop, or PLL, circuit consisting of a high performance phase-detector, charge-pump, loop-filter, and voltage control oscillator. This PLL generates a signal which it then manipulates with frequency dividers and phase conditioning circuitry to produce one or more copies of a particular timing signal. We believe our extensive development effort has resulted in proprietary PLL circuitry with minimum sensitivity to digital switching noise to produce timing signals with exceptionally low jitter and skew. We believe our PLL technology enables us to provide superior clock products for current and next generation electronic systems.

  GATE-ARRAY DEVELOPMENT METHODOLOGY

    We have developed a unique gate-array design methodology that provides superior product configurability while maintaining performance and minimizing cost. We have extensive experience in optimizing the individual gate geometry and placement for best electrical performance, development speed and minimum silicon area. Unlike the alternative standard cell and EPROM circuit methodologies broadly employed in the industry, our design allows us to use any transistor available, to efficiently change the type or quantity of logic functions available and to change power supply configurations, which is critical to controlling noise in mixed signal applications. We have made, and expect to make, substantial investments in computer aided design tools required to automate many of the development steps and to ensure accurate prediction of silicon performance. This technology has enabled us to extend our gate-array methodology to portions of the analog circuitry in proprietary transistor-arrays which allows us to configure analog performance quickly.

  SILICON PLATFORM PORTFOLIO

    While our gate-array design methodology enables us to maximize the utilization of digital devices, there remains a need to optimize analog devices on the chip such as PLLs, logic gates, and input/ output pads. As a result, we have developed a flexible analog design methodology that enables programming using device interconnect layers which contain one, two or three PLLs and associated logic and input/output pads. Configuring these platforms in the last few steps of the CMOS process enables us to quickly meet the demanding time-to-market requirements of today's high performance systems for both prototype samples and full volume production.

  DESIGN FOR PROGRAMMABILITY

    Our extensive experience in designing timing products for various applications enables us to design analog and digital circuits which are electrically programmable to facilitate development of user configurable products. This not only allows the user to quickly optimize the performance of our products for their particular system, but also allows a particular product to address a much wider market or customer base. Examples of design features that allow users to electrically configure or "dial in" parameters include:

    - DIAL-A-DB--enables configuration of spread spectrum profiles, amplitudes, and modulation rates for optimum EMI reduction;

    - DIAL-A-FREQUENCY--enables configuration of output frequencies with fine resolution to maximize system performance;

    - DIAL-A-DRIVE--enables configuration of output buffer strengths to match board trace impedance for optimum signal integrity; and

    - DIAL-A-SKEW--enables configuration of output skews or delays relative to other generated or reference signals to provide optimum clock edge placement despite trace length or component tolerance mismatches on system boards.

  EMI REDUCTION

    We have developed and continue to develop cost-effective EMI reduction integrated circuits that consume minimum silicon area and power. Our proprietary and patented techniques provide for virtually unlimited user programmable spread spectrum profiles, which are independent of operating frequency. This enables users to optimize the operating speed of electronic systems while maintaining full control of the amount of EMI reduction provided to meet regulatory standards. The most common programmable spread spectrum profile used in our products is the Lexmark profile which provides optimum EMI reduction for a given modulation frequency and index. In addition to using spread spectrum techniques, we have also developed proprietary and patented edge rate control circuits to further minimize EMI.

  CLOCK AND LOGIC INPUT AND OUTPUT BUFFER DESIGN

    In addition to optimizing standard CMOS or transistor transistor logic level input and output buffers for single ended clock reception and distribution, we have extended our portfolio of proprietary and patented input/output buffers to include those required for interface to today's high performance systems. These include pseudo emitter coupled logic, series stub terminated logic for double data rate memory applications, and several differential drivers required to support the latest AMD Athlon systems, Intel Pentium 4 and Rambus. Significant experience in clock distribution and logic interface has enabled engineering to fine tune the models and design methodology used to optimize the performance of input/output buffers with low jitter, skew, EMI, power consumption and ground bounce. Each of the input/output buffers is designed using a transistor-array that is common to every input/output pad, allowing optimization of product pin locations and customization of input/output performance using only the upper metal interconnect layers of the CMOS wafer process.

CUSTOMERS

    We currently sell our products, directly and through distributors and contract manufacturers, to more than 60 systems manufacturers. The following table lists manufacturers who purchased, directly or indirectly, at least $100,000 of our products during the quarter ended June 30, 2000:

MARKET                                 CUSTOMERS
Computing                              Apple
                                       Dell
                                       IBM
                                       LG
                                       Matsushita
                                       NEC
                                       Fujitsu Siemens
                                       Sony
Communications                         Cisco
                                       Harris
                                       Metricom
                                       Motorola
Consumer Electronics and Peripherals   Canon
                                       LG
                                       Matsushita
                                       Okidata
                                       Samsung
                                       Sanyo
                                       Sony

    During fiscal 2000, sales of our products to Apple Computer, Dell Computer and IBM, directly and through distributors and contract manufacturers, accounted for 22.7%, 19.6% and 12.4%, respectively, of our revenue. During the quarter ended June 30, 2000, sales to Apple Computer, Dell Computer and Sanyo accounted for 19.4%, 21.0% and 10.6%, respectively, of our revenues. A significant percentage of our sales are made to distributors and to contract manufacturers and assemblers who incorporate our integrated circuits into products for systems manufacturers, including Apple Computer and Dell Computer. Natsteel Electronics, a contract manufacturer, accounted for 18.8% of our revenue in fiscal 2000. Natsteel Electronics, Global Electronics, one of our Japanese distributors, and Jabil Circuit, another contract manufacturer, accounted for 14.6%, 12.0% and 10.7%, respectively, of our revenue in the quarter ended June 30, 2000.

SALES, MARKETING AND TECHNICAL SUPPORT

    We sell our products primarily through our direct sales force and a worldwide network of independent sales representatives. We sell our products in Japan exclusively through distributors. We intend to expand our direct sales organization as well as our sales representative and distributor channels. We believe that our customers' purchase decisions are based on time to market, performance, service and cost. Many of our customers have long relationships with us based on our success in meeting these criteria. We believe that our ability to respond rapidly to changes in demand for new or modified designs with consistent high quality is a major factor in our success at sustaining customer relationships.

    Our marketing efforts are focused on increasing brand name awareness and identifying and developing customer opportunities. Key components of our marketing efforts include targeting industry leaders like AMD, ATI, Intel, nVidia and VIA that set the specifications for future system designs. We work closely with these companies to be adopted in their reference platforms. This adoption results in broad acceptance of our products by other manufacturers. In addition, our marketing group provides technical and strategic sales support to our direct sales personnel and sales representatives including in-depth product presentations, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

    A high level of continuing service and support is critical to our objective of developing long-term customer relationships. We emphasize customer service and technical support in order to provide our customers and their end users with the knowledge and resources necessary to successfully utilize our product line. Our customer service utilizes a technical team of field and factory applications engineers, technical marketing personnel and, when required, product design engineers. We provide extensive customer support throughout the qualification and sale process as well as on an ongoing basis.

    As of June 30, 2000, we employed 10 people in sales and marketing and seven people in technical support.

MANUFACTURING

    We qualify and utilize third-party suppliers for the manufacture of silicon wafers. Currently, all of our wafers are manufactured by Chartered Semiconductor, IBM Microelectronics and Tower Semiconductor. These manufactured wafers are packaged at five primary assemblers, and we have qualified at least two additional assemblers for each package type. We agree with our suppliers on production schedules based on order backlog and demand forecasts for the approaching six month period.

    We test over 95% of our products at our Milpitas, California facility. Currently, the remainder are tested at various third-party offshore testing facilities. We do not expect to expand our testing facilities in Milpitas, and, as a result, expect the percentage of our products tested by third parties offshore to increase as we exceed the capacity of our domestic facilities.

RESEARCH AND DEVELOPMENT

    The design process for our products is extremely complex, involving the development of a prototype through computer-aided design, the use of simulation methodology, the generation of photo masks for the manufacturing process, the fabrication of wafers and the characterization of the prototype on test systems before submission to customers for qualification. Our research and development efforts concentrate on the design and development of new leading-edge products for our markets and the continued enhancement of our design capabilities. Over the last three fiscal years, we have developed and introduced approximately 130 new products. We have developed libraries of proprietary mixed-signal integrated circuit designs and have invested in extensive computer-aided design and engineering resources specifically designed to support the increasing complexity and customizable nature of our products. Investments in research and development were approximately $4.9 million, $7.0 million and $8.0 million in fiscal 1998, 1999 and 2000, respectively. These expenses typically include costs for engineering personnel, prototype costs, and the amortization of design tools and support overhead related to new and existing product development. As of June 30, 2000, our research and development staff consisted of 33 people.

COMPETITION

    We believe the principal competitive factors in the markets in which we compete are:

    - timeliness of new product introductions;

    - product performance, features, functionality and reliability;

    - service and support;

    - product pricing;

    - adoption of emerging industry standards;

    - brand name;

    - access to customers; and

    - size and scope of distribution network.

    In the clock and EMI reduction markets our primary competitors include Cypress Semiconductor and Integrated Circuit Systems. In the zero delay buffer market, our primary competitors include Cypress Semiconductor, Motorola and Texas Instruments. In the logic market, our primary competitors include Integrated Device Technology, Pericom Semiconductor, Philips Semiconductor and Texas Instruments. We believe we generally compete effectively with respect to these factors.

INTELLECTUAL PROPERTY

    We hold several patents, copyrights, mask works and trademarks as well as pending U.S. and foreign patent applications with respect to our various products. We expect to continue to file applications for additional intellectual property rights in the future as a means of protecting our technology and market position. In addition, we actively protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures.

    From time to time, we license technology from third parties to augment product feature sets or accelerate our development schedules. We currently license technology used in our EMI reduction products from Lexmark International under an agreement that expires in August 2003.

EMPLOYEES

    As of June 30, 2000, we employed a total of 86 full-time employees, including 33 primarily engaged in research and development, 17 in sales and marketing, 30 in manufacturing operations and six in general administration activities. We also from time to time employ part-time employees and hire contractors. Our employees are not represented under any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

FACILITIES

    Our headquarters are located in Milpitas, California. We lease approximately 38,710 square feet for our corporate headquarters which includes research and development, sales and marketing, general and administrative and manufacturing operations. This lease expires in July 2005. We lease a sales office in Tokyo, Japan, pursuant to an agreement that expires in July 2002. We lease a sales office in Taipei, Taiwan pursuant to an agreement that expires in May 2001. We also lease approximately 1,800 square feet of space in Istanbul, Turkey for our design facility, under a lease that expires in August 2001. We believe our current facilities will be adequate to meet our needs for the foreseeable future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers and directors, and their ages as of August 31, 2000, are as follows:

NAME                                     AGE          TITLE
----                                   --------       -----

Ilhan Refioglu, Ph.D.................     52          President, Chief Executive Officer and Director

Arvinder S. Chadha...................     41          Vice President, Manufacturing

Richard L. Reifer....................     44          Vice President, Sales

Gregory J. Richmond..................     40          Vice President, Engineering and Chief Technical
                                                      Officer

Judith A. Signorino..................     54          Vice President, Finance and Chief Financial Officer

Kazuo Tomari.........................     50          Vice President, Japan Business Operations

Michael C. Child.....................     45          Director

Kurt R. Jaggers......................     41          Director

    ILHAN REFIOGLU. Dr. Refioglu has been our President since March 1996 and was elected as our Chief Executive Officer in January 1998. He has served as a member of our Board of Directors since January 1998. From June 1995 to
March 1996, Dr. Refioglu was an independent consultant. From August 1984 to
June 1995, Dr. Refioglu served as Vice President of Strategic Businesses at Exar Corporation, a semiconductor manufacturer. Dr. Refioglu received a B.S. in Electrical Engineering from Middle East Technical University in Ankara, Turkey and both an M.S. and Ph.D. in Electrical Engineering from Arizona State University.

    ARVINDER S. CHADHA. Mr. Chadha has been our Vice President, Manufacturing since May 1999. Mr. Chadha joined us in June 1997 as Director of Product Assurance and became our Director of Manufacturing in April 1998. From
February 1993 until May 1997, Mr. Chadha was employed as Reliability and Failure Analysis Manager for Exar Corporation. Mr. Chadha received a B.S. in Mechanical Engineering from Jabalpur University in India and an M.S. in Industrial Engineering from Oregon State University.

    RICHARD L. REIFER.  Mr. Reifer has been our Vice President, Sales since
May 1996. From May 1993 until May 1996, Mr. Reifer served as Group Manager, Marketing Operations at Exar Corporation. From July 1985 until May 1996,
Mr. Reifer held various marketing positions at Exar Corporation. Mr. Reifer received a B.A. in Economics from the University of Pittsburgh and an M.A. from California State University, San Bernardino in Political Economy.

    GREGORY J. RICHMOND. Mr. Richmond has been our Vice President, Engineering and Chief Technical Officer since February 1999. From March 1993 until
February 1999, Mr. Richmond was employed as Vice President of Frequency Timing Generators for Integrated Circuit Systems, a semiconductor manufacturer.
Mr. Richmond received a B.S. in Electrical Engineering from Walla Walla College and an M.S. in Electrical Engineering from Stanford University.

    JUDITH A. SIGNORINO. Ms. Signorino has been our Vice President, Finance and Chief Financial Officer since May 1999. Ms. Signorino joined us in September 1996 as Corporate Controller and became our Finance Director in December 1997. From May 1995 until September 1996, Ms. Signorino was employed as Corporate Cost Manager for Rohm Corporation, a semiconductor manufacturer. Ms. Signorino received a B.S. in Business Administration from San Jose State University and an M.B.A. from the University of Santa Clara.

    KAZUO TOMARI. Mr. Tomari has been our Vice President, Japan Business Operations since August 2000. Mr. Tomari joined us in May 1996 as Director of New Business Development, became our Director of Japan Sales and New Business Development in August 1997, our Director of Japan Business Operations in
October 1998 and President of our IMI Japan K.K. subsidiary in August 2000. From August 1979 until April 1996, Mr. Tomari was employed as Director of Consumer Products at Exar Corporation. Mr. Tomari received a B.S. in Geography from Nihon University, Tokyo and a B.S. in Electrical Engineering from San Jose State University.

    MICHAEL C. CHILD. Mr. Child has been a member of our Board of Directors since December 1999. Mr. Child has been employed by TA Associates, a venture capital investment firm, since July 1982 where he currently serves as a Managing Director. Mr. Child received a B.S. in Electrical Engineering from the University of California, Davis, and an M.B.A. from Stanford University.
Mr. Child also serves as a director of Finisar Corporation and Fargo Electronics, as well as several private companies.

    KURT R. JAGGERS. Mr. Jaggers has been a member of our Board of Directors since December 1997. Mr. Jaggers has been employed by TA Associates since August 1990, where he currently serves as a Managing Director. Mr. Jaggers received a B.S. and an M.S. in Electrical Engineering and an M.B.A. from Stanford University. Mr. Jaggers also serves as a director of Invitrogen, as well as several private companies.

    Each of our executive officers is elected by our Board of Directors and serves at its discretion. Each of our officers and directors, other than nonemployee directors, devotes his or her full time to our affairs. Our nonemployee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

COMMITTEES OF THE BOARD OF DIRECTORS

    Our board of directors has a Compensation Committee and an Audit Committee.

    AUDIT COMMITTEE. The audit committee of our Board of Directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their
audit. The audit committee currently consists of Messrs.             ,       and
      .

    COMPENSATION COMMITTEE. The compensation committee of our Board of Directors reviews and recommends to the Board the compensation and benefits of all of our executive officers and establishes and reviews general policies relating to our compensation and employee benefits. The compensation committee
currently consists of Messrs.             and             .

COMPENSATION OF DIRECTORS

    Our directors do not receive cash compensation for their services as directors or members of committees of the Board of Directors.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION

    The following table sets forth information regarding compensation received during the fiscal year ended March 31, 2000 by our Chief Executive Officer and each of our other executive officers whose total salary and bonus earned during the fiscal year ended March 31, 2000 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                                                 --------------------------------
                                                                       NUMBER OF
                                                                       SECURITIES
                                                                       UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                       SALARY     BONUS      OPTIONS     COMPENSATION(1)
---------------------------                      --------   --------   ----------   ---------------
Ilhan Refioglu ................................  $280,800   $135,000         --          $9,455
  President and Chief Executive Officer

Arvinder S. Chadha ............................   154,230     61,319     58,500           4,619
  Vice President, Manufacturing

Richard L. Reifer .............................   169,231     67,068     33,750             552
  Vice President, Sales

Gregory J. Richmond ...........................   202,308    100,000         --           8,167
  Vice President, Engineering and Chief
  Technical Officer

Judith A. Signorino ...........................   129,230     51,738     45,000           5,433
  Vice President, Finance and Chief Financial
  Officer

------------------------

(1) Represents insurance premiums paid by us and 401(k) matching contributions.

    OPTION GRANTS DURING FISCAL 2000

    The following table sets forth information regarding grants of stock options to each of the executive officers named in the Summary Compensation Table above during the fiscal year ended March 31, 2000. All of these options were granted under our 1997 equity compensation plan and are immediately exercisable, subject to a right of repurchase by us which lapses at the rate of 20% one year from the date of grant, an additional 20% two years from the date of grant and an additional 1.67% per month for 24 months thereafter. The percentage of total options set forth below is based on an aggregate of 553,200 options granted during the fiscal year. All options were granted at the fair market value of our common stock, as determined by the Board of Directors on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term.

The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price.

                                                                                           POTENTIAL REALIZABLE
                                                                                             VALUE AT ASSUMED
                                                                                              ANNUAL RATES OF
                                         % OF TOTAL                             DEEMED          STOCK PRICE
                             COMMON       OPTIONS                              VALUE PER       APPRECIATION
                          SHARES UNDER    GRANTED     EXERCISE                 SHARE AT       FOR OPTION TERM
                            OPTIONS          IN       PRICE PER   EXPIRATION    DATE OF    ---------------------
NAME                        GRANTED         2000        SHARE        DATE        GRANT        5%          10%
----                      ------------   ----------   ---------   ----------   ---------   ---------   ---------
Ilhan Refioglu..........         --           --           --            --          --          --          --
Arvinder S. Chadha......     58,500         10.6%       $ .87      12/17/09     $50,700     $31,885     $80,803
Richard L. Reifer.......     33,750          6.1          .87      12/17/09      29,250      18,395      46,617
Gregory J. Richmond.....         --           --           --            --          --          --          --
Judith A. Signorino.....     45,000          8.1          .87      12/17/09      39,000      24,527      62,156

    OPTION EXERCISES AND FISCAL YEAR-END HOLDINGS

    The following table sets forth the number of shares of common stock acquired and the value realized upon exercise of stock options during the fiscal year ended March 31, 2000 and the number of shares of common stock subject to exercisable and unexercisable options held as of March 31, 2000 by each of the executive officers named in the Summary Compensation Table above.

                                                                      NUMBER OF
                                                                     SECURITIES
                                                                     UNDERLYING        VALUE OF UNEXERCISED
                                      NUMBER OF                      UNEXERCISED           IN-THE-MONEY
                                       SHARES                    OPTIONS AT 3/31/00    OPTIONS AT 3/31/00(1)
                                     ACQUIRED ON      VALUE      -------------------   ---------------------
NAME                                  EXERCISE     REALIZED(2)    VESTED    UNVESTED    VESTED     UNVESTED
----                                 -----------   -----------   --------   --------   ---------   ---------
Ilhan Refioglu.....................    421,875       $321,525         --    116,438          --     $66,788
Arvinder S. Chadha.................         --             --     21,024    103,281     $16,538      39,134
Richard L. Reifer..................         --             --     73,125     95,625      57,525      50,925
Gregory J. Richmond................    202,500         45,000         --    277,500          --      45,000
Judith A. Signorino................     41,345         29,376         --     45,000          --       3,000

------------------------

(1) The value of unexercised options set forth above is calculated based on the deemed fair value of the underlying securities on March 31, 2000 of $0.93 per share, minus the per share exercise price.

(2) The value realized upon exercise is based on the deemed fair value of the underlying securities on the date of exercise, minus the per share exercise price, multiplied by the number of shares acquired upon exercise.

EMPLOYMENT CONTRACT

    In December 1997, we entered into an employment agreement with Ilhan Refioglu, our President and Chief Executive Officer. The initial term of the agreement ended in September 1999; however the agreement provides for successive one-year extensions of the term thereafter unless either party elects not to renew the agreement. The agreement fixes Dr. Refioglu's base salary at $280,000 per year and entitles him to such bonuses as the Board of Directors may award from time to time, as well as other benefits provided to our other senior executives. If we terminate Dr. Refioglu's employment other than for cause (which is defined to include fraud, embezzlement, misappropriation or breach of fiduciary duty against us, conviction of a felony or crime involving moral turpitude, breach of the covenants of the agreement, or repeated failure to perform his duties under the agreement), or if Dr. Refioglu voluntarily terminates his employment following a significant diminution in his responsibilities or power or a breach of the agreement by us that is not promptly cured, Dr. Refioglu will be entitled to receive his salary and benefits for one year, and payment for unpaid bonus and accrued vacation, and all options which would have vested on or before two years from the termination date shall vest.

STOCK PLANS

    As of June 30, 2000, 3,430,250 shares of common stock had been issued upon exercise of options outstanding under our 1997 equity compensation plan and 1995 stock option plan. Options to purchase 1,793,748 shares of common stock, at a weighted average exercise price of $0.54, were outstanding, and 3,691,000 shares remained available for future grants. We do not expect to grant further options under the 1995 stock option plan.

    1997 EQUITY COMPENSATION PLAN

    Our 1997 equity compensation plan was adopted by the Board of Directors and approved by the stockholders in November 1997. We are authorized to issue up to 5,540,437 shares of common stock under this plan. This number of shares will be increased on April 1, 2001 and each subsequent April 1 during the term of the plan by 5% of the number of shares of common stock issued and outstanding on the immediately preceding March 31. The 1997 equity compensation plan is administered by the Board of Directors or by a committee of the Board, who determine, consistent with the provisions of the plan, the persons to whom awards are granted and all of the terms and conditions of awards. The administrator has the authority to construe and interpret the terms of the plan and awards granted under it and to amend or terminate the plan, subject to stockholder approval of any amendment increasing the maximum number of shares issuable under the plan or as otherwise required by law. Generally, no amendment or termination may adversely affect any outstanding award without the consent of the affected participant. Unless terminated sooner by the Board of Directors, the plan will terminate automatically on November 19, 2007, the tenth anniversary of its adoption by the Board.

    The plan authorizes grants of awards in the form of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock purchase rights and bonuses, and stock appreciation rights. While incentive stock options, and stock appreciation rights appurtenant to an incentive stock option, may be granted only to employees, including officers and employee directors, all other awards may be granted to employees, non-employee directors and consultants. Subsequent to the listing date of the shares and the occurrence of a material modification to the plan, the issuance of all shares reserved, the expiration of the plan, the first shareholder meeting electing directors three years after the first registration of an equity security, or another date required by Section 162(m) of the Code, no participant under the plan shall be eligible to be granted options and stock appreciation rights covering more than 1,687,500 shares of our common stock in any 12 month period.

    The exercise price of incentive stock options granted under the 1997 equity compensation plan must not be less than the fair market value of a share of common stock on the date of grant. In the case of nonstatutory stock options, the exercise price must not be less than 85% of the fair market value of a share of common stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value, determined as of the date of option grant, of the common stock for which an incentive stock option may become exercisable for the first time may not exceed $100,000 in any calendar year. However, an incentive stock option or a nonstatutory stock option may be granted with an exercise price lower than that set forth above if such option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code. In addition, the plan authorizes the administrator to include as part of an option agreement a provision entitling an optionee to a further option, a re-load option, if the optionee exercises an option by surrendering other shares of our common stock. The administrator has the discretion to determine the vesting provisions and exercise requirements, if any, of all options granted under the plan.

    Awards of restricted stock may be made under the 1997 equity compensation plan either in the form of a restricted stock purchase right or a restricted stock bonus. Restricted stock purchase rights are exercisable at prices determined by the administrator, provided the purchase price per share must be at least 85% of the fair market value of a share of common stock on the date the award is made, while restricted stock bonuses are granted in consideration of services rendered to us. Awards of restricted stock may be made subject to vesting restrictions and other conditions as established by the administrator and are not transferable by the participant until vested. Vesting may be based on the participant's continued service with us. While the participant will have voting rights and the right to receive dividends or other distributions paid with respect to the restricted stock, any dividends or distributions paid in stock are subject to the same vesting restrictions as the original award. Unless otherwise provided by the administrator, if a participant's service terminates for any reason, the participant will forfeit any then unvested shares acquired as a restricted stock bonus, and we will have the option to repurchase for the amount of the participant's original purchase price any then unvested shares acquired by exercise of a restricted stock purchase right.

    The administrator may grant stock appreciation rights under the 1997 equity compensation plan in the form of tandem stock appreciation rights, concurrent stock appreciation rights or independent stock appreciation rights. Tandem stock appreciation rights and concurrent stock appreciation rights are granted pursuant to an option and are subject to the same terms and conditions applicable to such option. Independent stock appreciation rights are granted independent of any option and are subject to the same terms and conditions applicable to nonstatutory stock options.

    The plan provides that in connection with a change in control, if the acquiring corporation fails to assume the plan's outstanding awards or replace them with substantially equivalent new awards, all awards will become immediately exercisable in full. Any award not assumed by the acquiring corporation or exercised prior to a change in control will terminate upon the change in control. In addition, the plan allows the administrator to provide in any award agreement full acceleration of the exercisability of the award if, within 18 months following a change in control, the participant is "involuntarily terminated without cause" or is "constructively terminated."

    1995 STOCK OPTION PLAN

    Our 1995 stock option plan was adopted by the Board of Directors and approved by the stockholders in March 1995. We are authorized to issue up to 3,375,000 shares of common stock under this plan. The 1995 stock option plan is administered by the Board of Directors or by a committee of the Board, who determine, consistent with the provisions of the plan, the persons to whom awards are granted and all of the terms and conditions of awards. The administrator has the authority to construe and interpret the terms of the plan and awards granted under it and to amend or terminate the plan, subject to stockholder approval of any amendment increasing the maximum number of shares issuable under the plan or as otherwise required by law. Generally, no amendment or termination may adversely affect any outstanding award without the consent of the affected participant. Unless terminated sooner by the Board of Directors, the 1995 stock option plan will terminate automatically on the tenth anniversary of its adoption by the Board.

    The 1995 stock option plan allows grants of incentive stock options to employees, including officers and employee directors. In addition, it allows grants of nonstatutory options to employees, nonemployee directors and consultants. No employee may be granted options to purchase more than 2,025,000 shares in any one fiscal year; however, an employee may be granted options up to an additional 2,025,000 shares in connection with the optionee's initial employment.

    The exercise price of incentive stock options granted under the 1995 stock option plan must not be less than the fair market value of a share of common stock on the date of grant. In the case of nonstatutory stock options, the exercise price must not be less than 85% of the fair market value of a share of common stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any option must be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the incentive stock option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which an incentive stock option may become exercisable for the first time may not exceed $100,000 in any calendar year. The board or any committee administering the 1995 stock option plan has discretion to determine vesting schedules and exercise requirements, if any, of all options granted under the plan.

    In the event of a merger with another corporation, the acquiring corporation may assume the outstanding options or substitute new options. Any outstanding options not assumed or substituted by the acquiring corporation shall terminate as of the closing date of the merger. In the event of our dissolution or liquidation, any outstanding options will terminate immediately prior to such dissolution or liquidation.

    2000 EMPLOYEE STOCK PURCHASE PLAN

    Our 2000 employee stock purchase plan was adopted by the Board of Directors and approved by the stockholders in September 2000. A total of 200,000 shares of common stock are reserved for issuance under the plan. This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by the Board of Directors. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by us for more than 20 hours per week and have been so employed for at least three months. The plan will be implemented during sequential six-month offering periods, the first of which will commence on the effective date of this offering and will terminate on March 31, 2001. After the effective date of this offering, offering periods under the plan will generally begin on April 1 and October 1 of each year.

    The employee stock purchase plan permits eligible employees to purchase our common stock through payroll deductions, which may not exceed 15% of the employee's base salary. Stock may be purchased under the plan at a price equal to 85% of the fair market value of our common stock on either the first or the last day of the offering period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of a participant's employment with us. Participants may not purchase shares of common stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year or more than a number of shares in any six-month offering period determined by dividing $12,500 by the fair market value of a share of our common stock at the beginning of the offering period.

401(K) PLAN

    Effective May 1, 1986, we adopted the International Microcircuits, Inc. Employees Saving & Retirement Plan, or the 401(k) plan, which is intended to be a tax-qualified defined contribution plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Under the terms of the 401(k) plan, eligible employees may elect to contribute from 1% to 15% of their compensation as salary deferral contributions to the 401(k) plan, subject to certain statutorily prescribed limits ($10,500 for calendar year 2000). The 401(k) plan also permits, but does not require, us to make discretionary employer contributions. Since April 1999, we have been making employer contributions, based on quarterly operating profits, of up to 100% of a participant's salary deferral contribution not to exceed 6% of each participant's compensation. As a tax-qualified plan, contributions to the 401(k) plan are generally deductible by us when made, and are not taxable to participants until distributed from the 401(k) Plan. Pursuant to the 401(k) plan, participants may direct the trustees to invest their accounts in selected investment options.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit this indemnification under some circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

    As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation which provide that our directors shall not be personally liable for monetary damages to us or our stockholders for a breach of fiduciary duty as a director, except liability for:

    - a breach of the director's duty of loyalty to us or our stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - an act related to our unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; or

    - transactions from which the director derived an improper personal benefit.

    These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify its officers, directors and other agents to the fullest extent permitted under Delaware law.

    As permitted by the Delaware General Corporation Law, our bylaws provide that:

    - We are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

    - We are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

    - the rights provided in the bylaws are not exclusive.

    We have entered into indemnification agreements with each of our directors and officers, and these indemnification agreements may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law and may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

    At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

    We have maintained directors' and officers' liability insurance since September 1998, and we intend to continue to maintain this insurance in the future.

                           RELATED PARTY TRANSACTIONS

RECAPITALIZATION

    On December 16, 1997, we effected a recapitalization through a series of transactions. The recapitalization consisted of:

    - FINANCING TRANSACTION. We sold and issued 3,159,128 shares of our mandatorily redeemable convertible preferred stock at a price of $4.376 per share. Entities affiliated with TA Associates, Inc. purchased 3,147,702 of those shares for an aggregate purchase price of $13.8 million. Michael C. Child and Kurt R. Jaggers, members of our Board of Directors, are Managing Directors of TA Associates, Inc. Upon the closing of this offering, each outstanding share of mandatorily redeemable convertible preferred stock will be converted into one share of our Series A redeemable preferred stock and 3.375 shares of our common stock, or a total of 10,662,057 shares of common stock. The Series A redeemable preferred stock is redeemable at our option or at the option of the holder. Upon the closing of this offering, we intend to use $12.4 million of the proceeds to redeem all of the outstanding shares of our Series A redeemable preferred stock.

    - TERM LOAN. We borrowed $15.0 million from Fleet National Bank. This term loan is payable in quarterly installments through December 2002 and bears interest, at our election, at the bank's prime rate plus 0.5% or the LIBOR rate plus 2.0%.

    - REPURCHASE. We used a portion of the proceeds from the financing transaction and the term loan to repurchase 15,892,250 shares, or approximately 92%, of our common stock owned by our then sole shareholders, Frank Deverse and his family partnership, Golden Legacy Limited Partnership, for a price of $1.517 per share, or $24.2 million. In addition to the proceeds from the financing transaction and term loan, we funded this repurchase through the issuance of a $2.5 million promissory note to Mr. Deverse. The note bears interest at a rate of 9.0% per annum, payable semiannually. The principal is due in equal semiannual payments beginning on the date we fully repay the $15.0 million dollar term loan, provided, however, that all unpaid principal and interest becomes due upon the earlier of December 16, 2003 or the closing of a qualified initial public offering. Golden Legacy delivered $1.3 million and 877,500 shares of our common stock into an escrow to provide a fund against which future claims for indemnification could be made by us or TA Associates for breaches of representations and warranties made by the sellers in connection with the repurchase.

    - OPTION BUYOUT. In connection with the repurchase of shares of our common stock, we also purchased outstanding options to purchase an aggregate of 3,269,025 shares of our common stock from our employees at a net price of $1.19 per share, which consisted of $1.517 per share less their $0.32 exercise price.

    - PUT OPTION. As a condition to the repurchase, we granted Golden Legacy Limited Partnership the right to require us to purchase an additional 1,316,250 shares of our common stock at a price of $1.517 per share.

    - OTHER AGREEMENTS. We, affiliates of TA Associates and various other equity holders also entered into a stockholders agreement that, among other things, provides for restrictions on the transfer of shares, preemptive rights and registration rights. Additionally, the affiliates of TA Associates holding our mandatorily redeemable convertible preferred stock have the right to elect four of our directors, and to vote with other holders of our capital stock in the election of other directors.

SETTLEMENT OF CLAIMS

    In October 1998, TA Associates asserted various claims against Mr. Deverse and Golden Legacy for alleged breaches of representations and warranties made in connection with the repurchase of shares from them. We assigned to TA Associates our rights to make claims based on these alleged breaches. Thereafter, Mr. Deverse and Golden Legacy sought indemnification from us and from Ilhan Refioglu, our President and Chief Executive Officer, and Judith A. Signorino, our Vice President Finance and Chief Financial Officer, against the claims asserted by TA Associates. In August 2000, the parties agreed in principle to a resolution of the dispute under which the cash portion of the escrow fund and accrued interest, totaling approximately $1.45 million, would be released to TA Associates and the 877,500 shares of our common stock held in the escrow would be released to Mr. Deverse and Golden Legacy. Formal documentation of the settlement is pending.

LOANS TO EXECUTIVE OFFICERS

    In connection with the purchase of shares of our common stock by Ilhan Refioglu, our President and Chief Executive Officer, we loaned Dr. Refioglu $33,550 on December 16, 1997, $35,588 on August 18, 1998 and $54,450 on
January 3, 2000. These loans bear interest at a rate of 6.50% per annum, 5.12% per annum and 6.07% per annum, respectively.

    In connection with the purchase of shares of our common stock by Gregory J. Richmond, our Vice President, Engineering and Chief Technology Officer, we loaned Mr. Richmond $48,000 on December 30, 1999 and $96,000 on January 3, 2000. These loans bear interest at a rate of 6.07% per annum.

OTHER TRANSACTIONS

    We have entered into indemnification agreements with Mr. Child and Mr. Jaggers. We also intend to enter into indemnification agreements with each of our other directors and executive officers. See "Management--Indemnification of Directors and Executive Officers and Limitation of Liability."

    We are a party to an employment agreement with Dr. Refioglu. See "Management--Employment Contract."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of July 31, 2000, and as adjusted to reflect the sale of the common stock offered hereby, by:

    - each stockholder who is known by us to beneficially own more than 5% of our common stock;

    - each of our executive officers listed on the Summary Compensation Table under "Management";

    - each of our directors;

    - all of our executive officers and directors as a group; and

    - the selling stockholders.

                                             SHARES BENEFICIALLY
                                               OWNED PRIOR TO         NUMBER       SHARES BENEFICIALLY
                                                THE OFFERING         OF SHARES   OWNED AFTER OFFERING(1)
                                           -----------------------     BEING     ------------------------
BENEFICIAL OWNER                             NUMBER     PERCENTAGE    OFFERED      NUMBER      PERCENTAGE
----------------                           ----------   ----------   ---------   -----------   ----------
5% STOCKHOLDERS:
Entities affiliated with TA
  Associates, Inc. (2)...................  10,623,495      69.2%                                      %

Golden Legacy Limited Partnership (3)....   1,316,250       8.6

EXECUTIVE OFFICERS AND DIRECTORS:

Ilhan Refioglu (4).......................   1,425,937       9.3

Arvinder S. Chadra (5)...................     180,000       1.2

Richard L. Reifer (6)....................     270,000       1.7

Gregory J. Richmond (7)..................     480,000       2.6

Judith A. Signorino (8)..................     180,000       1.2

Michael C. Child (9).....................  10,623,495      69.2

Kurt R. Jaggers (10).....................  10,623,495      69.2

All executive officers and directors as a
  group (8 persons) (11).................  13,517,559      88.1

OTHER SELLING STOCKHOLDERS:

------------------------

*   Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following July 31, 2000 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Accordingly, percent ownership is based on:
     (i) before the offering 15,349,146 shares of common stock outstanding as of July 31, 2000 plus any shares issuable pursuant to options held by the person or group in question which may be exercised within 60 days following
     July 31, 2000; and (ii) after the offering, an additional       shares to
     be issued by us in the offering. Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them.

 (2) Includes:

    - 1,651,003 shares held by Advent Atlantic and Pacific III L.P.;

    - 8,796,559 shares held by TA/Advent VIII L.P.; and

    - 175,932 shares held by TA Investors LLC.

    TA/Advent VIII L.P., Advent Atlantic & Pacific III L.P. and TA Investors LLC are part of an affiliated group of investment partnerships. The general partner of TA/Advent VIII L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the general partner of TA Associates AAP III Partner L.P. and is the sole manager of TA Associates VIII LLC and TA Investors LLC. In such capacity, TA Associates, Inc., through an executive committee, exercises sole voting and investment power with respect to all shares held of record by the name investment partnerships; individually, no stockholder, director or officer of TA Associates, Inc., unless listed above, is deemed to have or share such voting or investment power. The address of TA Associates, Inc. is 125 High Street, High Street Tower, Suite 2500, Boston, MA 02110.

 (3) Golden Legacy Limited Partnership is a family partnership under the control of Frank Deverse.

 (4) Includes 274,500 shares subject to repurchase by us within 60 days following July 31, 2000, 116,437 shares issuable upon exercise of options all of which are unvested and would be subject to repurchase by us within 60 days following July 31, 2000 and 42,250 shares held in the Refioglu Trust, 21,125 of which are registered in the name of Daver Refioglu and 21,125 of which are registered in the name of Dalan Refioglu.
     Dr. Refioglu's address is c/o International Microcircuits, Inc., 525 Los Coches Street, Milpitas, CA 95035.

 (5) Includes 124,312 shares issuable upon exercise of options of which 92,320 shares are unvested and would be subject to repurchase by us within 60 days following July 31, 2000.

 (6) Includes 168,750 shares issuable upon exercise of options of which 78,750 shares are unvested and would be subject to repurchase by us within 60 days following July 31, 2000.

 (7) Includes 95,625 shares subject to repurchase by us within 60 days following July 31, 2000 and 202,500 shares issuable upon exercise of options all of which are unvested and would be subject to repurchase by us within 60 days following July 31, 2000.

 (8) Includes 30,445 shares subject to repurchase by us within 60 days following July 31, 2000 and 45,000 shares issuable upon exercise of options all of which are unvested and would be subject to repurchase by us within 60 days following July 31, 2000.

 (9) Mr. Child disclaims beneficial ownership of all shares held by affiliates of TA Associates, Inc. of which Mr. Child is a Managing Director, except to the extent of 18,510 shares of common stock in which he has an ownership interest through TA Investors LLC. See Note 2 above.

(10) Mr. Jaggers disclaims beneficial ownership of all shares held by affiliates of TA Associates, Inc. of which Mr. Jaggers is a Managing Director, except to the extent of 24,433 shares of common stock in which he has an ownership interest through TA Investors LLC. See Note 2 above.

(11) Includes 10,623,495 shares held by TA Associates, Inc. and its affiliates as to which Mr. Child and Mr. Jaggers disclaim beneficial ownership. See Notes 2, 10 and 11 above. Also includes 417,445 shares subject to repurchase by us within 60 days following July 31, 2000 and 702,000 shares issuable upon the exercise of options, 580,008 of which are unvested and would be subject to repurchase by us within 60 days following July 31, 2000. See Notes 4 through 9 above.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

    The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

COMMON STOCK

    As of June 30, 2000, there were 15,235,479 shares of our common stock outstanding held of record by 47 stockholders, assuming the conversion of our convertible preferred stock into common stock. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the closing of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the board. In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon the closing of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of our mandatorily redeemable convertible preferred stock will be converted into an aggregate of 10,662,057 shares of common stock and 3,159,128 shares of Series A redeemable preferred stock, and all such shares of Series A redeemable preferred stock will be redeemed. Thereafter, up to 5,000,000 shares of undesignated preferred stock will be authorized for issuance. Our Board of Directors has the authority, without further action by our stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the company or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Under the Stockholders Agreement dated as of December 16, 1997, holders of
an aggregate of       shares of our common stock, including the 10,662,057
shares of common stock into which outstanding shares of mandatorily redeemable convertible preferred stock will be converted upon the closing of this offering, have various registration rights.

    Beginning 90 days after the date of this prospectus, the purchasers of our mandatorily redeemable convertible preferred stock have the right to require us, on not more than two occasions, to file a registration statement under the Securities Act to register the shares of common stock into which their mandatorily redeemable convertible preferred stock is converted at our expense. Demand for this registration must be made by holders of at least 50% of the shares that are entitled to this registration. We may, under some circumstances, defer this registration for up to 90 days, and the underwriters of the offering under this registration have the right, subject to some limitations, to limit the number of shares included.

    If we propose to register any of our securities under the Securities Act for our own account or for the account of other security holders, the purchasers of our mandatorily redeemable convertible preferred stock, as well as certain other holders of our common stock, including Frank Deverse and Golden Legacy Limited Partnership, are entitled to notice of that registration and have the right to include some or all of their shares of common stock in that registration, at our expense, subject to marketing and other limitations.

ANTITAKEOVER PROVISIONS

    DELAWARE LAW

    We will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder," unless:

    - prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

    CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the company. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of the company.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is             .

LISTING

    We have applied to have our common stock approved for listing on the Nasdaq National Market under the trading symbol "IIMI."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has not been a public market for out common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock.

    Upon completion of this offering, we will have outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock after
June 30, 2000. Of these shares, the             shares sold in this offering
will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

    The remaining             shares of common stock outstanding upon completion
of this offering will be "restricted securities" as defined in Rule 144. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Sales of these restricted securities in the public market, or the availability of these shares for sale, could adversely affect the trading price of our common stock.

    Holders of approximately             of these restricted securities,
including all of our officers and directors and the entities affiliated with them, have entered into lock-up agreements providing that, subject to limited exceptions, they will not sell, directly or indirectly, any common stock without the prior consent of Wit SoundView Corporation for a period of 180 days from the date of this prospectus.

    The number of restricted securities that will be available for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, will be as follows:

    - approximately             shares will be eligible for immediate sale as of
      the date of this prospectus;

    - approximately             additional shares will be eligible for sale
      beginning 90 days after the date of this prospectus under Rules 144 and 701; and

    - approximately             additional shares will be eligible for sale
      beginning 180 days after the date of this prospectus upon expiration of the lock-up agreements described above.

    Approximately             remaining restricted securities will not be
eligible for sale pursuant to Rule 144 until the expiration of their applicable
one-year holding periods, which will expire between             2000 and
            2000.

    In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of (1) one percent of the then outstanding shares of common stock or
(2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144.

    As of June 30, 2000, options to purchase an aggregate of 1,793,748 shares of common stock were outstanding under our stock option plans. We intend to file registration statements on Form S-8 under the Securities Act approximately
90 days after the date of this prospectus to register an aggregate of shares of common stock issued or reserved for issuance under our stock option plans and employee stock purchase plan. Shares of common stock issued under the foregoing plans, after the filing of related registration statements, will be freely tradable in the public market, subject to the Rule 144 limitations applicable to our affiliates, lock-up agreements with the underwriters and vesting restrictions imposed by us.

                                  UNDERWRITING

    Upon the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom Wit SoundView Corporation and Needham & Company, Inc. are acting as representatives, have severally agreed to
purchase from us and the selling stockholders an aggregate of             shares
of common stock. The number of shares that each underwriter has agreed to purchase is set forth opposite its name below:

                                                               NUMBER
                                                                 OF
UNDERWRITERS                                                   SHARES
------------                                                  --------
Wit SoundView Corporation...................................
Needham & Company, Inc......................................

                                                               ------
    Total...................................................
                                                               ======

    The underwriting agreement provides that the underwriters are obligated to purchase all of the shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The obligations of the underwriters under the underwriting agreement may be terminated [at their discretion on the basis of their assessment of the state of the]financial markets and also upon the occurrence of events stated in the underwriting agreement.

    We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to       additional shares from us at the public offering price
less the underwriting commissions. The option may be exercised only to cover any over-allotments of shares.

    The underwriters propose to offer our shares initially at the public offering price on the cover page of this prospectus and to selling group members
at that price less a concession of $      per share. The underwriters and
selling group members may allow a discount of $ per share on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

    The following table summarizes the compensation and estimated expenses we will pay.

                                                         PER SHARE                           TOTAL
                                              -------------------------------   -------------------------------
                                                 WITHOUT            WITH           WITHOUT            WITH
                                              OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                              --------------   --------------   --------------   --------------
Underwriting commissions paid by us.........      $                $                $                $
Underwriting commissions paid by selling
  stockholders..............................
Expenses payable by us......................      $                $                $                $

    The underwriters have reserved for sale, at the public offering price, up to shares for our employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent that these persons purchase reserved shares. Any purchaser of reserved shares that is associated with a member of the National Association of Securities Dealers, Inc. will agree not to resell the shares within 90 days after the date of this prospectus. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares being offered.

    We have agreed, subject to some exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission, a registration statement under the U.S. Securities Act of 1933 relating to any of our shares or securities convertible into or exchangeable or exercisable for any of our shares, or publicly disclose the intention to make any such offer, pledge, disposition or filing, without the prior written consent of Wit SoundView Corporation for a period of 180 days after the date of this prospectus.

    Our officers, directors and other stockholders that own collectively shares have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our shares or securities convertible into or exchangeable or exercisable for any of our shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our shares, whether settled by delivery of our shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Wit SoundView Corporation for a period of 180 days after the date of this prospectus.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933 or contribute to payments which the underwriters may be required to make in respect of those liabilities.

    We have applied to list the shares on the Nasdaq National Market.

    There has been no active public market for our shares. The offering price is to be determined through negotiations between us and the representatives of the underwriters. The principal factors considered in determining the offering price, in addition to prevailing market conditions, include:

    - the recent market prices of, and the demand for, publicly traded shares of generally comparable companies;

    - our current financial condition;

    - the history of, and the prospects for, our company and the industry in which we compete;

    - the ability of our management;

    - our past and present operations;

    - the prospects for, and anticipated timing of, our future revenue;

    - the present state of our development;

    - the percentage interest being sold by us as compared to our valuation; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids, in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Over-allotment involves sales by the underwriters in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares which they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares which they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    A prospectus in electronic format, from which you can link to a "Meet the Management" presentation through an embedded hyperlink (click here for "Meet the Management" presentation), is being made available on an internet website maintained by Wit SoundView's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView have agreed to make a prospectus in electronic format available on websites maintained by each of those dealers.

    The "Meet the Management" presentation, including the accompanying slides included in the appendix, is part of this prospectus.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., San Francisco, California. As of the date of this prospectus, Gray Cary Ware & Freidenrich LLP beneficially owns 7,500 shares of our common stock.

                                    EXPERTS

    The financial statements as of March 31, 2000 and 1999 and for each of the three years in the period ended March 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

                       INTERNATIONAL MICROCIRCUITS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................     F-2

Consolidated Balance Sheets as of March 31, 1999 and 2000
  and June 30, 2000 (unaudited).............................     F-3

Consolidated Statements of Operations for the Years Ended
  March 31, 1998, 1999 and 2000 and the three months ended
  June 30, 1999 (unaudited) and 2000 (unaudited)............     F-4

Consolidated Statement of Changes in Stockholders' Equity
  (Deficit) for the Years Ended March 31, 1998, 1999 and
  2000 and the three months ended June 30, 2000
  (unaudited)...............................................     F-5

Consolidated Statements of Cash Flows for the Years Ended
  March 31, 1998, 1999 and 2000 and the three months ended
  June 30, 1999 (unaudited) and 2000 (unaudited)............     F-6

Notes to Consolidated Financial Statements..................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of International Microcircuits, Inc.

    The reincorporation in Delaware and stock split described in Note 12 to the financial statements have not been consummated at September 5, 2000. When the reincorporation in Delaware and stock split have been consummated, we will be in a position to furnish the following report:

        "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of International Microcircuits, Inc. and its subsidiary at March 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
April 28, 2000, except as to Note 12, which
is as of September   , 2000"

                       INTERNATIONAL MICROCIRCUITS, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                             PRO FORMA
                                                                                            MANDATORILY
                                                                                            REDEEMABLE
                                                                                            SECURITIES
                                                                                                AND
                                                                                           STOCKHOLDERS'
                                                              MARCH 31,                    EQUITY AS OF
                                                         -------------------   JUNE 30,      JUNE 30,
                                                           1999       2000       2000          2000
                                                         --------   --------   ---------   -------------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................  $  4,113   $  4,911   $  4,670
  Accounts receivable, less allowance for doubtful
    accounts of $149, $239 and $262 (unaudited)........     3,980      4,168      6,515
  Inventory............................................     2,677      2,640      2,404
  Deferred income taxes................................     1,937      1,784      1,481
  Other current assets.................................       312        452        450
                                                         --------   --------   --------
    Total current assets...............................    13,019     13,955     15,520
Property and equipment, net............................     1,844      2,082      1,929
Other assets...........................................       242        385        368
                                                         --------   --------   --------
    Total assets.......................................  $ 15,105   $ 16,422   $ 17,817
                                                         ========   ========   ========
LIABILITIES, MANDATORILY REDEEMABLE SECURITIES AND
  STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term debt....................  $    900   $    900   $    600
  Accounts payable.....................................     3,906      2,881      3,640
  Accrued expenses and other liabilities...............     2,777      4,299      4,825
                                                         --------   --------   --------
    Total current liabilities..........................     7,583      8,080      9,065
Long-term debt, net of current portion.................     7,350      5,550      5,100
Deferred income taxes..................................       124         --         --
Deferred gain on sale-leaseback........................     2,766      2,329      2,220
                                                         --------   --------   --------
    Total liabilities..................................    17,823     15,959     16,385
                                                         --------   --------   --------
Mandatorily redeemable securities (Note 6).............    14,225     15,821     15,821       $ 14,439
                                                         --------   --------   --------       --------
Commitments and contingencies (Note 5)
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value; 5,000,000 shares
    authorized, no shares issued or outstanding actual,
    pro forma and pro forma as adjusted................        --         --         --             --
  Common stock, $0.001 par value; 100,000,000 shares
    authorized; 2,374,000 and 3,229,000 and 3,257,000;
    13,919,000 shares issued and outstanding, pro forma
    (unaudited)........................................         2          3          3             14
  Additional paid-in capital...........................     1,764      5,957      8,208          9,579
  Deferred stock-based compensation....................       (64)    (2,724)    (4,223)        (4,223)
  Notes receivable from stockholders...................      (168)      (367)      (367)          (367)
  Retained earnings (accumulated deficit)..............   (18,477)   (18,227)   (18,010)       (18,010)
                                                         --------   --------   --------       --------
    Total stockholders' equity (deficit)...............   (16,943)   (15,358)   (14,389)      $(13,007)
                                                         --------   --------   --------       ========
      Total liabilities, mandatorily redeemable
        securities and stockholders' equity
        (deficit)......................................  $ 15,105   $ 16,422   $ 17,817
                                                         ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements

                       INTERNATIONAL MICROCIRCUITS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                      THREE MONTHS ENDED
                                                        YEARS ENDED MARCH 31,              JUNE 30,
                                                    ------------------------------   ---------------------
                                                      1998       1999       2000       1999        2000
                                                    --------   --------   --------   ---------   ---------
                                                                                          (UNAUDITED)
Net revenue.......................................  $34,165    $38,998    $44,326     $10,516     $11,507
Cost of revenue (exclusive of stock-based
  compensation of $0, $0 and $73 for the years
  ended March 31, 1998, 1999 and 2000 and $0 and
  $60 for the three month periods ended June 30,
  1999 and 2000...................................   19,926     23,003     24,053       6,009       5,942
                                                    -------    -------    -------     -------     -------
Gross profit......................................   14,239     15,995     20,273       4,507       5,565
                                                    -------    -------    -------     -------     -------
Operating expenses:
  Research and development (exclusive of
    stock-based compensation of $0, $7 and $566
    for the years ended March 31, 1998, 1999 and
    2000 and $34 and $444 for the three month
    periods ended June 30, 1999 and 2000
    (unaudited)...................................    4,887      6,997      7,945       1,597       2,141
  Selling, general and administrative (exclusive
    of stock-based compensation of $5,320, $255
    and $712 for the years ended March 31, 1998,
    1999 and 2000 and $377 and $244 for the three
    month periods ended June 30, 1999 and 2000
    (unaudited)...................................    4,966      5,923      6,903       1,472       1,821
  Stock-based compensation........................    5,320        262      1,351         411         748
                                                    -------    -------    -------     -------     -------
    Total operating expenses......................   15,173     13,182     16,199       3,480       4,710
                                                    -------    -------    -------     -------     -------
Operating income (loss)...........................     (934)     2,813      4,074       1,027         855
Gain (loss) on disposals of property and
  equipment.......................................   (1,440)       294        436         109         109
Interest expense..................................     (783)    (1,098)      (773)       (196)       (160)
Interest and other income (expense), net..........     (256)         9         89          15          65
                                                    -------    -------    -------     -------     -------
Income (loss) before provision for income taxes...   (3,413)     2,018      3,826         955         869
Income tax (provision) benefit....................    1,216     (1,031)    (2,052)       (530)       (652)
                                                    -------    -------    -------     -------     -------
Net income (loss).................................  $(2,197)   $   987    $ 1,774     $   425     $   217
                                                    =======    =======    =======     =======     =======
Net income (loss) per share:
  Basic...........................................  $ (0.17)   $  0.33    $  0.47     $  0.13     $  0.05
                                                    =======    =======    =======     =======     =======
  Diluted.........................................  $ (0.17)   $  0.01    $  0.06     $  0.01     $  0.00
                                                    =======    =======    =======     =======     =======
Weighted average shares:
  Basic...........................................   13,008      2,735      3,602       3,028       3,982
                                                    =======    =======    =======     =======     =======
  Diluted.........................................   13,008     14,642     15,908      16,176      16,052
                                                    =======    =======    =======     =======     =======
Pro forma net income per share (unaudited):
  Basic...........................................                        $  0.07                 $  0.00
                                                                          =======                 =======
  Diluted.........................................                        $  0.06                 $  0.00
                                                                          =======                 =======
Pro forma weighted average shares (unaudited):
  Basic...........................................                         14,264                  14,644
                                                                          =======                 =======
  Diluted.........................................                         15,908                  16,052
                                                                          =======                 =======

  The accompanying notes are an integral part of these consolidated financial statements

                       INTERNATIONAL MICROCIRCUITS, INC.

      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)

                                                                                         NOTES         RETAINED         TOTAL
                                      COMMON STOCK       ADDITIONAL     DEFERRED       RECEIVABLE      EARNINGS     STOCKHOLDERS'
                                   -------------------    PAID-IN      STOCK-BASED        FROM       (ACCUMULATED      EQUITY
                                    SHARES     AMOUNT     CAPITAL     COMPENSATION    STOCKHOLDERS     DEFICIT)       (DEFICIT)
                                   --------   --------   ----------   -------------   ------------   ------------   -------------
Balance, March 31, 1997..........   17,212     $   17      $  539        $    --         $  --         $  6,906       $  7,462
Recapitalization and redemption
  of common
  stock..........................  (15,897)       (16)       (497)            --            --          (23,743)       (24,256)
Recapitalization and
  reclassification of common
  stock to mandatorily redeemable
  securities.....................   (1,316)        (1)        (42)            --            --               --            (43)
Issuance of common stock upon
  exercise of options for cash...      533         --         174             --            --               --            174
Issuance of common stock upon
  exercise of options for notes
  receivable.....................      608          1         197             --          (198)              --             --
Accretion of mandatorily
  redeemable securities..........       --         --          --             --            --              (26)           (26)
Beneficial conversion feature
  related to issuance of
  Mandatorily Redeemable
  Convertible Preferred Stock....       --         --         192             --            --               --            192
Deemed dividend related to
  beneficial conversion feature
  of Mandatorily Redeemable
  Convertible Preferred Stock....       --         --         (24)            --            --               --            (24)
Other stock-based compensation...       --         --         801             --            --               --            801
Net loss.........................       --         --          --             --            --           (2,197)        (2,197)
                                   -------     ------      ------        -------         -----         --------       --------
Balance, March 31, 1998..........    1,140          1       1,340             --          (198)         (19,060)       (17,917)
Collection of notes receivable
  from stockholder...............       --         --          --             --            48               --             48
Issuance of common stock upon
  exercise of options for cash...    1,181          1         177             --            --               --            178
Issuance of common stock upon
  exercise of options for notes
  receivable.....................      111         --          36             --           (36)              --             --
Repurchased shares...............      (58)        --         (19)            --            18               --             (1)
Accretion of mandatorily
  redeemable securities..........       --         --          --             --            --             (404)          (404)
Deferred stock-based
  compensation...................       --         --          71            (71)           --               --             --
Amortization of deferred
  stock-based compensation.......       --         --          --              7            --               --              7
Deemed dividend related to
  beneficial conversion feature
  of Mandatorily Redeemable
  Convertible Preferred Stock....       --         --         (96)            --            --               --            (96)
Other stock-based compensation...       --         --         255             --            --               --            255
Net income.......................       --         --          --             --            --              987            987
                                   -------     ------      ------        -------         -----         --------       --------
Balance, March 31, 1999..........    2,374          2       1,764            (64)         (168)         (18,477)       (16,943)
Issuance of common stock upon
  exercise of options for cash...      393         --          86             --            --               --             86
Issuance of common stock upon
  exercise of options for notes
  receivable.....................      574          1         198             --          (199)              --             --
Repurchased shares...............     (112)        --         (30)            --            --               --            (30)
Accretion of mandatorily
  redeemable securities..........       --         --          --             --            --           (1,524)        (1,524)
Amortization of deferred
  stock-based compensation.......       --         --          --            974            --               --            974
Deferred stock-based
  compensation...................       --         --       3,634         (3,634)           --               --             --
Deemed dividend related to
  beneficial conversion feature
  of Mandatorily Redeemable
  Convertible Preferred Stock....       --         --         (72)            --            --               --            (72)
Other stock-based compensation...       --         --         377             --            --               --            377
Net income.......................       --         --          --             --            --            1,774          1,774
                                   -------     ------      ------        -------         -----         --------       --------
Balance, March 31, 2000..........    3,229          3       5,957         (2,724)         (367)         (18,227)       (15,358)
Issuance of common stock upon
  exercise of options for cash
  (unaudited)....................       28         --           4             --            --               --              4
Deferred stock-based compensation
  (unaudited)....................       --         --       2,188         (2,188)           --               --             --
Amortization of stock-based
  compensation (unaudited).......       --         --          --            689            --               --            689
Stock issued to consultants for
  services (unaudited)...........       --         --          59             --            --               --             59
Net income (unaudited)...........       --         --          --             --            --              217            217
                                   -------     ------      ------        -------         -----         --------       --------
Balance, June 30, 2000
  (unaudited)....................    3,257     $    3      $8,208        $(4,223)        $(367)        $(18,010)      $(14,389)
                                   =======     ======      ======        =======         =====         ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       INTERNATIONAL MICROCIRCUITS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                 THREE MONTHS ENDED
                                                                 YEARS ENDED MARCH 31,                JUNE 30,
                                                             ------------------------------   -------------------------
                                                               1998       1999       2000        1999          2000
                                                             --------   --------   --------   -----------   -----------
                                                                                              (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $ (2,197)  $   987    $ 1,774      $   425       $   217
  Adjustment to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization..........................     1,120       871      1,125          234           273
    Stock-based compensation...............................       801       262      1,351          411           748
    Loss (gain) on disposals of property and equipment.....     1,440      (294)      (439)        (109)         (109)
    Deferred income taxes..................................    (1,217)     (187)        29          118           303
    Change in operating assets and liabilities:
      Accounts receivable, net.............................    (1,815)     (483)      (188)      (1,430)       (2,347)
      Inventory............................................    (2,090)      811         37         (787)          236
      Prepaid and other assets.............................        15       638       (282)         (72)           19
      Accounts payable.....................................     1,302     1,362     (1,025)       1,329           759
      Accrued expenses and other liabilities...............       364       926      1,521        1,082           526
                                                             --------   -------    -------      -------       -------
        Net cash provided by (used in) operating
          activities.......................................    (2,277)    4,893      3,903        1,201           625
                                                             --------   -------    -------      -------       -------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchases of property and equipment......................    (1,182)     (816)    (1,363)        (286)         (120)
  Proceeds from disposal of property and equipment.........       134     5,870          2           --            --
                                                             --------   -------    -------      -------       -------
        Net cash provided by (used in) investing
          activities.......................................    (1,048)    5,054     (1,361)        (286)         (120)
                                                             --------   -------    -------      -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from long-term debt.........................    15,000        --         --           --            --
  Principal payments on long-term debt.....................    (4,024)   (8,250)    (1,800)        (450)         (750)
  Proceeds from issuance of common stock...................       174       178         86           11             4
  Redemption of common stock...............................   (21,756)       --         --           --            --
  Proceeds from issuance of preferred stock................    13,824        --         --           --            --
  Repurchase of common stock...............................        --        (1)       (30)          --            --
  Proceeds from note receivable from stockholder...........        --        48         --           --            --
                                                             --------   -------    -------      -------       -------
        Net cash provided by (used in) financing
          activities.......................................     3,218    (8,025)    (1,744)        (439)         (746)
                                                             --------   -------    -------      -------       -------
Net increase (decrease) in cash and cash equivalents.......      (107)    1,922        798          476          (241)
Cash and cash equivalents at beginning of period...........     2,298     2,191      4,113        4,113         4,911
                                                             --------   -------    -------      -------       -------
Cash and cash equivalents at end of period.................  $  2,191   $ 4,113    $ 4,911      $ 4,589       $ 4,670
                                                             ========   =======    =======      =======       =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest...................................  $    681   $   968    $   524      $   196       $   160
                                                             ========   =======    =======      =======       =======
  Cash paid for income taxes...............................  $     --   $ 1,631    $ 2,053      $    --       $    --
                                                             ========   =======    =======      =======       =======
NON-CASH TRANSACTIONS:
  Accretion of mandatorily redeemable securities...........  $     26   $   404    $ 1,524      $   292       $    --
                                                             ========   =======    =======      =======       =======
  Promissory note issued in conjunction with the redemption
    of stockholder's common stock..........................  $  2,500   $    --    $    --      $    --       $    --
                                                             ========   =======    =======      =======       =======
  Issuance of common stock for stockholder notes
    receivable.............................................  $    198   $    36    $   199      $    --       $    --
                                                             ========   =======    =======      =======       =======
  Repurchase of common stock for cancellation of
    stockholder notes receivable...........................  $     --   $    18    $    --      $    --       $    --
                                                             ========   =======    =======      =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                       INTERNATIONAL MICROCIRCUITS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

    International Microcircuits, Inc. (the "Company") was incorporated in California in 1972 and is a leading supplier of timing and EMI reduction integrated circuits for a broad range of applications.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Inter-Mic, a Foreign Sales Corporation. All significant intercompany balances and transactions are eliminated in consolidation.

UNAUDITED INTERIM FINANCIAL INFORMATION

    The accompanying interim consolidated balance sheet as of June 30, 2000, consolidated statements of operations and cash flows for the three months ended June 30, 1999 and 2000 and the consolidated statement of changes in stockholders' equity (deficit) for the three months ended June 30, 2000, together with related notes are unaudited. In the opinion of management such unaudited information includes all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material respects, the Company's consolidated financial position as of June 30, 2000, the results of operations and cash flows for the three months ended June 30, 1999 and 2000 and changes in stockholders' equity (deficit) for the three months ended June 30, 2000. Results of operations for the three months ended June 30, 2000 are not necessarily indicative of the results for the entire fiscal year of for any other future period.

RECAPITALIZATION

    During the year ended March 31, 1998, the Company entered into a series of agreements providing for the recapitalization of the Company (the "Recapitalization"). The Recapitalization was comprised of a number of interrelated transactions including (i) the redemption of approximately 92% of the shares of common stock owned by the then sole stockholder (the "Redemption"); (ii) the sale of 3,159,128 shares of the Company's Mandatorily Redeemable Convertible Preferred Stock for $13.8 million to investors to partially finance the Redemption; (iii) the borrowing from a financial institution of $15.0 million to provide additional financing for the Redemption and the ongoing operations of the Company; and (iv) the repurchase of a portion of the outstanding options to purchase shares of the Company's common stock.

    Until November 19, 1997, the Company's common stock was owned by a sole stockholder, at which time the Company began a series of transactions which redeemed 15,896,250 shares of the sole stockholder's total holdings of 17,213,000 shares of common stock for $1.51 per share, or $24.3 million including repurchase costs. The Redemption was paid by $21.8 million of cash and issuance of a $2.5 million promissory note. Pursuant to the Recapitalization and Redemption, the stockholder also has the right to require the Company to repurchase his remaining 1,316,250 shares of common stock at any time after the second anniversary of the closing of the Redemption but before the third anniversary of the closing of the Redemption, at a per share purchase price of $1.51.

    Based upon the voting rights of the holders of Mandatorily Redeemable Convertible Preferred Stock, such stockholders control the Company and have the right to elect the Company's Board of Directors and to influence other aspects of the Company's business. See Note 6. The issuance of the

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) Mandatorily Redeemable Convertible Preferred Stock resulted in a beneficial conversion feature in the amount of $192,000, which was recorded as a deemed dividend on preferred stock over the two year period from issuance to when the security became convertible.

    The 1995 Stock Option Plan provides that all outstanding options to purchase the Company's common stock vest immediately upon close of a Change in Control event, as defined. The sale of the Mandatorily Redeemable Convertible Preferred Stock resulted in such a Change in Control event and, therefore, all of the options then outstanding became fully vested. The Company, however, purchased for cash from participating employees, at a net price of $1.19 per share, options to purchase 3,269,025 shares of common stock, representing the $1.51 per share paid in connection with the Redemption, less the $0.32 exercise price of the options purchased from the employees. The aggregate cash payment of $3.9 million was recorded as employee compensation expense in the accompanying statement of operations for the year ended March 31, 1998. The remaining outstanding options at the date of consummation of the Recapitalization
(i) were exercised for cash, (ii) were exercised by issuance of a promissory note or (iii) remained outstanding.

STOCK SPLIT

    In February 1998, the Company effected a three-for-two stock split. In February 2000, the Company effected another three for two stock split. The number of shares and prices of common stock and options presented in these financial statements have been retroactively restated to give effect to the stock splits.

REVENUE RECOGNITION

    Revenue from product sales to original equipment manufacturers and from sales to distributors who have no, or limited, product return rights and no price protection rights, is recognized upon shipment, net of allowances for estimated returns. When distributors have product return or price protection rights, the Company defers revenue recognition until the time the distributor sells the product to the end customer. For products shipped to distributors, no revenue or cost of sales is recorded. However, the Company records a receivable for the selling price, relieves inventory at cost of goods shipped and defers the margin in accrued liabilities.

CONCENTRATION OF CREDIT RISK, FOREIGN OPERATIONS AND SIGNIFICANT CUSTOMERS

    Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The majority of the Company's receivables are derived from sales to customers in the computer and telecommunication markets in the United States, Asia and Europe. Concentrations of credit risk with respect to trade receivables for international sales are limited as the sales are primarily made under letter of credit arrangements or the sales amounts are prepaid by the customer. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility. The Company's write-offs of accounts receivable were not significant for each of the three years ended March 31, 2000.

    The Company's sales are denominated in U.S. dollars and the risk of foreign exchange fluctuations has been minimal.

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    The Company is dependent on independent foundries and a limited number of assembly subcontractors with whom it has no long term contracts. The inability or unwillingness of these suppliers to meet the Company's requirements would delay our product shipments and harm our business.

INVENTORY

    Inventory is stated at the lower of cost or market, cost being determined using the first-in, first-out method.

PROPERTY AND EQUIPMENT

    Property and equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets which are generally three to five years. Leasehold improvements and equipment under capital leases are amortized over the shorter of the lease term or their estimated useful lives.

LONG-LIVED ASSETS

    The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company.

USE OF ESTIMATES

    The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

STOCK COMPENSATION

    The Company accounts for stock-based employee compensation arrangements using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the stock option exercise price. Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board Interpretation No. 28 ("FIN 28"). The Company accounts for stock issued to nonemployees in accordance with the provisions of Statement of Financial Accounting standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and Emerging Issues Task Force Consensus No. 96-18, stock option awards issued to nonemployees are accounted for at their fair value, determined using the Black-Scholes option pricing method. The fair value of each nonemployee

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) stock option or award is remeasured at each period end until a commitment date is reached, which is generally the vesting date.

COMPREHENSIVE INCOME

    In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components and is effective for periods beginning after December 15, 1997. The Company had no items of other comprehensive income during any of the periods presented.

NET INCOME (LOSS) PER SHARE

    The Company reports both basic net income (loss) per share, which is based on the weighted average number of common shares outstanding excluding contingently issuable or returnable shares, and diluted net income (loss) per share which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding. Diluted net income per share includes the conversion of the Mandatorily Redeemable Preferred Stock into common stock and Series A Redeemable Preferred Stock as if the conversion occurred at the beginning of the period. Dividends related to Series A Redeemable Preferred Stock reduce net income available to common stockholders. All potential dilutive securities are excluded from the calculation in the year ended March 31, 1998 as their inclusion would be anti-dilutive.

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) The following tables set forth the computation of basic and diluted net income (loss) per share of common stock (in thousands, except per share amounts):

                                                                          THREE MONTHS ENDED
                                           YEAR ENDED MARCH 31,                JUNE 30,
                                      ------------------------------   -------------------------
                                        1998       1999       2000        1999          2000
                                      --------   --------   --------   -----------   -----------
                                                                       (UNAUDITED)   (UNAUDITED)
BASIC:
  Net income(loss)..................  $(2,197)   $   987    $ 1,774      $   425       $   217
  Deemed dividend related to
    beneficial conversion feature of
    preferred stock.................      (24)       (96)       (72)         (24)           --
                                      -------    -------    -------      -------       -------
  Net income (loss) attributable to
    common stockholders.............  $(2,221)   $   891    $ 1,702      $   401       $   217
                                      =======    =======    =======      =======       =======
  Weighted average common shares
    outstanding.....................   13,008      3,185      4,031        3,708         4,561
  Less: Weighted average unvested
    common shares subject to
    repurchase......................       --       (450)      (429)        (680)         (579)
                                      -------    -------    -------      -------       -------
Denominator for basic calculation...   13,008      2,735      3,602        3,028         3,982
                                      =======    =======    =======      =======       =======
Basic net income (loss) per share...  $ (0.17)   $  0.33    $  0.47      $  0.13       $  0.05
                                      =======    =======    =======      =======       =======

DILUTED:
  Net income (loss).................  $(2,197)   $   987    $ 1,774      $   425       $   217
  Deemed dividend related to
    beneficial conversion feature of
    preferred stock.................      (24)       (96)       (72)         (24)           --
  Series A preferred stock
    dividend........................       --       (746)      (746)        (187)         (187)
                                      -------    -------    -------      -------       -------
Net income (loss) attributable to
  common stockholders...............  $(2,221)   $   145    $   956      $   214       $    30
                                      =======    =======    =======      =======       =======

  Weighted average common shares
    outstanding.....................   13,008      3,185      4,031        3,708         4,561
  Effect of dilutive securities:
    Stock options...................       --        795      1,215        1,806         1,829
    Convertible preferred stock.....       --     10,662     10,662       10,662        10,662
                                      -------    -------    -------      -------       -------
Denominator for diluted
  calculation.......................   13,008     14,642     15,908       16,176        16,052
                                      =======    =======    =======      =======       =======
Diluted net income (loss) per
  share.............................  $ (0.17)   $  0.01    $  0.06      $  0.01       $  0.00
                                      =======    =======    =======      =======       =======

    Potential common shares which were antidilutive in the year ended March 31, 1998 and excluded from the calculation include 10,662,000 shares of Mandatorily Redeemable Convertible Preferred Stock and options to purchase 3,217,000 shares of common stock. No potential common shares were excluded from any other period presented.

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) PRO FORMA NET INCOME PER SHARE (UNAUDITED)

    Pro forma basic net income per share for the year ended March 31, 2000 and three months ended June 30, 2000 is computed using the weighted average number of common shares outstanding, including the conversion of all the outstanding shares of Mandatorily Redeemable Convertible Preferred Stock into 10,662,057 shares of common stock and 3,159,128 shares of Series A Redeemable Preferred Stock effective upon the closing of the Company's initial public offering, as if such conversion occurred on April 1, 1999 and April 1, 2000, respectively. Pro forma diluted net income per share is computed using the pro forma weighted average number of common and potential common shares outstanding. Pro forma potential common shares consist of common stock subject to repurchase and stock options and warrants using the treasury stock method.

PRO FORMA MANDATORILY REDEEMABLE PREFERRED SECURITIES AND STOCKHOLDERS' EQUITY
  (DEFICIT) (UNAUDITED)

    Effective upon the closing of the Company's initial public offering, the outstanding shares of Mandatorily Redeemable Convertible Preferred Stock will be converted into 10,662,057 shares of common stock and 3,159,128 shares of Series A redeemable preferred stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma statement of stockholders' equity as if such conversion had occurred at June 30, 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued Statement on Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. The Company currently does not hold any derivative instruments that will be affected by the adoption of SFAS No. 133.

    In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosures related to revenue recognition policies. In June 2000, the SEC issued SAB 101B, "Amendment: Revenue Recognition in Financial Statements" which extends the effective date of SAB 101 to the fourth fiscal quarter of fiscal years commencing after December 15, 1999. The SEC is preparing to issue interpretative guidance relating to SAB 101, and the FASB continues to address revenue and other related accounting issues. The management of the Company believes it is in compliance with all of the rules and related guidance as they currently exist related to SAB 101. However, any changes to generally accepted accounting principles in these areas could impact the Company's accounting for its operations.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). This Interpretation clarifies the definition of employee for the

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) purposes of applying Accounting Practice Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. Management believes that FIN 44 will not have a material effect on the financial position or results of operations of the Company.

NOTE 2--BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                       MARCH 31,
                                                  -------------------    JUNE 30,
                                                    1999       2000        2000
                                                  --------   --------   -----------
                                                                        (UNAUDITED)
INVENTORY:
  Work in process...............................  $ 1,879    $   753       $1,393
  Finished goods................................      798      1,887        1,011
                                                  -------    -------       ------
                                                  $ 2,677    $ 2,640       $2,404
                                                  =======    =======       ======
PROPERTY AND EQUIPMENT:
  Building improvements.........................  $    17    $    50
  Machinery and equipment.......................    6,627      7,020
  Furniture and fixtures........................      250        250
  Software......................................    1,854      2,646
                                                  -------    -------
                                                    8,748      9,966
  Less: Accumulated depreciation and
    amortization................................   (6,904)    (7,884)
                                                  -------    -------
                                                  $ 1,844    $ 2,082
                                                  =======    =======

    During July 1998, the Company disposed of land and a building with a net book value of $2,810,000. The Company recorded a gain on disposal of $3,060,000. The Company subsequently leased the land and building from the buyer and deferred the gain on disposal which will be recognized ratably over the life of the lease, which is 84 months. The Company recognized $294,000 and $436,000 of the gain during the years ended March 31, 1999 and 2000, respectively. During December 1997, the Company disposed of property and equipment with a net book value of $1,574,000 primarily related to its gate array product line. The Company recorded a loss on the disposal of $1,440,000.

                                                                   MARCH 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
ACCRUED EXPENSES AND OTHER LIABILITIES:
  Accrued compensation......................................   $  768     $1,748
  Customer deposits.........................................       76         64
  Deferred income on sales to distributors..................      188        716
  Other.....................................................    1,745      1,771
                                                               ------     ------
                                                               $2,777     $4,299
                                                               ======     ======

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 3--LINE OF CREDIT:

    The Company has a line of credit arrangement under a Loan Agreement, effective December 16, 1997, (the "Agreement") with a bank which allows for borrowings up to the lesser of $5 million or (i) 80% of net outstanding eligible accounts receivable balances, as defined, plus (ii) 50% of net outstanding eligible foreign accounts receivable, as defined, plus (iii) 100% of the net outstanding eligible receivables supported by a letter of credit from a financial institution. The Agreement also includes a term loan arrangement (see
Note 4). Borrowings under the line of credit bear interest at either the bank's prime rate (9% at March 31, 2000) plus 0.5% or the LIBOR rate (7% at March 31,
2000) plus 2%, at the election of the Company. The line of credit expires on December 16, 2002. In addition, the Agreement requires the Company to comply with certain financial covenants, with which the Company was in compliance as of March 31, 2000. There were no borrowings outstanding under this line of credit arrangement at March 31, 2000.

NOTE 4--LONG-TERM DEBT (IN THOUSANDS):

                                                                   MARCH 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
LONG-TERM DEBT CONSISTS OF:
  Term loan.................................................   $5,750     $3,950
  Promissory note...........................................    2,500      2,500
                                                               ------     ------
                                                                8,250      6,450
  Less: Current portion.....................................     (900)      (900)
                                                               ------     ------
                                                               $7,350     $5,550
                                                               ======     ======

TERM LOAN

    Pursuant to the Recapitalization, the Company borrowed $15 million under a term loan arrangement from a bank. The term loan bears interest at either the bank's prime rate (9% at March 31, 2000) plus 0.5% or the LIBOR rate (7% at March 31, 2000) plus 2.0%, at the election of the Company. On September 11, 1998, the term loan agreement was amended to reduce the quarterly principal payments and to waive compliance with certain covenants. The term loan is payable in quarterly installments of principal and interest through December 2002. The Agreement requires that the Company maintain certain financial covenants with which it was in compliance at March 31, 2000. Debt issuance costs of $325,000 are being amortized over the term of the term loan. During the year ended March 31, 2000, the Company made principal payments on the term loan aggregating $1,800,000, of which $900,000 were made in advance of the scheduled due date. During the three month period ended June 30, 2000, the Company made principal payments on the term loan aggregating $750,000, all of which were made in advance of the scheduled due date (unaudited).

PROMISSORY NOTE

    In December 1997, the Company borrowed $2.5 million under a promissory note (the "Note") issued to the Company's former sole stockholder pursuant to the Redemption. The Note bears interest at 9% per annum. Interest on the unpaid principal balance is payable semi-annually. The principal balance will be payable in equal semiannual installments beginning on the date the Company has fully repaid the $15 million term loan, provided, however, that all principal and accrued interest will be due

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 4--LONG-TERM DEBT (IN THOUSANDS): (CONTINUED) and payable on the earlier of (i) December 16, 2003 or (ii) upon the closing of a qualified initial public offering, as defined.

    Future maturities of long-term debt are as follows (in thousands):

MARCH 31,
---------
2001........................................................   $  900
2002........................................................    1,800
2003........................................................    1,250
2004........................................................    2,500
                                                               ------
                                                               $6,450
                                                               ======

NOTE 5--COMMITMENTS:

    The Company leases its primary facilities under an operating lease that was entered into in July 1998 and which expires in June 2005.

    Rent expense for the years ended March 31, 1999 and 2000 were $375,000 and $627,000, respectively. No rent expense was incurred in the year ended
March 31, 1998.

    Future commitments under the non-cancelable lease are (in thousands):

YEAR ENDING MARCH 31,
---------------------
2001........................................................   $  627
2002........................................................      627
2003........................................................      627
2004........................................................      627
2005........................................................      627
Thereafter..................................................      157
                                                               ------
                                                               $3,292
                                                               ======

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 6--MANDATORILY REDEEMABLE SECURITIES:

    The articles of incorporation of the Company, as restated, authorize 6,600,000 shares of preferred stock of which 4,950,000 shares have been designated Mandatorily Redeemable Convertible Preferred Stock and 4,950,000 shares have been designated as Series A Redeemable Preferred Stock. A summary of mandatorily redeemable securities is as follows:

                                                                 MARCH 31,
                                                            -------------------
                                                              1999       2000
                                                            --------   --------
Mandatorily Redeemable Convertible Preferred Stock, no par
  value; 3,159,128 shares issued and outstanding..........  $13,742    $13,824
Mandatorily Redeemable Common Stock, no par value;
  1,316,250 shares issued and outstanding.................      473      1,997
Series A Redeemable Preferred Stock, no par value; no
  shares issued or outstanding............................       --         --
                                                            -------    -------
                                                            $14,225    $15,821
                                                            =======    =======

MANDATORILY REDEEMABLE COMMON STOCK

    Pursuant to the Recapitalization and the Redemption, the Company redeemed 15,896,250 shares of common stock held by its sole stockholder. In addition, the sole stockholder obtained the right to redeem his remaining 1,316,250 shares of common stock during the period from the second anniversary of the closing of the Redemption to the third anniversary of the closing of the Redemption at a per share price of $1.51. As a result of this redemption right, the Company has reclassified these shares from common stock to mandatorily redeemable securities. The Company has accreted to the mandatory redemption amount of $1,997,000 over the two year period from the closing date of the Redemption to the date the shares became redeemable. Such accretion aggregated $26,000, $404,000 and $1,524,000 for the years ended March 31, 1998, 1999 and 2000, respectively. At March 31, 2000, the shares were redeemable by the holder.

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SERIES A REDEEMABLE
  PREFERRED STOCK

    Pursuant to the Recapitalization, the Company issued 3,159,128 shares of Mandatorily Redeemable Convertible Preferred Stock at a purchase price of $4.376 per share.

    The Mandatorily Redeemable Convertible Preferred Stock and Series A Redeemable Preferred Stock have certain rights with respect to voting, dividends, liquidation, redemption and conversion as follows:

    VOTING--The holders of Mandatorily Redeemable Convertible Preferred Stock are entitled to elect four Directors of the Company and are entitled to vote for all other Directors of the Company with holders of other shares of capital stock on an equal basis. The holders of Mandatorily Redeemable Convertible Preferred Stock are entitled to vote together with holders of common stock upon all matters submitted to a vote of shareholders on an equal basis, excluding those matters required to be submitted to a class or series vote. Holders of Series A Redeemable Preferred Stock are not entitled to vote on any matters except to the extent otherwise required under the Corporation Law. The holders of Series A Redeemable Preferred Stock are entitled to elect one Director.

    DIVIDENDS--Holders of Mandatorily Redeemable Convertible Preferred Stock are entitled to receive dividends as the Board of Directors may determine in its sole discretion, provided a dividend is

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 6--MANDATORILY REDEEMABLE SECURITIES: (CONTINUED) also declared on all outstanding shares of common stock. Holders of Series A Redeemable Preferred Stock are entitled to receive cumulative dividends at a per share rate of 6% of $3.9384 per annum, whether or not they have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for the payment of dividends, and in preference to any declaration or payment of any dividend on the common stock or other capital stock of the Company ranking junior to Series A Redeemable Preferred Stock. The issuance of the Mandatorily Redeemable Convertible Preferred Stock resulted in a beneficial conversion feature in the amount of $192,000, which was reflected as a deemed dividend on preferred stock over the two year period from issuance to when the security became convertible. Deemed dividends on preferred stock totaled $24,000, $96,000 and $72,000 for the years ended March 31, 1998, 1999 and 2000, respectively.

    LIQUIDATION--Upon any liquidation, dissolution or winding up of the Company, the holders of Mandatorily Redeemable Convertible Preferred Stock are entitled to receive, prior to any distribution to the holders of common stock or of any other stock ranking on liquidation junior to Mandatorily Redeemable Convertible Preferred Stock, an amount equal to $4.376 per share, plus any accumulated but unpaid dividends and any interests accrued to which such holder is then entitled. However, if the holders would receive more in the event their shares were converted into Series A Redeemable Preferred Stock and common stock (see below for conversion rights), then each holder would receive an amount equal to such holder's Series A Redeemable Preferred Stock liquidation preference amount (as defined below), plus any dividends accumulated but unpaid, in addition to an amount equal to such holder's common stock liquidation preference amount. The holders of Series A Redeemable Preferred Stock are entitled to receive, prior and in preference to any distribution to the holders of common stock or of any other stock ranking on liquidation junior to Series A Redeemable Preferred Stock, an amount equal to $3.9384 per share plus any accumulated but unpaid dividends and any interests accrued to which such holder is then entitled.

    REDEMPTION--At any time after December 5, 2003, any holder of Mandatorily Redeemable Convertible Preferred Stock may require the Company to redeem up to 50% of the outstanding shares held by such holder at $4.376 per share. At any time after December 5, 2004, any holder of Mandatorily Redeemable Convertible Preferred Stock may require the Company to redeem up to all the outstanding shares held by such holder. The Company shall redeem all outstanding shares of Series A Redeemable Preferred Stock upon the election of at least 66 2/3% of the holders upon the closing of a qualified initial public offering ("IPO"). Pursuant to a request of the principal underwriter or the Company at the closing of an IPO, and upon the election of at least 66 2/3% of the holders of Series A Redeemable Preferred Stock, the holders can agree to waive their redemption election right. In the event that this may occur, all outstanding shares shall be exchanged for notes ("Series A Notes") in the aggregate principal amount equal to the aggregate Series A Redeemable Preferred Stock redemption price equal to $3.9384 per share. The Series A Notes shall mature on the second anniversary of the IPO effective date and bear interest at a rate of 10% per annum. The Company may also elect to redeem all shares of Series A Redeemable Preferred Stock at any time upon the closing of an IPO. At any time after the later of the first anniversary of the date of conversion of the Mandatorily Redeemable Convertible Preferred Stock and December 5, 2003, the Company may elect, or any Series A Redeemable Preferred Stock holder may require the Company, to redeem up to 50% of the outstanding shares held by the holder. At any time after the later of the second anniversary of the date of the conversion of the Mandatorily Redeemable Convertible Preferred Stock and December 5, 2004,

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 6--MANDATORILY REDEEMABLE SECURITIES: (CONTINUED) the Company may elect, or any Series A Redeemable Preferred Stock holder may require the Company, to redeem up to all of the outstanding shares held by the holder.

    CONVERSION--The holders of Mandatorily Redeemable Convertible Preferred Stock have conversion rights, subject to the election of at least 66 2/3% of the holders. Each share of Mandatorily Redeemable Convertible Preferred Stock is convertible into one share of Series A Redeemable Preferred Stock and the number of shares of common stock which results from dividing the per share Conversion Value by the Conversion Price per share (at issuance, the conversion ratio into common stock was one-for-one, subject to adjustments for future stock splits and dividends). At March 31, 2000, the per share Conversion Value was $4.376 and the Conversion Price per share was $1.30. The Mandatorily Redeemable Convertible Preferred Stock shall be automatically converted into shares of common stock and Series A Redeemable Preferred Stock as of the closing of the Company's first underwritten offering to the public provided that (i) such offering generates net proceeds of not less than $20 million at a price of $8.75 per share of common stock, (ii) such stock is listed on either the New York Stock Exchange or the NASDAQ National Market System, and (iii) if a redemption of Series A Redeemable Preferred Stock is made, either (A) all outstanding shares of Series A Redeemable Preferred Stock are redeemed, (B) cash in an amount sufficient to redeem all outstanding shares of Series A Redeemable Preferred Stock is segregated and irrevocably held by the Company for payment to holders of Series A Redeemable Preferred Stock or (C) all outstanding shares of Series A Redeemable Preferred Stock are exchanged for Series A Notes. A sufficient number of shares of common stock and Series A Redeemable Preferred Stock are reserved to satisfy the rights of conversion of the holders of the Mandatorily Redeemable Convertible Preferred Stock.

NOTE 7--STOCK OPTION PLANS:

    The Company's 1995 Stock Option Plan (the "1995 Plan") was adopted by the Company's Board of Directors in November 1995. The 1995 Plan provided for grants of incentive stock options to employees, nonemployee directors and consultants at prices determined by the Board of Directors, subject to certain conditions as defined. Generally, these conditions limited prices for the grants ranging from 85% to 110% of the fair market value of the stock, as determined by the Board of Directors, at the date of grant based on the type of the award and the number of shares of common stock held by the grantee at the date of the award. Options generally vest at a rate of not less than 25% per year over four years following the date of grant subject to the optionee's continuous service or vest immediately upon a Change in Control event.

    In November 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Plan") which provides for granting of incentive and nonstatutory stock options, stock bonuses, restricted stock purchase rights and stock appreciation rights ("SARs"). Incentive stock options and stock appreciation rights may be granted only to employees, and stock awards other than incentive stock options and stock appreciation rights may be granted only to employees, directors or consultants. The 1997 Plan permits the optionee to surrender an exercisable SAR for an amount equal to the excess of the market price of the common stock over the SAR price when the right is exercised. There were no outstanding SARs at March 31, 2000.

    Options granted under the 1997 Plan are generally for periods not to exceed ten years and are granted at prices not less than 100% and 85%, for incentive and nonstatutory stock options, respectively, of the fair market value of the stock, as determined by the Board of Directors, on the date

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 7--STOCK OPTION PLANS: (CONTINUED)
of grant. Incentive stock options or awards to purchase restricted stock granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed five years, and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant, or in the case of restricted stock purchase award, the purchase price is at least 100% of the fair market value of the stock on the date of grant. Subject to certain provisions of the 1997 Plan relating to changes in stock ownership, no person shall be eligible to be granted options and stock appreciation rights covering more than 750,000 shares of the Company's common stock in any twelve month period. Options granted under the 1997 Plan will generally provide for vesting of at least 20% per year of the total number of shares subject to the option. A total of 5,540,437 shares of common stock have been reserved for issuance under the 1997 Plan at March 31, 2000.

    Restricted stock awards issued under the 1997 Plan provide that the purchase price shall in no event be less than 85% of the stock's fair market value on the date such award is made. There was no restricted stock issued under the 1997 Plan as of March 31, 2000.

    Activity under the 1995 and 1997 Plans is summarized as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                            OPTIONS     EXERCISE
                                                          OUTSTANDING    PRICE
                                                          -----------   --------
Balance at March 31, 1997...............................   2,492,355     $0.33

Granted.................................................   5,157,000      0.23
Exercised...............................................  (1,141,425)     0.33
Repurchased for cash (See Note 1).......................  (3,269,025)     0.33
Cancelled...............................................     (21,517)     0.33
                                                          ----------
Balance at March 31, 1998...............................   3,217,388      0.25

Granted.................................................     906,750      0.46
Exercised...............................................  (1,292,336)     0.17
Cancelled...............................................    (614,634)     0.18
                                                          ----------
Balance at March 31, 1999...............................   2,217,168      0.28

Granted.................................................     553,200      0.84
Exercised...............................................    (966,887)     0.29
Cancelled...............................................    (226,012)     0.31
                                                          ----------
Balance at March 31, 2000...............................   1,577,469      0.47

Granted (unaudited).....................................     301,500      0.95
Exercised (unaudited)...................................     (29,603)     0.15
Cancelled (unaudited)...................................     (55,618)     0.70
                                                          ----------
Balance at June 30, 2000 (unaudited)....................   1,793,748      0.54
                                                          ==========

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 7--STOCK OPTION PLANS: (CONTINUED)
    The options outstanding and currently exercisable by exercise price at March 31, 2000 are as follows:

                                        OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
                                      -----------------------   ----------------------
                                                   WEIGHTED
                                      WEIGHTED     AVERAGE                    WEIGHTED
                                      AVERAGE     REMAINING                   AVERAGE
      EXERCISE            NUMBER      EXERCISE   CONTRACTUAL      NUMBER      EXERCISE
        PRICE           OUTSTANDING    PRICE     LIFE (YEARS)   EXERCISABLE    PRICE
---------------------   -----------   --------   ------------   -----------   --------
0.15....$.....             825,407     $0.15          7.86        440,419      $0.15
0.33....$.....              38,812     $0.33          6.28         36,101      $0.33
0.70....$.....               5,625     $0.70          8.56          2,026      $0.70
0.71....$.....             202,500     $0.71          8.89         55,896      $0.71
0.73....$.....              81,000     $0.73          9.21             --         --
0.80....$.....              85,500     $0.80          9.44             --         --
0.87....$.....             338,625     $0.87          9.67             --         --
                         ---------                                -------
                         1,577,469                                534,442
                         =========                                =======

FAIR VALUE DISCLOSURES

    For purposes of the following pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants in the years ended March 31, 1998, 1999 and 2000: dividend yield of 0.0%; average risk free interest rates of 5.04% through 6.56% and weighted average option life of five years. The weighted average fair value of options granted during the years ended March 31, 1998, 1999 and 2000 with exercise prices equal to the market price at the date of grant is $0.47, $0.35 and $0.86 per share, respectively. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net income (loss) would have been the pro forma amounts indicated below:

                                                           YEAR ENDED MARCH 31,
                                                      ------------------------------
                                                        1998       1999       2000
                                                      --------   --------   --------
Pro forma net income (loss).........................  $(2,930)    $ 898      $1,657

Pro forma net income (loss) per share:
  Basic.............................................  $ (0.23)    $0.25      $ 0.39

  Diluted...........................................  $ (0.23)    $0.00      $ 0.05

REPURCHASED OPTIONS

    Pursuant to the Recapitalization, the Company offered to purchase previously granted options held by employees for 3,793,838 shares of common stock at a net price of $1.19 per share. Employees accepted the Company's offer with respect to options for an aggregate of 3,269,025 shares, and the Company purchased these options from employees for cash totaling $3,894,000. The Company recorded a charge of $4,519,000 in December 1997 relating to the purchase and offer to purchase such options.

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 7--STOCK OPTION PLANS: (CONTINUED)
The remaining outstanding options not purchased by the Company were exercised for cash or stockholder notes at $0.48 per share, or remained outstanding.

STOCK COMPENSATION

    During the year ended March 31, 1998, the Company determined that $1,197,000 of stock compensation existed relating to certain options granted during the year. The Company began recognizing the compensation ratably over the vesting period and expensed a total of $284,000 until the Recapitalization, at which time all options outstanding became immediately vested. The unrecognized stock compensation for these options of $913,000 was expensed as part of the charge recorded in connection with the Company's offer and purchase of options described above.

    In connection with certain employee stock option grants, the Company recognized deferred stock-based compensation, which is being amortized over the vesting periods of the related options, generally four years, using an accelerated basis. Future compensation charges are subject to reduction for any employee who terminates employment prior to such employee's option vesting date. During the years ended March 31, 1999 and 2000 and the three months ended
June 30, 2000, the Company granted options and recorded deferred stock-based compensation of $71,000, $3,634,000 and $2,188,000 (unaudited), respectively, net of reversals associated with unvested shares of terminated employees. Unamortized deferred stock-based compensation at March 31, 1999, March 31, 2000 and June 30, 2000 was $64,000, $2,724,000 and $4,223,000 (unaudited), respectively.

SHAREHOLDER NOTES

    At March 31, 1999 and 2000, stockholder notes used to exercise options to purchase common stock were outstanding totaling $168,000 and $367,000, respectively. Interest on the stockholder notes ranges from 5.12% to 6.50% per annum, compounded annually, and payable on each December 31 during the term of the notes. The principal portion of the stockholder notes matures in 6 years, but can be paid in full before maturity at the option of the holder. The Company recorded stock compensation of $255,000 and $39,000 related to outstanding stockholder notes during fiscal 1999 and 2000, respectively, representing the difference between the original exercise price of the stock options and the fair market value of the Company's common stock at each respective year end. In
June 1999, the shareholder notes were amended so that no further stock compensation expense will be recorded.

OPTIONS TO CONSULTANTS

    In May 2000, the Company entered into an agreement to receive design services in exchange for cash and an option to purchase 60,000 shares of common stock at $0.95 per share. The option will become exercisable in increments as the services are performed and will be accounted for as a variable award. At June 30, 2000, approximately 6,000 shares were earned and had become exercisable and the Company expensed the related fair value of approximately $59,000. The Company believes that the fair value of the stock options are more reliably measurable than the fair value of the services received.

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 8--INCOME TAXES:

    The components of the provision for (benefit of) income taxes are as follows (in thousands):

                                                         YEARS ENDED MARCH 31,
                                                     ------------------------------
                                                       1998       1999       2000
                                                     --------   --------   --------
CURRENT PROVISION:
  Federal..........................................  $    --     $1,001     $1,738
  State............................................        1        217        285
                                                     -------     ------     ------
                                                           1      1,218      2,023
                                                     -------     ------     ------
DEFERRED PROVISION:
  Federal..........................................   (1,053)      (159)        24
  State............................................     (164)       (28)         5
                                                     -------     ------     ------
                                                      (1,217)      (187)        29
                                                     -------     ------     ------
Provision for income taxes.........................  $(1,216)    $1,031     $2,052
                                                     =======     ======     ======

    Deferred income taxes comprise the following:

                                                                   MARCH 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Accrued expenses and reserves...............................   $  747     $  811
Deferred gain on sale-leaseback.............................    1,109        859
Other.......................................................       81        114
                                                               ------     ------
Deferred income tax assets..................................    1,937      1,784
Less: Depreciation..........................................     (124)        --
                                                               ------     ------
Net deferred income tax assets..............................   $1,813     $1,784
                                                               ======     ======

    The provision for income taxes differs from the amount which would result by applying the applicable statutory federal rate to income before income taxes as follows:

                                                         YEARS ENDED MARCH 31,
                                                     ------------------------------
                                                       1998       1999       2000
                                                     --------   --------   --------
Provision at federal statutory rate................  $(1,195)    $  706     $1,339
State taxes........................................     (108)       134        200
Stock-based compensation...........................      334        172        566
Other..............................................     (247)        19        (53)
                                                     -------     ------     ------
                                                     $(1,216)    $1,031     $2,052
                                                     =======     ======     ======

NOTE 9--ROYALTY COMMITMENTS:

    In September 1993, the Company entered into a license agreement, which was subsequently amended, that grants the Company a worldwide, nonexclusive license to make, have made, sell or otherwise transfer certain semiconductor chips in exchange for royalty payments. This license expires in

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 9--ROYALTY COMMITMENTS: (CONTINUED)
March 2003. Royalty expense was $405,000, $871,000 and $886,000 for the years ended March 31, 1998, 1999 and 2000, respectively.

NOTE 10--BENEFIT PLANS:

    The Company has a retirement plan under Section 401(k) of the Internal Revenue Code. To be eligible for participation in the plan an employee must be at least 18 years old. Employees may contribute up to 20% of their annual compensation on a pre-tax basis. In fiscal 2000, the Company made matching contributions of $109,000. No such contributions were made in prior years.

NOTE 11--INFORMATION CONCERNING BUSINESS SEGMENTS AND MAJOR CUSTOMERS:

INFORMATION ABOUT PRODUCTS AND SERVICES

    The Company operates in a single industry segment where it designs, develops and markets timing and EMI reduction integrated circuits for a broad range of applications. The Company does not have separate operating segments for which discrete financial statements are prepared. The Company's management makes operating decisions and assesses performance based primarily on product revenues and related gross margins.

INFORMATION ABOUT GEOGRAPHIC AREAS

    The Company markets its products in the United States and foreign countries. The following summarizes net revenues by geography (in thousands):

                                                       YEARS ENDED MARCH 31,
                                                   ------------------------------
                                                     1998       1999       2000
                                                   --------   --------   --------
United States....................................  $10,488    $ 7,623    $10,931
Taiwan...........................................   10,314     10,481      9,260
Singapore........................................    1,896      8,349     10,268
Japan............................................    1,631      3,189      6,760
Other............................................    9,836      9,356      7,107
                                                   -------    -------    -------
                                                   $34,165    $38,998    $44,326
                                                   =======    =======    =======

INFORMATION ABOUT MAJOR CUSTOMERS

    Net revenue from three end users (directly and through distributors and contract manufacturers) accounted for 23%, 20% and 12%, respectively, of revenue in the year ended March 31, 2000. Revenue from one end user accounted for 16% of revenue in the year ended March 31, 1999. No one end user accounted for greater than 10% of total net revenue in the year ended March 31, 1998.

    Net revenues from two contract manufacturers accounted for 19% and 10%, respectively, of revenue in the year ended March 31, 2000. No one distributor accounted for greater than 10% of revenue in the year ended March 31, 1998 and 1999. One distributor accounted for 30% and 12% of total accounts receivable at March 31, 1999 and 2000, respectively.

                       INTERNATIONAL MICROCIRCUITS, INC.

NOTE 12--SUBSEQUENT EVENTS:

    Subsequent to June 30, 2000, the Board of Directors authorized the reincorporation of the Company in Delaware and, in conjunction with such reincorporation, a three-for-two stock split of the Company's common stock. All references to the number of shares of common stock and per share amounts have been retroactively restated in the accompanying financial statements to give effect to the reincorporation and stock split. The reincorporation and stock split will be effected prior to the date of the Company's initial public offering.

                    FOR WIT SOUNDVIEW ONLINE PROSPECTUS ONLY

                   "MEET THE MANAGEMENT" PRESENTATION FOR IMI

    Prospective investors will be able to log on to a Web site maintained by Wit SoundView's affiliate, Wit Capital Corporation, where a prospectus is available for review. Within designated sections of the prospectus, including the Underwriting Section of the prospectus, an embedded hyperlink click here for "Meet the Management" Presentation will provide exclusive access to the "Meet the Management" Presentation. This presentation highlights selected information contained elsewhere in the prospectus. This presentation does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and notes to those financial statements, before making an investment decision.

VISUAL 1: DISCLAIMER

    Imagery: Border and Company logo.

    Visual Text: The "Meet the Management" Presentation is part of our prospectus. This presentation highlights selected information contained elsewhere in this prospectus. This presentation does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and notes to those financial statements, before making an investment decision.

    Script: (Ilhan Refioglu) The "Meet the Management" Presentation is part of our prospectus. This presentation highlights selected information contained elsewhere in this prospectus. This presentation does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and notes to those financial statements, before making an investment decision.

VISUAL 2: INTRODUCTION

    Imagery: Border and Company logo. See Description of Artwork on page 1 of the Registration Statement for a description of the image located on the inside front cover of the prospectus.

    Script: (Ilhan Refioglu) Welcome to the "Meet the Management" Presentation for IMI. I'm Ilhan Refioglu, President and CEO. I would like to introduce you to Judy Signorino, our Vice President, Finance and Chief Financial Officer. We would like to talk to you about IMI, a leading provider of high performance integrated circuit timing devices and EMI reduction and high performance logic integrated circuits for the computing, communications, and consumer electronics markets.

VISUAL 3: INDUSTRY BACKGROUND

    Imagery: Border and Company logo. See Description of Artwork on page 1 of the Registration Statement for a description of the image located on the inside gate-fold of the prospectus.

    Visual Text: Title: Industry Background. Diagram with the captions "Computing," "Communications" and "Consumer" as well as photos of the various products under the captions. Box at the bottom with caption, "Increasing demand for high performance electronic systems"

    Script: (Ilhan Refioglu) (see "Business--Industry Background--Demand for High Performance Electronic Systems") Electronic systems play an increasingly important role in our lives, as evidenced by the growth in personal computing, communications and consumer electronics markets. The growth of these markets has been driven by the demand for, and availability of, electronic systems characterized by ever-improving performance, flexibility, reliability and functionality, as well as decreasing size, cost and power consumption. In addition, the dramatic growth of the Internet has resulted in consumer demand for greater bandwidth and higher speed. These demands have resulted in both the development of new, and the enhancement of existing products such as digital cameras, DVD players, game consoles, internet appliances, network routers and switches, notebook computers and set-top boxes.

    Advances in integrated circuits and improvements in semiconductor technology have contributed significantly to the increased performance of, and demand for, these electronic systems. These advances have also enabled the continuing transition from analog to digital systems.

VISUAL 4: INDUSTRY BACKGROUND: COMPONENTS OF A DIGITAL SYSTEM

    Imagery: Border and Company logo. Diagram depicting the components of a digital system that consist of a Processor/Controller, Chip-set logic, Memory, Video, Modem and Audio.

    Visual Text: Title: Industry Background: Components of a Digital System. Box
at the bottom with the caption, "The microprocessor is the brain.... IMI clocks are the Heartbeat!"

    Script: (Ilhan Refioglu) (see "Business--Industry Background--The Components Responsible for System Performance--The Role of Timing Devices in Electronic Systems") Electronic systems generate and manipulate electrical signals using primarily four types of components. These components include: control integrated circuits, such as microprocessors and controllers, memory integrated circuits, logic integrated circuits, which control the transfering, buffering and routing of data; and timing devices. The components of these electronic systems must continue to increase in performance in order to enable the continued development of higher performance systems. Timing devices enable communication among the components within systems as well as between systems. For proper communication between devices, their input and output signals must be coordinated. Timing devices are often described as providing the "heartbeat" of a system, as they generate the pulse by which all the system's components coordinate their communication.

VISUAL 5: INDUSTRY BACKGROUND: THE GROWING IMPORTANCE OF EMI

    Imagery: Border and Company logo. Cartoon depiction of a system designer between a vice clamp labeled Product Requirements--High EMI on one side and FCC--Low EMI on the other side.

    Visual Text: Title: Industry Background: The growing importance of EMI. The side of the vice clamp labeled "Product Requirements" has bulleted text--"High Performance, High Speed, Low Cost, Portability"

    Script: (Ilhan Refioglu) (see "Prospectus Summary, Business--Industry Background--The Growing Importance of EMI") High performance computing, communications and consumer electronics systems operate at high frequencies and, as a result, emit elevated levels of electromagnetic interference, or EMI. Because EMI disrupts the operations of cellular phones, televisions and other communications systems, manufacturers of electronic equipment must reduce EMI to remain in compliance with EMI regulations established by the FCC. Manufacturers have employed a variety of costly and time consuming methods to reduce EMI, such use of shielding material. Using innovative integrated circuits, systems manufacturers can achieve EMI reduction in a timely and cost-effective manner.

VISUAL 6: INDUSTRY BACKGROUND: DEMANDS

    Imagery: Border and Company Logo

    Visual Text: Title: Industry Background: Demands, Bullets that read:

       - Flexible and programmable solutions that enable faster time to market

       - Demand for high performance electronic systems

       - EMI reduction integrated circuits

       - Customer responsiveness

    Script: (Ilhan Refioglu) (see "Prospectus Summary, Business--Industry Background--Industry Demands") In order to meet the demand for higher performance systems in the computing, communications and consumer electronics markets, systems manufacturers require high performance integrated circuits with programmable feature that allow them to rapidly design and test systems assisting them in meeting their time-to-market and cost objectives. In addition, manufacturers need flexible solutions that reduce the overall size and cost of ownership of timing devices in their systems, while at the same time, effectively handling some of the associated system performance issues. The increasing system-wide EMI emissions that result from higher-frequency integrated circuits have compelled system designers to develop and implement new ways to further reduce these emissions. These factors all increase the need for very high performance timing, EMI reduction and logic circuits with outstanding performance specifications. Integrated circuit vendors are further required to accomplish these tasks in a cost-effective manner that responds flexibly to specific customer needs.

VISUAL 7: IMI SOLUTION

    Imagery: Border and Company Logo. Four Rectangles with text, with an arrow leading to a take-away caption.

    Visual Text: Title: IMI Solution. The four rectangles will include the following text: Rectangle 1: Unique and Flexible Design Solution, Gate array architecture, prorietary input/output structures, extensive mixed-signal cell library. Rectangle 2: High Performance Product Solutions, Clocks, Zero Delay Buffers, EMI Reduction ICs, High Performance Logic ICs. Rectangle 3:Broad feature set, Dial-a-dB, Dial-a-frequency. Rectangle 4: Customer Responsiveness, Close relationships with customer, Fast-time to market capability

    Take-away box with, "Leading supplier of Clocks, Zero Delay Buffers and EMI reduction and High Performance Logic ICs"

    Script (Ilhan Refioglu): (see "Business--The IMI Solution")

    We believe our gate-array-based architecture, proprietary input/output structures and extensive mixed-signal cell library enable us to deliver flexible, high performance solutions to our customers faster than many of our competitors, which in turn assists our customers in achieving their time-to-market objectives. Our design methodology gives us fast design and prototype cycle times and enables rapid new product introductions. Our product design architectures have been optimized to provide flexibility during the development process while minimizing costs.

    We manufacture all of our clock products using the most advanced process technology in the timing device industry. This process technology, coupled with our advanced designs, enables us to provide devices that operate at high frequencies are well within industry standards specifications.

    We offer products with a wide range of features and integration levels to address a broad range of system requirements. Our clock products, for example, now include a variety of programmable features, including incremental frequency selection control, EMI reduction selection and control, and features that can alter device functionality.

    We develop long term relationships with our customers by working closely with their development engineers and providing quality customer service. We believe our unique fast time-to-market design capability enables us to respond to customer requests more rapidly than our competition. In addition, our production planning organization works closely with customer procurement groups to maintain aggressive product lead times, excellent on time delivery performance and flexible delivery terms.

VISUAL 8: IMI STRATEGY

    Imagery: Border and Company logo. IMI logo in the center of visual. Circles filled with text connected to the logo as a spoke.

    Visual Text: Title: IMI strategy. The surrounding circles will include the following captions: Further Expand Market Share; Leverage Core Competencies Across Multiple, High Growth Markets; Further Penetrate Industry Leaders, and Continue to Expand Product Offering.

    Script: (Ilhan Refioglu) (see "Business--Our Strategy") Our strategy is to continue strengthening our position as an industry leader in the timing and EMI markets and to rapidly expand market share in the high performance logic market.

    We plan to further expand market share through the continued penetration of existing customers and the expansion of our sales, marketing, and application support organization to acquire new customers.

    We aim to leverage our core competencies in timing and EMI solutions across the high growth communications and consumer product markets.

    We intend to extend our leadership in the EMI market to maintain our position as the EMI solution provider of choice.

    Our strategy is to leverage our proven expertise in producing high performance products to further penetrate leading accounts, such as Cisco and Lucent in the communications market, Apple, Dell and IBM in the computing market and Sanyo and Sony in the consumer market. Additionally, we target industry leaders like AMD, ATI, Intel, nVidia and VIA that set the specifications for future system designs. We work closely with these companies to be adopted into their reference platforms. This enables broad acceptance of our products with leading manufacturers.

    We currently offer one of the most extensive timing solutions in the industry and more EMI reduction products than any of our competitors. We plan to continue to expand our portfolio by developing new timing, EMI reduction and logic products and to transition products over time to new product families and new manufacturing processes as product performance requirements and process technologies evolve.

VISUAL 9: IMI PRODUCTS

    Imagery: Border and Company logo. Three column table with titles "Product Family," "Number of Products" and "Principal Applications."

    Visual Text: Title: IMI Products. The following information is included in this visual:

                                              NUMBER OF
PRODUCT FAMILY                                 PRODUCTS    PRINCIPAL APPLICATIONS
--------------------------------------------  ----------   ----------------------------
Clocks:

    Computing...............................      54       desktop computers
                                                           notebook computers
                                                           servers and workstations

    Application Specific....................      12       digital cameras
                                                           DVD players
                                                           minidisc players
                                                           Peripherals

Zero Delay Buffers..........................      17       memory modules
                                                           network routers and switches
                                                           servers and workstations

EMI Reduction Integrated Circuits...........      19       digital cameras
                                                           DVD players
                                                           Peripherals

High Performance Logic Integrated                 10       network routers and switches
Circuits....................................               servers and workstations

    Script: (Ilhan Refioglu) (see "Prospectus Summary, Business--Products) We design, develop and market high performance integrated circuits for the computing, communications, and consumer electronics markets. Our product portfolio includes clocks, zero delay buffers and EMI reduction and high performance logic integrated circuits. We currently offer more than 100 products, of which more than 50% have been introduced during the last
12 months.

VISUAL 10: IMI CUSTOMERS

    Imagery: Border and Company logo. Two vertical rectangles with the titles "Market," and "Customers"

    Visual Text: Title: IMI Customers. Rectangles include captions listing the following customers:

    Computing: Apple, Dell, IBM, LG, Matsushita, NEC, Fujitsu Siemens, Sony

    Communications: Cisco, Harris, Metricom, Motorola

    Consumer Electronics & Peripherals: Canon, LG, Matsushita, Okidata, Samsung, Sanyo, Sony

    Script: (Ilhan Refioglu) (see "Business--Customers") We have sold our products to leading original equipment manufacturers in the computing, communications, and consumer electronics markets. We currently sell our products, directly and through distributors and contract manufactures, to more than 60 systems manufacturers. Our customers include Apple, Canon, Cisco, Dell, Hewlett-Packard, IBM, NEC, Panasonic, Pioneer, Sharp, Samsung, Sanyo and Sony.

VISUAL 11: IMI COMPETITORS

    Imagery: Border and Company logo. Two rectangles with heading, "Competitive Factors" and "Competitors" and a caption box at the bottom.

    Visual Text: Title: IMI Competition. The rectangle with heading "Competitive Factors" has the following bulleted text:

       - Timeliness of new product introductions

       - Product performance, features, functionality and reliability

       - Service and support

       - Product pricing

       - Adoption of emerging industry standards

       - Brand name

       - Access to customers

       - Size and scope of distribution network

       The rectangle with "Competitors" has the following bulleted text:

       - Clock and EMI Market

           - Cypress, Integrated Circuit Systems

       - Zero Delay Buffers

           - Cypress, Motorola, Texas Instruments

       - Logic

           - Integrated Device Technology, Pericom, Philips and Texas
             Instruments

    The take-away box has the caption: "We believe we compete effectively with our competitors"

    Script: (Ilhan Refioglu) (see "Business--Competition") We believe the principal competitive factors in the markets in which we compete are: timeliness of new product introductions; product performance, features, functionality and reliability; service and support; product pricing; adoption of emerging industry standards; brand name; access to customers; and size and scope of distribution network.

    In the clock and EMI reduction markets our primary competitors include Cypress Semiconductor and Integrated Circuit Systems. In the zero delay buffer market, our primary competitors include Cypress, Motorola and Texas Instruments. In the logic market, our primary competitors include Integrated Device Technology, Pericom, Philips and Texas Instruments. We believe we compete effectively with respect to these factors with our competitors.

    And with that, I will turn it over to Judy for an overview of our financial results. Judy....

VISUAL 12: FINANCIAL SUMMARY

    Imagery: Border and Company logo. Quarterly results of Operations (June 30, 1998--June 30, 2000).

    Visual Text: Title: Financial Summary. "Quarterly Results of Operations" table.

    Script: (Judy Signorino) (See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Quarterly Results of Operations"). We were founded in 1972 as a supplier of semi-custom gate-array integrated circuits. In 1991, we entered the timing device market. We introduced our first EMI reduction circuits in 1994, our first zero delay buffers in fiscal 2000, and our initial line of high performance logic chips in fiscal 2001.

    In 1997, we decided to focus our efforts on establishing a leadership position in the timing device market and discontinued production of semi-custom gate-array integrated circuits. At that time, we also decided to outsource all wafer fabrication to independent foundries and discontinued operation of our own wafer fabrication facility. All fixed assets related to our wafer fabrication facility were sold, and the $1.4 million loss on the transaction was recorded in fiscal 1998.

    In December 1997, we recapitalized our company, resulting in a group of investors acquiring a 92% equity interest in our company.

    The following table sets forth unaudited statement of operations data for each of the nine quarters ended June 30, 2000. This information has been derived from our unaudited financial statements. These unaudited quarterly results should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the prospectus.

    Our quarterly operating results have been affected by seasonal factors. Original equipment manufacturers that purchase our integrated circuits for incorporation into personal computers and consumer electronics typically increase their purchases during the pre-year-end holiday period. As a result, our revenues have historically peaked in the second and third quarter of each fiscal year and declined in the fourth quarter of the fiscal year. We expect these seasonal fluctuations to continue for the foreseeable future. The increases in quarterly revenue from one fiscal year to the next were primarily due to increased unit shipments as the result of new customer design wins.

    Gross margins in each quarter in fiscal 2000 have improved over the corresponding quarter in fiscal 1999 due to a shift in product mix toward our higher-margin EMI reduction and zero delay buffer integrated circuits and to reductions in per unit manufacturing costs. Gross margins have varied on a sequential quarterly basis due to seasonal revenue levels and quarterly fluctuations in product mix.

    Research and development expenses increased primarily due to the hiring of additional development personnel and consultants and an increase in prototyping costs. The high expenditures in the quarters ended March 31, 2000 and December 31, 1998 were due to unusually large numbers of prototypes delivered during those quarters.

    Selling, general and administrative expenses fluctuate primarily as the result of sales commissions, which are based on quarterly revenue. The unusually high expenditures in the quarters ended March 31, 2000 and June 30, 2000 were related to the expansion of our direct international sales force and the hiring of additional applications engineers.

    This was a summary of our financial performance--now back to Ilhan.

VISUAL 13: END OF PRESENTATION

    Imagery: See Description of Artwork on page 1 of the Registration Statement for a description of the image located on the inside front cover of the prospectus.

    Script: (Ilhan Refioglu): (Prospectus Summary) We hope that this presentation was helpful in understanding the business model of IMI and the strategy that our management team intends to execute. In conclusion, there exists a growing demand for fast, high-bandwidth electronic systems characterized by ever improving performance, flexibility, reliability and functionality, as well as decreasing size, cost and power consumption. We have developed a compelling product portfolio consisting of clocks, zero delay buffers and EMI reduction and high performance logic integrated circuits to address these markets, as evidenced by our significant design wins with industry leaders such as Compaq, Cisco, Dell and Sony. In addition our timing devices are designed in the Intel reference mobile motherboard. We have also successfully penetrated the digital camera, DVD and minidisc player markets with recent design wins at Sanyo, Sony and Kenwood. We encourage you to refer to the prospectus for additional support and disclosure as well as to take a look at "Risk Factors" in detail. Again, thank you for your interest in IMI.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                            Shares

                                     [LOGO]

                                  Common Stock

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                 WIT SOUNDVIEW
                            NEEDHAM & COMPANY, INC.

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee.........  $   19,127
NASD filing fee.............................................       7,745
Nasdaq National Market application fee......................      95,000
Blue sky qualification fees and expenses....................       5,000
Printing and engraving expenses.............................     175,000
Legal fees and expenses.....................................     350,000
Accounting fees and expenses................................     400,000
Director and officer liability insurance....................     250,000
Transfer agent and registrar fees...........................       7,500
Miscellaneous expenses......................................      40,628
                                                              ----------
    Total...................................................  $1,350,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements
(Exhibit 10.1) with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    (a) Since March 31, 1997, the Registrant has issued and sold the following unregistered securities:

       (1) Since March 31, 1997, the Registrant has granted options to purchase an aggregate of 6,918,450 shares of its common stock.

       (2) On December 16, 1997, the Registrant sold 3,159,128 shares of its mandatorily convertible preferred stock to a group of investors at a purchase price of $4.376 per share.

    (b) There were no underwriters employed in connection with any of the transactions set forth in Item 15(a).

    (c) The issuances described in Item 15(a)(1) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The issuances described in Item 15(a)(2) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) EXHIBITS.

       EXHIBIT
       NUMBER           NAME OF DOCUMENT
       -------          ----------------
        *1.1            Form of Underwriting Agreement
         3.1            Amended and Restated Articles of Incorporation of the
                          Registrant
         3.2            Amended and Restated Bylaws of the Registrant
        *3.3            Form of Amended and Restated Certificate of Incorporation of
                          the Registrant to be filed after the closing of the
                          offering
        *4.1            Specimen certificate representing the common stock
        *5.1            Opinion of Gray Cary Ware & Freidenrich LLP
       *10.1            Form of Indemnification Agreement between the Registrant and the Registrant's directors and officers
        10.2            Standard Industrial Lease dated July 1998 by and between
                          Marin County Employees' Retirement Association and the
                          Registrant
        10.3            Sublease dated February 5, 1999 by and between Devcon
                          Microcircuits, Inc. and the Registrant
       +10.4            License Agreement effective as of August 1, 1995 by and
                          between Lexmark International, Inc. and the Registrant
       +10.5            Task Order effective on December 1, 1999 by and between
                          International Business Machines Corporation and the
                          Registrant
        10.6            Preferred Stock Purchase Agreement dated November 19, 1997 by and among the Registrant and certain of the
                          Registrant's stockholders
        10.7            Stockholders' Agreement dated December 16, 1997 by and among the Registrant and certain of Registrant's stockholders
        10.8            1997 Equity Compensation Plan
       *10.9            1995 Stock Option Plan
       *10.10           2000 Employee Stock Purchase Plan
       *10.11           Loan Agreement December 16, 1997 by and between Registrant
                          Fleet National Bank
       *21.1            Subsidiaries of the Registrant
        23.1            Consent of Independent Accountants
       *23.2            Consent of Gray Cary Ware & Freidenrich LLP (included in
                          Exhibit 5.1)
        24.1            Power of Attorney (included on signature page)
        27.1            Financial Data Schedule

------------------------

*   To be filed by amendment.

+  Confidential treatment has been requested as to a portion of this Exhibit.

    (b) FINANCIAL STATEMENT SCHEDULES.

    All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

(1) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned Registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Milpitas, State of California, on September 5, 2000.

                                                       INTERNATIONAL MICROCIRCUITS, INC.

                                                       By:              /s/ ILHAN REFIOGLU
                                                            -----------------------------------------
                                                                          Ilhan Refioglu
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ilhan Refioglu and Judith A. Signorino, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       President, Chief Executive
                 /s/ ILHAN REFIOGLU                      Officer and Director
     -------------------------------------------         (PRINCIPAL EXECUTIVE        September 5, 2000
                   Ilhan Refioglu                        OFFICER)

                                                       Vice President, Finance and
               /s/ JUDITH A. SIGNORINO                   Chief Financial Officer
     -------------------------------------------         (PRINCIPAL FINANCIAL AND    September 5, 2000
                 Judith A. Signorino                     ACCOUNTING OFFICER)

                /s/ MICHAEL C. CHILDS
     -------------------------------------------       Director                      September 5, 2000
                  Michael C. Childs

                 /s/ KURT R. JAGGERS
     -------------------------------------------       Director                      September 5, 2000
                   Kurt R. Jaggers

                               INDEX OF EXHIBITS

       EXHIBIT
       NUMBER           NAME OF DOCUMENT
       -------          ----------------
        *1.1            Form of Underwriting Agreement
         3.1            Amended and Restated Articles of Incorporation of the
                          Registrant
         3.2            Amended and Restated Bylaws of the Registrant
        *3.3            Form of Amended and Restated Certificate of Incorporation of
                          the Registrant to be filed after the closing of the
                          offering
        *4.1            Specimen certificate representing the common stock
        *5.1            Opinion of Gray Cary Ware & Freidenrich LLP
       *10.1            Form of Indemnification Agreement between the Registrant and the Registrant's directors and officers
        10.2            Standard Industrial Lease dated July 1998 by and between
                          Marin County Employees' Retirement Association and the
                          Registrant
        10.3            Sublease dated February 5, 1999 by and between Devcon
                          Microcircuits, Inc. and the Registrant
       +10.4            License Agreement effective as of August 1, 1995 by and
                          between Lexmark International, Inc. and the Registrant
       +10.5            Task Order effective on December 1, 1999 by and between
                          International Business Machines Corporation and the
                          Registrant
        10.6            Preferred Stock Purchase Agreement dated November 19, 1997 by and among the Registrant and certain of the
                          Registrant's stockholders
        10.7            Stockholders' Agreement dated December 16, 1997 by and among the Registrant and certain of Registrant's stockholders
        10.8            1997 Equity Compensation Plan
       *10.9            1995 Stock Option Plan
       *10.10           2000 Employee Stock Purchase Plan
       *10.11           Loan Agreement December 16, 1997 by and between Registrant
                          Fleet National Bank
       *21.1            Subsidiaries of the Registrant
        23.1            Consent of Independent Accountants
       *23.2            Consent of Gray Cary Ware & Freidenrich LLP (included in
                          Exhibit 5.1)
        24.1            Power of Attorney (included on signature page)
        27.1            Financial Data Schedule

------------------------

*   To be filed by amendment.

+  Confidential treatment has been requested as to a portion of this Exhibit.